NO ACT

DC/pe
1-25-08

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041738

Received SEC
MAR 10 2008
Washington, DC 20549

March 10, 2008

Act: 1934
Section:
Rule: 14A8
Public Availability: 3/10/2008


Jennifer F. Rudolph
Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716


Re: Wal-Mart Stores, Inc.
Incoming letter dated January 25, 2008

Dear Ms. Rudolph:

This is in response to your letters dated January 25, 2008 and February 20, 2008 concerning the shareholder proposal submitted to Wal-Mart by the Free Enterprise Action Fund. We also have received a letter on the proponent's behalf dated January 29, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

RECEIVED
2008 JAN 28 PM 4:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

WAL★MART

# Legal

702 SW 8th Street
Bentonville, AR 72716
Main 479.273.4505
www.walmart.com

Jennifer F. Rudolph
Jennifer.Rudolph@walmartlegal.com

January 25, 2008

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of Free Enterprise Action Fund

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Wal-Mart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Wal-Mart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Wal-Mart's 2008 Annual Shareholders' Meeting (the "*2008 Proxy Materials*"). The Proposal was submitted by Free Enterprise Action Fund (the "*Proponent*"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2008 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter is attached hereto as Exhibit A. In accordance with Rule 14a-8(j), we are providing six copies of this letter and its attachments to the Commission.

Wal-Mart intends to begin printing the 2008 Proxy Materials on or about April 14, 2008, so that it may begin mailing the 2008 Proxy Materials no later than April 17, 2008. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

## I. The Proposal.

The resolution included in the Proposal requests that the Board of Directors of the Company (the "*Board*") prepare, at reasonable expense and omitting proprietary information, and issue a global warming report, which may describe and discuss how action taken to date by the Company to reduce its impact on global climate change has affected the global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided. In the Proposal's supporting statement (the "*Supporting Statement*"), the Proponent states that shareholders want to know how Wal-Mart's actions relating to global warming may be affecting global climate, but makes it clear that it is skeptical that human activities, including the Company's activities, are affecting the global climate in any discernible way. The Supporting Statement focuses on greenhouse gases, how they may or may not affect the global climate and regulations relating to greenhouse gases.

II. Background.

The Company knows that being an efficient and profitable business and being a good steward of the environment are goals that can work together. As one of the largest companies in the world, with an expanding global presence, the Company knows it has a responsibility to become a leader in environmental sustainability. Among the Company's sustainability goals is limiting its carbon dioxide emissions. The Company's Greenhouse Gas Network ("GHG Network") works to create business advantages from measuring, reducing and eliminating the use of fossil fuels in the Company's stores and supply chain, as well as by its customers. As a part of its efforts, the Company has undertaken numerous initiatives that can both lessen the impact of the Company on the environment and save money for the Company and its customers (collectively, the "*Environmental Initiatives*"). Those initiatives include:

- working to make the Company's stores more energy efficient, including the use of alternate sources of power, such as wind and solar power;

- making the Company's fleet of trucks more energy efficient, including the use of alternate fuels to power that fleet;

- reducing the solid waste generated by the Company, including the packaging on products sold by the Company; and

- other initiatives aimed to limit the Company's carbon dioxide and other greenhouse gas emissions from the Company's stores, distribution centers and trucking fleet.

Of course, the Environmental Initiatives positively impact not only the amount of greenhouse gases emitted, but also matters such as air quality, the usage of additional petroleum-based energy sources and the amount of solid waste being put in land fills. Moreover, by engaging in initiatives such as using renewable energy resources, including wind and solar power, the Company intends not only to reap the benefits of reduced greenhouse gas emissions, but also to reduce its energy costs. Thus, the initiatives are intended to produce both a direct financial benefit for the Company's shareholders and a direct environmental benefit for the Company's customers, shareholders, associates and the communities the Company's stores serve worldwide.

The Company describes all of its Environmental Initiatives and provides related statistical data regarding its progress in reducing its environmental impact in its report, *Sustainability Progress to Date 2007-2008*, which the Company released on November 15, 2007 and a copy of which is attached hereto as Exhibit B (the "*Sustainability Report*"). The Sustainability Report was prepared as a part of the Company's commitment to keep its shareholders and the public informed about the Company's sustainability efforts, including its efforts to limit the Company's environmental impact. That report sets forth some of the Company's views on climate change and what the Company is doing to minimize its impact on the global climate. Please note that the Sustainability Report is available for review on the Company's corporate website, at www.walmartstores.com, and is accessible through the "Environment" page on that website.

In addition, the Company continually reports its goals, efforts and progress on matters relating to the emission of greenhouse gases on its website, www.walmartfacts.com. On that website, the public can read fact sheets, such as the fact sheet relating to Greenhouse Gas Emissions, a copy of which is attached hereto as Exhibit C, and the fact sheet relating to Alternate Fuels, a copy of which is attached hereto as Exhibit D (collectively, the "*Fact Sheets*"). The Company frequently provides its shareholders and the public with additional information concerning the Company's actions with respect to the protection of the environment through press releases and other postings on our corporate website at www.walmartstores.com. Examples include the announcements of the Company's partnership with the Clinton Climate Initiative and the Company's partnership with the Carbon Disclosure Project.

While many in the scientific community believe that human activity, including greenhouse gas emissions, affect the global climate,[1] it is not possible under current levels of scientific understanding to precisely quantify the impact that distinct actions of individuals or companies can have on climate or temperature change. Therefore, the Company has not attempted to quantify exactly how its Environmental Initiatives may have translated into a direct effect on the mean global temperature or into the avoidance or lessened severity of undesirable climatic and weather-related events or disasters. However, as stated in the Sustainability Report, the Company believes that continuing the Environmental Initiatives not only is a matter of good corporate citizenship, but is also good for the Company's business.

III. Grounds for Exclusion.

The Company believes that the Proposal is excludable under three of the bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

- the Proposal has been substantially implemented by the Company as contemplated by Rule 14a-8(i)(10);
- the Proposal is designed to further a personal grievance and personal interest of the Proponent not shared by the other shareholders of the Company at large as contemplated by Rule 14a-8(i)(4); and
- the Proposal is impermissibly vague and impossible to implement by the Company, and, accordingly, is excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

[1] *See* International Panel on Climate Change, 2007: Climate Change 2007: The Physical Science Basis. Contribution of Working Group I to the Fourth Assessment Report of the Intergovernmental Panel on Climate Change [Solomon, S., D. Qin, M. Manning (eds.)], *available at* http://ipcc-wg1.ucar.edu/wg1/wg1-report.html (last visited January 23, 2008).

*A. The Proposal has been substantially implemented by the Company, and, accordingly, is excludable under Rule 14a-8(i)(10).*

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983).

As stated by the Commission in the predecessor to Rule 14a-8(i)(1), the general policy underlying the substantially implemented basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976). Furthermore, the Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. *See, e.g., Exxon Mobil Corporation* (avail. Mar. 18, 2004) and *Xcel Energy, Inc.* (avail. Feb. 17, 2004) [2]; *The Talbots, Inc.* (avail. Apr. 5, 2002)[3]; *AMR Corp.* (avail. Apr. 17, 2000)[4]; *Masco Corp.* (avail. Mar. 29, 1999)[5]; *Erie Indemnity Co.* (avail. Mar. 15, 1999)[6]; *Nordstrom Inc.* (avail. Feb. 8, 1995)[7]. The Company believes that it may exclude the Proposal because, as discussed below, the Company has already substantially implemented the objectives sought by the Proponent through adherence to various internal policies, practices and procedures of the Company.

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[2] Both permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports.

[3] Permitting exclusion of a proposal requesting that the company implement a code of conduct based on International Labor Organization human rights standards where the company had established and implemented its own business practice standards.

[4] Permitting exclusion of a proposal where the company had already implemented such a policy.

[5] Permitting exclusion of a proposal upon notice that the company had already adopted a similar resolution.

[6] Permitting exclusion of a proposal to make the company's conflict of interest policy applicable to gifts to directors where the company had already adopted a resolution generally barring acceptance of gifts of greater than nominal value by directors.

[7] Permitting exclusion of a proposal that the company adopt a code of conduct for its foreign suppliers that was substantially covered by existing company guidelines as being moot.

The Company believes that the Proposal has been substantially implemented, and can therefore be omitted from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10).

The Proposal requests the preparation of a Global Warming Report but does not give any detail as to what should be included in such report. The Proposal does no more than suggest that the report "may describe and discuss" the effect of the Environmental Initiatives on the mean global temperature and climatic and weather-related events and disasters, although the Supporting Statement suggests that shareholders of the Company want to know that information. In view of the nature of the report requested, the Company believes that the Sustainability Report substantially implements the Proposal. Starting at page 40, the Sustainability Report describes the Environmental Initiatives, including the goals of those initiatives. In particular, the Company directs the Staff's attention to the following portions of the Sustainability Report:

- Page 41 and following, where, under the caption "Climate," the Company describes its objectives with respect to climatic systems and the particular actions it is committed to taking with respect to the impact of the Company's operations on those climatic systems;

- Page 43, where, under the caption "Transportation," the Company discusses its efforts to attain substantial gains in fuel efficiency for the trucking fleet, which is one of the largest private fleets in the world;

- Page 43 and following, where, under the caption "Buildings," the Company discusses its efforts to make the buildings in which its stores and distribution centers are housed more energy efficient and to use renewable energy systems, such as wind and solar power, daylight harvesting and radiant heat technology to reduce its reliance on non-renewable energy and to reduce greenhouse gas emissions; and

- Page 46 and following, where, under the caption "Measuring Progress," the Company gives information about its carbon dioxide emissions in 2005 and 2006, and provides a scorecard for its efforts.

In addition, the Company directs the Staff's attention to the Fact Sheet relating to greenhouse gas emissions (Exhibit C hereto) in which the Company discusses both its views on climate change and the Company's goals relating to limiting greenhouse gas emissions in its operations.

The Company recognizes that the Sustainability Report, the Fact Sheets and the other information it regularly provides its shareholders and others contain no explicit description or quantification of the Environmental Initiatives' effect on mean global temperature or the climate or weather-related events or disasters. This is because, as noted above, it is not possible to determine such information using current scientific knowledge; as a result, no universally acceptable model or methodology exists by which the Company could produce a report on the information requested by the Proposal, especially at a reasonable cost. Therefore, even with a substantial expenditure of shareholder assets, the Company could not implement the proposal. What the Company has done is to produce substantial and meaningful reports on its efforts to limit its environmental impact and to provide very specific data regarding its greenhouse gas emissions. In doing so, the Company has already substantially implemented the Proposal.

The Company views the Proposal and the implementation of the Proposal represented by the portions of the Sustainability Report, the Fact Sheets and the other information available on its websites to present a situation similar to the situation the Staff reviewed in *ExxonMobil Corporation* (available March 23, 2007) in which the Staff indicated it would not recommend action to the Commission if ExxonMobil Corporation omitted a proposal in reliance on Rule 14a-8(i)(10). That proposal asked for a report on that company's response to pressures to develop renewal energy products and technologies. Just as the Company has done above, ExxonMobil was able to show that, in a number of publicly available materials, it had provided the type of information requested by the proposal in that instance. *See also*, *Exxon Mobil Corporation* (available March 18, 2004) and *Xcel Energy, Inc.* (available february 17, 2004) (permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports). Although we recognize that there are other requests to the Staff in regard to the exclusion of similar shareholder proposals in which the Staff has reached a different conclusion, the Company believes that in its case the facts demonstrate that it has substantially implemented the Proposal, as did ExxonMobil and Xcel Energy in the situations described in the letters cited above.

*B. The Proposal relates to a personal interest of the Proponent, and, accordingly, is excludable under Rule 14a-8(i)(4).*

Under Rule 14a-8(i)(4), a proposal may be omitted from a registrant's proxy statement if such proposal "is designed ... to further a personal interest, which is not shared by the other shareholders at large." The Commission has stated that the purpose of Rule 14a-8(i)(4) is to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Proposal is excludable as relating to redress of a personal claim or grievance even if the Staff finds that the Proposal on its face involves a matter of general interest to all shareowners. Exchange Act Release No. 19135 (Oct. 14, 1982) (which states that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts ... that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). In this case, the personal agenda of the Proponent appears to be a desire to use the Company as a tool in its public campaign to argue that there is no demonstrable link between the regulation of greenhouse gas emissions and climate change.

The Supporting Statement makes clear that the Proponent opposes the proposition that human actions are having an impact on the global climate. Although the Proponent requests a "Global Warming Report," the only information the Proponent suggests be included in the report and appears to want from the report is a description and discussion of how the Company's actions to reduce its impact on the global climate has changed or avoided "changes in mean global temperature and any undesirable climatic and weather related events and disasters." The

Proponent states in the Supporting Statement that "[s]hareholders want to know how Wal-Mart's actions relating to global warming may be affecting global climate."

The Proponent knows that providing any such description and discussion is, in fact, impossible to produce, especially at a reasonable cost, as described above. That is the point the Proponent apparently wants to make by requesting that the Company expend shareholder resources to produce a report in which the Company would state that it is unable to quantify how the Environmental Initiatives have affected the climate. But it does not follow that because the impact of human activity cannot be measured, that there is no such impact. According to the United States Environmental Protection Agency (the "EPA"), although increases in atmospheric greenhouse gases "tend to warm the planet," questions remain regarding "how much warming will occur, how fast it will occur, and how the warming will affect the rest of the climate system including precipitation patterns and storms." [8] The EPA goes on to state that "Answering these questions will require advances in scientific knowledge in a number of areas," including "determining the relative contribution to climate change of human activities and natural causes." [9]

The Proponent is on record as a frequent and consistent skeptic regarding climate change, as demonstrated by its websites and public statements.[10] While the Proponent is free to hold these views and to argue its position publicly, it should not be allowed to use the Company and the shareholder proposal process to advance its well known personal agenda at the expense of the Company and its shareholders.

Based on the foregoing, the Company believes that it may exclude the Proposal from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(4) as the Proposal relates to a personal interest of the Proponent.

*C. The Proposal is impermissibly vague and impossible to implement by the Company, and, accordingly, is excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).*

Under Rule 14a-8(i)(3), a proposal may be omitted from a registrant's proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (avail. Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify the exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different form the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. March 12, 1991). In addition, under Rule 14a-8(i)(6), a company "lack[s] the power or authority to implement" a proposal when the

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[8] *See* EPA, State of Knowledge, *available at* http://www.epa.gov/climatechange/science/stateofknowledge.html#ref.
[9] *Id.*
[10] The Proponent's statements may be found on his websites, www.freeenterpriseactionfund.com and www.junkscience.com.

proposal "is so vague and indefinite that [the company] would be unable to determine what actions should be taken." *International Business Machines Corp.* (avail. January 14, 1992).

As discussed above, the Proposal does not give any detail as to what should be included in the requested report. However, the Proposal suggests that the report describe and discuss the effect of the Environmental Initiatives on the mean global temperature and any climatic and weather-related events and disasters that were avoided. To assess the avoidance of such events would require the Company to define, identify, and characterize events and disasters that have not occurred. The Proposal gives no guidance as to how the Company could approach this topic. If the Proposal were adopted, the Company would not be able to determine what action the Company should take in response. Even if such events could be reasonably defined, and a formula or methodology developed to predict what elements contribute to the nonoccurrence of such events, it would be difficult and speculative, at best, to assess how the Company's numerous activities impact the fact that certain events did not occur.

In addition, it is not reasonably possible for the Company to determine the effects its actions have had on the mean global temperature. Global warming is a complex scientific phenomenon that potentially can be impacted by the action or inaction of innumerable actors, as well as natural occurrences. The Company has taken a variety of actions to deal with its impact on the environment and the climate. Each of the Company's individual efforts would require a different type of analysis to quantify the results. To the extent that the Proposal requires the Company to determine the Company's impact on "changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided," the Company does not have the scientific resources available to make such a determination.

While the Staff has not previously directly addressed the question of whether such a request is impossible to implement, prior Staff no-action letters are consistent with the position that a proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company does not have the resources to determine the requested information. In *Anheuser-Busch Companies, Inc.* (Feb. 9, 1993), the Staff stated that a charitable contributions proposal which requested the company to make contributions to only those little league organizations that give each child the same amount of playing time as practically possible could be excluded under Rule 14a-8(i)(6). Similarly, in *General Motors Corporation* (avail. March 9, 1981), the Staff did not recommend action with respect to General Motors' exclusion of a proposal that it ascertain the number of avowed Communists, Marxists, Leninists, and Maoists on the faculty and in the administration of any particular school before making a donation to the school without guidance as to how to determine which persons fell within the prohibited group.

Based on the foregoing, the Company believes that it may exclude the Proposal from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(6) as the Proposal is impermissibly vague and impossible to implement.

IV. Conclusion.

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2008 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2008 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2008 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-9353 or Jeffrey J. Gearhart, Senior Vice President and Deputy General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Jennifer F. Rudolph

Jennifer F. Rudolph
Counsel
Wal-Mart Stores, Inc.

cc: Steven J. Milloy
Managing Partner
Action Fund Management, L.L.C.
as investment adviser to Free Enterprise Action Fund
12309 Briarbush Lane
Potomac, Maryland 20854

Enclosures

# Exhibit A

action fund
management.LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

BY FAX

December 21, 2007

Jeffrey J. Gearhart
Vice President and General Counsel, Corporate Division &
Assistant Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

Dear Mr. Gearhart:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart Stores, Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 1298 shares of the Company's common stock which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Wal-Mart Common Stock

Attachment: Shareholder Proposal: Global Warming Report

# Global Warming Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by Wal-Mart to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.

Supporting Statement:

Wal-Mart supports action on global warming and is a member of the U.S. Climate Action Partnership (USCAP), a group that lobbies for global warming regulation.

But scientific data show that atmospheric levels of carbon dioxide, the greenhouse gas of primary concern in global warming, do not drive global temperature. *See e.g.*, http://youtube.com/watch?v=XDI2NVTYRXU.

Even assuming for the sake of argument that atmospheric carbon dioxide levels affect global temperatures, the U.S. Environmental Protection Agency recently projected that U.S. regulation of manmade greenhouse gas emissions would have a trivial impact on atmospheric concentrations of carbon dioxide over the next 90 years. *See e.g.*, http://www.epa.gov/climatechange/downloads/s1766analysispart1.pdf and http://www.junkscience.com/ByTheJunkman/20071004.html.

So U.S. greenhouse gas regulation is not likely to discernibly affect global climate in the foreseeable future.

Global warming regulation is expected to harm the economy. The Congressional Budget Office, U.S. Department of Energy and prominent economists such as Alan Greenspan, Arthur Laffer and Greg Mankiw all say that cap-and-trade — a type of greenhouse gas regulation promoted by USCAP — would reduce economic growth. *See e.g.*, http://www.junkscience.com/failure_to_disclose.pdf.

Shareholders want to know how Wal-Mart's actions relating to global warming may be affecting global climate.

# Exhibit B

DM 3013483

At **Wal-Mart**, we believe what's good for the environment can be good for business too. We've taken the concept of affordable sustainability to another level by bringing customers our Every Day Low Prices on resource-friendly products. Read this report to find out what we're doing.


WAL*MART

# Sustainability Progress to Date 2007–2008

## We're making sustainability **our** business



[illegible]

# Message from Lee Scott

We know, as the **world's largest retailer**, that people have high expectations of Wal-Mart, and that we have unique opportunities and a responsibility to our communities, our customers and our Associates. One of our biggest opportunities – for the future of our business and of the world – is to become a more sustainable company.

For more information visit
**www.walmartstores.com/sustainability**



Just over two years ago, Hurricane Katrina struck the United States. For the people of the Gulf Coast, it was a devastating event that forever changed the lives of thousands. In a different way, it also changed Wal-Mart forever. Hurricane Katrina showed us our potential to serve our customers, our Associates and our communities by applying our business model to solving major problems. In October 2005, motivated by our experience with the Katrina disaster, we committed to a set of environmental and other goals in a speech titled "Twenty-First Century Leadership."

This report reviews and discusses our efforts to date. This letter focuses specifically on the environment, health care, diversity, sourcing and the work of our foundation. As you will see, we are making good progress in a number of these areas, while in others we still have work ahead of us. We are also working to establish performance metrics and determine our performance baselines to measure and drive our progress. As we do that, we remain committed to our journey toward building a more sustainable Wal-Mart.

Like everything we do, sustainability begins with our customers. From the day that Sam Walton opened the doors of the first Wal-Mart store in 1962, our mission has been to save people money so they can live better. Today that mission extends to sustainability. We don't believe that our customers, whether they shop in a Todo Dia, ASDA store, Wal-Mart Supercenter or Sam's Club, should have to choose between products they can afford and products that are ethically sourced, high quality and environmentally friendly.

We have found that there is no conflict between our business model of everyday low costs and everyday low prices and being a more sustainable business. To make sustainability sustainable at Wal-Mart, we've made it live inside our business. Many of our environmental sustainability efforts, for example, mean cost savings for us, our suppliers and our customers, so that in both good times and bad times, they will remain part of who we are.

We have also learned we can become a better company by working together and learning from others. Our 13 environmental sustainability networks are a great example. They are a model of how we work with environmental non-governmental organizations (NGOs), suppliers, scholars, government leaders and other thought leaders to identify and put in place meaningful changes. We're pleased with this collaborative approach. We owe a great deal of credit to the women and men, inside and outside of Wal-Mart, who work with us in these networks. And we will continue to talk and work with these leaders and groups – including critics – to help us become more sustainable.

A lot of the attention around our sustainability efforts has focused on the environment, which is not unexpected. But our work to become a better company is about more than what we're doing with the environment. Sustainability at Wal-Mart also has broad economic and social components, including health care, economic opportunity and the quality of life of the people who make the products we sell. Ultimately, these are interwoven, and we are committed to making progress in each of these areas.

Perhaps the most powerful way in which Wal-Mart contributes to communities is through economic opportunity. 176 million customers around the world shop at our stores every week to save money and live better. Families who save money can use the savings to participate in the digital revolution, put more food on their kitchen tables, buy more environmentally friendly products and achieve their aspirations.

# Message from Lee Scott

The benefit extends even beyond our customers. Global Insight recently updated its independently certified study to show that the average American household saves more than $2,500 per year because of Wal-Mart. Around the world, we create thousands of jobs every year with competitive wages and the opportunity to advance as far as hard work and talent can take our Associates. These jobs meet a variety of needs for a lot of different people – whether the associate is a student who wants work experience, a senior citizen who needs a part-time job or an individual looking to build a career. At the same time, we want to do more, and we will do more, to increase the opportunity we provide our Associates and to spread more economic opportunity throughout the communities we serve.

When it comes to sustainability, we are going beyond the three environmental goals we announced in the "Twenty-First Century Leadership" speech: to be supplied 100 percent by renewable energy; to create zero waste; and to sell products that sustain our resources and the environment. We've developed an approach that goes beyond these goals to driving sustainable practices into our supply chain, the products we sell, the lives of Associates and the communities where we operate and source. We call this approach "Sustainability 360." And we are applying the Sustainability 360 approach in other areas as well.

When it comes to energy, we've made good progress by using more renewable sources and becoming more efficient. We recently began piloting a solar power project that when fully implemented could be one of the 10 largest solar power purchases in the United States and perhaps the world. We are making new and old stores and clubs across the globe more energy efficient by applying technologies such as improved heating and air conditioning and light-emitting diode (LEDs) lighting. We're also making good progress on doubling the fuel efficiency of our truck fleet by, for instance, improving the design of our vehicles and making use of auxiliary power units.

Working with our suppliers, we are advancing our goal to sell more environmentally responsible products. We are committed, for example, to selling compact fluorescent light bulbs around the world. In the United States, we met our goal to sell 100 million of these bulbs. We expect this will save our customers 3 billion dollars in energy costs and prevent 7 million incandescent light bulbs from reaching landfills. We are also partnering with the Carbon Disclosure Project to begin measuring the non-renewable energy in our products from their procurement to their manufacturing to their distribution. This will lead to less non-renewable energy in our supply chain. While there are many more examples of what we are doing, we recognize that we've only looked at a fraction of our merchandise. There are products in every section of our store that we can improve to help our customers lead more sustainable lives.

We have made progress on our goal of a 5 percent reduction in packaging as part of our longer term effort to eliminate all waste at our stores and clubs. Achieving the 5 percent goal would be the equivalent of taking 213,000 trucks off the road per year, and saving 323,800 tons of coal and 66.7 million gallons of diesel fuel from being burned. We've also introduced "sandwich baling" in the United States and a number of other countries, which allows us to recycle loose plastic that would otherwise be thrown away. Doing this not only reduces the amount of waste we send to landfills, but in the United States, it added tens of millions of dollars to our bottom line last year.

Our Associates play a key part in Sustainability 360. They are the source of many of our most innovative ideas. Through a program called Personal Sustainability Projects, almost a half million of our Associates are making commitments to recycle, save energy and focus on wellness. We are expanding this concept to other countries like China, so that Associates around the world can have the opportunity to improve their health and the health of the environment.

Our goal in health care is to make it more accessible, more affordable and higher quality. We are making health care more affordable for our customers through initiatives like our $4 prescription drug program, which is available in the United States, Puerto Rico, Mexico and Brazil. We are also improving the health care benefits we provide our Associates. In many countries where we operate, such as Canada and the United Kingdom, there is a national health system. In the United States, we've improved our health care benefits steadily over the last two years. We now offer our Associates more choices of more affordable health plans, with lower deductibles and coverage for all eligible children. More than 90 percent of our Associates report that they have health coverage. By forming the Better Health Care Together coalition, we're also taking part in the conversation about how we can reform the U.S. health care system and bring coverage that's accessible and affordable to all Americans.

We've also worked hard to make progress in the area of diversity, which has led to a more diverse workforce throughout every level of our company. In the United States, we are voluntarily sharing the annual report we provide to the Equal Employment Opportunity Commission. These numbers show a more diverse workforce in all demographic groups and an increase in female and minority representation at the officer and manager levels. Other major efforts like our legal diversity and minority supplier programs are also having an impact beyond our own workforce. Our work is also global in nature. Over 40 percent of our store managers in China, for example, are women. We've also launched the "Senioras de Atendimiento" program in Brazil and are fully committed to the Gender Equity Model in Mexico.

We believe that many of our sustainability issues come together in the area of sourcing, particularly in developing countries. And while we're on par with our competitors, we have more work to do in this area. We believe factories that treat their workers well and are good stewards of the environment will have a stronger commitment to overall quality and be better long-term partners. Our 200-member Ethical Standards team is focused on improving how we ensure that the people who make the products on our shelves can work in factories that are good neighbors and good employers that offer responsible pay and benefits.

We also believe there is a leadership opportunity to source products in a more environmentally responsible way in the developing world.

# Message from Lee Scott

We are beginning to work with supplier factories to help them reduce pollution and use less non-renewable energy. We will also help them develop an understanding of the social and business benefits of fair trade certified products and other types of investments. We're experimenting with efforts such as our fair trade coffee sold in Sam's Club and a sustainable community development project ASDA supports in Africa.



Another area where we contribute to the communities we serve is our foundation. We continue to give back more and more every year through both our foundation and the generosity of our Associates and customers. In fact, last year our customers and Associates donated $115 million worldwide to charities through our stores, and we donated $300 million worldwide as a company. We make the majority of our contributions where we can have the greatest impact – at the local level. Still, we know we can be smarter. In the future, we believe we can magnify our impact by more strategic giving and by focusing some of our efforts on a few national issues.



This report lays out where we have come from in the last two years and how we have become a better company and a better business. I think I can speak for everyone at our company – from the chairman of our board, who has been an inspiration throughout, to our nearly 2 million Associates around the world – when I say that we are proud of our progress. And as we continue to make progress, because our pace of change is so dynamic, we will update this report accordingly on the Internet rather than just on an annual basis.

Much work remains to achieve the goals we set for ourselves. Our carbon footprint is growing slower, but it is still growing. We are reducing waste, but we are far from the day when we have eliminated waste in our stores. Many of the products on our shelves can be made more sustainable. We are working to become more diverse and build more sustainable sourcing relationships.



In the end, this report is just a step. So we hope that you will judge our commitment to sustainability not just by this report, but by our record. We make no claims of being a green company. And we're not saying we're better than other companies. But what we are saying is we're doing sustainability in a way that's real and right for Wal-Mart and is touching the lives of millions of people around the world. We do recognize our opportunity and our responsibility to make a difference in this world for our customers, our shareholders and our Associates.

**Lee Scott**
President and Chief Executive Officer, Wal-Mart Stores, Inc.

# Company


WAL-MART

No matter the location or the format, all the stores in our worldwide Wal-Mart family remain committed to one mission: saving people money so they can live better. Our mission today is the same as it was when we first opened our doors 45 years ago with a store in Rogers, Ark. – what changes are the ways we work to fulfill it. As the world changes, we are challenged to find new opportunities to help people live better – sustainability is one example. Our Associates are an integral part of that. Today, we employ 1.9 million Associates worldwide and operate over 7,000 stores and Clubs in 14 markets around the world. Every week, they serve the 176 million customers who visit an ASDA, Mi Bodega Aurrera, Changomas, Neighborhood Market, Sam's Club, Seiyu, Superama, Wal-Mart store, Supercenter or one of our many other formats around the globe.

## Company overview

All of the stores in our worldwide Wal-Mart family remain committed to one mission: saving people money so they can live better. Every week, 176 million customers visit an ASDA, Mi Bodega Aurrera, Changomas, Neighborhood Market, Sam's Club, Seiyu, Superama, Wal-Mart store, Supercenter or one of our many other formats around the globe. In each of the markets where we operate, we work to leverage our strengths as a global company while meeting the local needs of customers and communities around the world.

### Where and How We Operate

Sam Walton opened his first Wal-Mart store in Rogers, Ark. in 1962. Over the next 45 years, our company expanded to include many different formats in the United States and abroad. We now operate stores in the United States, Mexico, Puerto Rico, Canada, Argentina, Brazil, China, the United Kingdom, Japan, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua. More than 75 percent of our international stores operate under a different name than Wal-Mart. But no matter what banner hangs above the door, all of our stores are united in their effort to reflect the local needs and wants of our customers, and to deliver everyday low prices. See "Measuring Progress" in this section for details of our global operations.

Below is a description of just three of the many diverse formats that operate as part of the Wal-Mart family.

Wal-Mart Supercenters: In 1988, we developed the Supercenter concept to meet the growing demand for one-stop family shopping. Our Supercenters combine a full grocery store with our classic general merchandise mix under one roof. Most Supercenters are open 24 hours a day. Additionally, our Supercenters are home to many specialty shops owned by outside vendors, such as banks, restaurants, portrait studios, hair and nail salons, health clinics and employment agencies. On average, our Supercenters cover 187,000 square feet, employ 350 or more Associates and offer 142,000 different items. There are more than 2,256 Supercenters across the United States today, and an additional 825 Supercenter and hypermarket formats around the world.

Mi Bodega Aurrera, Pali, Despensa Familiar and Todo Dia: As we expand to new markets, it is important that we develop formats that meet the specific needs and preferences of the people in those markets. Mi Bodega Aurrera and Mi Bodega Aurrera Express in Mexico, Pali and Despensa Familiar in Central America and Todo Dia in Brazil are a few of the unique formats we operate around the world. Typically, these are "soft-discount" stores with less than 20,000 square feet and a limited assortment of goods. The smaller format is particularly successful in developing countries where individuals are accustomed to an "informal" retail sector. The stores provide customers with access to products they need – both from their local region and from around the world – at prices they can afford.

Sam's Clubs: Sam's Club is a membership-based format that offers customers a selection of general merchandise and large-volume items at value prices. Since 1983, our Sam's Clubs have been helping small businesses and families gain access to name-brand products at affordable prices. We help our members save money and time by offering those small business members the advantages of our efficiency. Today there are more than 579 Sam's Club locations across the United States and 128 warehouse club formats around the world – each averaging 132,000 square feet, carrying more than 5,500 different products and employing 160 to 175 Associates.

# Company

The following summary provides a top-line overview of the progress we've made as we work to become a more sustainable company. We recognize that our process for measuring progress has not been, and is not, perfect. In many cases, there are inconsistencies in baselines and target dates for achieving our goals. This is largely a consequence of the fact that goals have been set by individual networks and teams across the business. As we move forward and work to promote greater accountability throughout the business, we will need to adopt a more systemic approach for benchmarking and measuring our progress.

## Performance Overview

**Company**

| Key performance indicator | 2006/2007 |
|---|---|
| Revenue | $344,992,000,000 |
| Net profit | $12,178,000,000 |
| Number of Associates (employees) | 1,900,000 |
| Profit per employee | $6,409.47 |
| Number of stores globally as of 7/31/07 | 7,022 |
| Number of markets in which we operate | 14 |
| Customers per week | 176,000,000 |
| Number of board members that are independent from the management of the company | 11 out of 15 |
| Accessibility to third-party global ethics helpline for suppliers, customers, Associates | Available in 45 countries – 140 different languages |

**Community**

Jobs and Opportunities

| Key performance indicator | 2006/2007 |
|---|---|
| Average household savings in United States | $2,500 |
| Promotions to management positions in 2006 | 13,000 |
| Number of designated communities with Job and Opportunities Zones (JOZ) | 7 Active and 3 Scheduled |

Store Siting

| Key performance indicator | 2006/2007 |
|---|---|
| Acres permanently preserved through Acres for America Program | 395,000 – three times the acreage U.S. stores occupy |
| Number of brownfield sites developed in United States | 4 |

Charitable Giving

| Key performance indicator | 2006 |
|---|---|
| Total contributions | $418,328,328 |
| Company contributions (cash and in-kind donations) | $301,804,191 |
| Customer and Associate donations | $116,524,134 |
| Number of Associate volunteer hours | Nearly 1,000,000 |

Ethical Sourcing

| Key performance indicator | 2006/2007 |
|---|---|
| Number of factory audits | 16,700 in 8,873 factories |
| Percentage of unannounced inspections | 26 percent |
| Total number of factories audited | 8,873 |
| Number of direct import factories audited | 6,757 |
| Number of domestic import factories audited | 2,116 |
| Percentage of factories receiving high-risk violations | 40.3 |
| Number of factories disapproved | 23 |
| Inspection enhancements in 2006 | Addition of environmental and health & safety criteria to ethical standards |

**Associates**

Health Care

| Key performance indicator | 2006/2007 |
|---|---|
| Percentage of U.S. Associates who have medical coverage | 90.4 percent |
| Percentage of U.S. Associates covered by Wal-Mart medical plans | 47.4 percent |
| Percentage of U.S. Associates selecting coverage for the first time that previously had no coverage | 53.2 percent |
| Percentage of U.S. Associates selecting coverage for the first time who say they previously were unable to afford coverage | 27.5 percent |
| Percentage of U.S. Associates selecting coverage for the first time who say they were previously on Medicaid | 7.8 percent |
| Percentage of U.S. Associates who say they receive medical coverage through Medicaid or another state program | 3.41 percent |

Health Clinics

| Key performance indicator | 2006/2007 |
|---|---|
| Number of in-store health clinics | More than 75 |
| Percentage of in-store retail clinic customers who say they would have gone without treatment if the in-store clinic was not available | 10–15 percent |
| Percentage of Wal-Mart health clinic customers who state they are uninsured | 50 percent |

$4 Generic Prescription Program

| Key performance indicator | 2006/2007 |
|---|---|
| Estimated customer savings through $4 prescription program | $610,000,000 |
| Percentage of prescriptions that are filled without insurance | 30 percent |

# Company

### Personal Sustainability Project

| Key performance indicator | 2006/2007 |
|---|---|
| Number of U.S. Associates who say they have a PSP | 248,340 |
| Total miles U.S. Associates say they have walked, biked and swum | More than 1,109,421 miles |
| Combined weight U.S. Associates say they have lost | 184,315 pounds |
| Number of U.S. Associates who say they have quit or reduced smoking | 19,924 |
| Additional number of U.S. Associates who say they have also shared the PSP project with their friends, family and community members outside of Wal-Mart | 375,824 |
| Pounds of materials U.S. Associates say they have recycled | 675,538 pounds of aluminum, 282,476 pounds of glass, 5,953,357 pounds of paper and cardboard, and 3,177,851 pounds of plastic |

### Wages and Benefits

| Key performance indicator | 2006/2007 |
|---|---|
| Average full-time hourly wage in United States | $10.76 |
| Sam's Club and Wal-Mart USA performance bonus awards | $529,800,000 |

### Diversity

| Key performance indicator | 2006/2007 |
|---|---|
| Women in official and manager positions | 39.69 percent |
| Number of officers missing their diversity goals | 1 |
| Percentage of U.S. workforce that is a minority | 33.15 percent |
| Amount spent on supplier diversity program in 2006 | More than $4,200,000,000 |
| Percentage of recruitment from historically black colleges and universities (HBCUs), Hispanic-serving institutions (HSIs) and women's colleges in 2006 | 38 percent |
| Number of Associates engaged in diversity mentoring program in 2006 | 212,000 |

## Environment

### Footprint

#### Overall

| Key performance indicator | 2006/2007 |
|---|---|
| Annual investment to meet sustainability goals | $500 million |

#### Buildings

| Key performance indicator | 2006/2007 |
|---|---|
| Existing building efficiency. Target: 20 percent increase by 2012 | Tested and identified a 15 percent increase in efficiency |
| High-efficiency stores | Opened two high-efficiency prototypes in 2007 that are expected to be 20 percent more efficient |
| New building efficiency. Target: Open viable prototype that is 25–30 percent more efficient by 2009 | 2008 store prototype expected to be 25 percent more efficient |
| Renewable energy. Target: Long-term goal of 100 percent renewable power | 22 on-site solar power commitments announced – total power production estimated to be 17 million kWh (kilowatt-hours) per year |

#### Transportation

| Key performance indicator | 2006/2007 |
|---|---|
| Fleet efficiency. Target: Identify 25 percent reduction by FYE08 | 15 percent actual gain; 10–13 percent tested and identified for implementation in future tractors. |
| Number of trucks in fleet in 2005 | 6,936 |
| Number of trucks in fleet in 2006 | 7,075 |

### Zero Waste

| Key performance indicator | 2006/2007 |
|---|---|
| Solid waste reductions per store/club in United States. Target: 25 percent reduction weight by October 2008 | Measurement tool in development |

### Climate Change

| Key performance indicator | 2006/2007 |
|---|---|
| Global $CO_2$ emissions | 20,388,574 tons |
| Direct $CO_2$ emissions | 5,801,302 tons |
| Indirect $CO_2$ emissions (electricity) | 14,587,272 tons |

# Company

## Sustainable Products

### Seafood

| Key performance indicator | 2006/2007 |
|---|---|
| Marine Stewardships Council (MSC) – certified products<br>Target: Full certification by 2010 | 22; all farmed-shrimp factories certified by ACC, in process are on shrimp farm |

### Electronics

| Key performance indicator | 2006/2007 |
|---|---|
| ROHS-compliant PCs and large electronics | Majority of PCs and large electronics are ROHS compliant – toward goal of full compliance by end of 2007 |
| Electronics waste (e-waste) | 124,000 pounds recycled through over 40 recycling events in 2007 |

### Compact Fluorescent Light Bulbs

| Key performance indicator | 2006/2007 |
|---|---|
| Compact fluorescent bulb sales | 100 million bulbs sold between October 1, 2006 and September 30, 2007 |

### Chemicals in Products

| Key performance indicator | 2006/2007 |
|---|---|
| "Priority chemicals" or "chemicals of concern" | First three chemicals announced – Propoxur, Permethrin, NPEs (Nonyl Phenol Ethoxylates) |

### Textiles

| Key performance indicator | 2006/2007 |
|---|---|
| Organic cotton | World's largest buyer in 2006 – estimated 20 percent increase in sales in 2007 |
| Conversion cotton | World's largest buyer in 2007 – purchased more than 10 million pounds in 2007 |
| Alternative fibers | Estimated 15 percent increase in sales in 2007 |

### Wood Products

| Key performance indicator | 2006/2007 |
|---|---|
| Sustainably harvested wood | 100 percent of ASDA's (UK) hardwood garden furniture is certified by the Forest Stewardship Council |

## Supply Chain

### Packaging

| Key performance indicator | 2006/2007 |
|---|---|
| Percentage packaging reduction | 2,000 vendors logged onto scorecard and over 100 products submitted |
| Number of U.S. stores with total conversion to compacted detergent | 1,519 |

Note: All numbers are global unless otherwise noted.

## Corporate Governance

### The Board of Directors

While day-to-day management responsibilities fall to our chief executive officer and the rest of the senior executive management team, the business and affairs of our company are managed under the direction of our board of directors. The board is ultimately responsible for setting our strategy, appointing and overseeing company executives, establishing priorities and managing the overall business. The board of directors has general oversight responsibility for the company's business and affairs. Although the senior executive team, and not the board, is responsible for day-to-day management of the company, the board stays informed about the business and provides guidance to management. The board meets periodically and oversees the company's strategic planning process, executive development and succession planning. In an effort to more clearly define the responsibilities of the board and its members to the company, its shareholders and to one another, the board has adopted Corporate Governance Guidelines. They include:

#### Independence

Eleven of our 15 directors are independent from the management of the company. In determining whether each of our directors is independent, we apply the standards set forth by the New York Stock Exchange's Listed Company Manual. The Listed Company Manual requires that, in order for a director to be independent, the board must affirmatively determine that the director does not have any material relationships with the company. As permitted by the listed company manual, the board has adopted a set of categorical standards describing the types of relationships to the company that the board has determined do not impact a director's independence. Our independent directors meet separately at least four times each year.

#### Committees

The board has also established various committees and charged these committees with primary responsibility over various areas of board oversight. Each committee has a written charter adopted by the board describing the committee's primary duties and responsibilities. The committees of the board are as follows:

Audit Committee: Four directors, each independent of the company, serve on our Audit Committee. The Audit Committee is charged with: assisting the board in monitoring the integrity of the financial reporting process, systems of internal controls, financial statements and reports of the company; overseeing the company's internal audit function and the compliance by the company with legal and regulatory requirements; and appointing, approving the compensation of and overseeing our independent auditor and the review of related-party transactions. Three of the four members of our Audit Committee are "audit committee financial experts" as defined by the rules of the Securities and Exchange Commission.

Compensation, Nominating and Governance Committee (CNGC): Three directors, each independent from the company, serve on our CNGC. The CNGC's responsibilities include: evaluating and approving the compensation of the company's executive officers; reviewing and making recommendations to the board regarding director compensation; and evaluating other matters relating to the overall compensation structure of the company. With respect to its nominating and governance function, the CNGC: assists the board in identifying and recommending qualified individuals for nomination to the board; periodically reviews the composition of the board and its committees and recommends any appropriate changes to the board; develops and oversees the company's corporate governance principles; and conducts annual reviews of the performance of the board and the company's senior management.

Strategic Planning and Finance Committee: The Strategic Planning and Finance Committee is composed of six members, four of whom are independent. The committee is responsible for reviewing and analyzing financial matters and assisting the board in long-range strategic planning.

Executive Committee: The Executive Committee of the board is composed of three directors, one of whom is independent. The committee exercises the powers and duties of the board between board meetings and while the board is not in session, and implements the policy decisions of the board.

The Stock Option Committee: The Stock Option Committee is composed of two directors and is charged with administering certain of the company's equity-based compensation plans with respect to equity awards granted to Associates who are not directors or executive officers.

#### Mechanisms for Communication with the Board

The board welcomes communications from shareholders and other interested parties. Shareholders and other interested parties may write or send e-mails to the board, the independent directors, the non-management directors or any individual director in the manner described in our annual proxy statement sent to our shareholders and filed with the Securities and Exchange Commission. Letters and e-mails directed to the board are reviewed by management to determine whether a response on behalf of the board is appropriate. Responses to letters and e-mails by the company on behalf of the board or individual directors are maintained by the company and are available for any director's review.

If a response on behalf of the board or a subset of the board is appropriate, the company gathers any information and documentation necessary for answering the inquiry and provides the information and documentation, as well as a proposed response to an appropriate director. The appropriate director reviews and approves responses on behalf of the board or may respond directly to a shareholder's inquiry. We will depart from these procedures on occasion for circumstances such as the receipt of threatening communications or voluminous inquiries with respect to the same subject matter.

# Company

Qualifying shareholders also have the opportunity to submit resolutions for inclusion with topics considered at the company's annual meeting of shareholders. If the resolution relates to a topic appropriate for shareholder action and procedural requirements are met, we will include it in voting materials among the other items to be voted upon at the next annual meeting. The rules for shareholder access to this agenda are governed by Delaware law and the rules of the Securities and Exchange Commission.

### Compensation

Our board members are compensated each year in amounts set by the board. Their compensation consists of a combination of cash and shares of the company's stock. Other than changes in the value of equity-based compensation awards relating to the company's overall market performance, board members' compensation is not linked to Wal-Mart's performance.

The compensation of senior management consists of salary, equity-based compensation and performance-based cash incentive payments. The value of equity-based compensation increases or decreases along with the company's stock price and, therefore, is linked to the company's performance. In addition, some of the equity-based compensation awards that have been granted to our executives will only vest if the company achieves specified performance goals. The awards of cash incentive payments are directly linked to performance goals. The awards are determined with reference to the company's overall financial performance and, in the case of certain division heads, the performance of particular company divisions. The incentive awards may also be reduced if goals for diversity in hiring and promotion are not achieved.

### Transaction Review Policy

The board has adopted a written Transaction Review Policy applicable to all executive officers, directors and shareholders beneficially owning more than 5 percent of the company's shares and the immediate family members of each of the preceding persons. Any entity in which a person subject to the policy has a material financial interest, or in which he or she is an officer or holds a significant management position, is also covered by this policy. Under the policy, each person who is subject to the policy is responsible for reporting to the company's chief audit executive any transactions involving the company having a value of more than $120,000. The company's chief audit executive reviews each such transaction and submits the results of such review to the Audit Committee. The Audit Committee then reviews the transaction and either approves or disapproves it, based on defined procedural and substantive standards of fairness.

### Statement of Ethics

The principles upon which our company operates on a daily basis are our "Three Basic Beliefs" to which we remain firmly committed:

- Respect for the Individual
- Service to our Customers
- Strive for Excellence

The Three Basic Beliefs go hand-in-hand with the integrity and ethical conduct that is the foundation of our business. They are the basis for the more detailed policies set forth in the company's Statement of Ethics, which is applicable to all of our Associates, officers and directors.

The Statement of Ethics also contains our Guiding Ethical Principles. These principles are designed to assist our Associates and suppliers with making the right decision and doing the right thing. The principles enumerated in the policy include:

- Follow the law at all times;
- Be honest and fair;
- Never manipulate, misrepresent, abuse or conceal information;
- Avoid conflicts of interest between work and personal affairs;
- Never discriminate against anyone;
- Never act unethically – even if someone else instructs you to do so;
- Never ask someone to act unethically;
- Seek assistance if you have questions about the Statement of Ethics or if you face an ethical dilemma;
- Cooperate with any investigation of a possible ethics violation; and
- Report ethics violations or suspected violations.

Specific sections of the Statement of Ethics describe the company's policies for dealing with ethical concerns; managing conflicts of interest; accepting gifts or gratuities; handling confidential and "inside" information; relations among Associates; relations with suppliers; observing responsible health, safety and environmental standards; and competing fairly. Our open door policy encourages Associates and suppliers to report ethical violations – whether they occur on a factory floor, in a store or in the home office. The Statement of Ethics provides for penalties for violations up to and including termination of employment. For reports of violations of the Statement of Ethics, we maintain a confidential and anonymous Ethics Helpline.

Our helpline is available 24 hours a day, seven days a week for Associates, customers or suppliers to contact the Wal-Mart Global Ethics Office with their concerns or allegations of observed wrong doing. It is staffed by a third-party vendor, Global Compliance Services (GCS), and is currently available in 45 countries and can handle more than 140 different languages.

GCS interviews the caller and then emails the Global Ethics Office the caller's concerns or allegations. Once the Global Ethics Office determines that the caller is raising a legitimate concern, a formal case is opened. The Global Ethics Office does not perform investigations. Cases for investigation are assigned to various parties within Wal-Mart by a pre-determined schedule. The Global Ethics Office oversees the process to insure thoroughness and consistency in the investigation, and subsequent punishment – if any.

In addition, we maintain a separate Code of Ethics for our chief executive officer and senior financial officers, which supplements the Statement of Ethics and relates to the proper functioning of our financial reporting controls.

# Company

## Our Stakeholders

Understanding the needs of our customers is central to our business. But to be successful as a business, we need to understand our greater impact on the world. We need to understand both the unintended consequences of our business, and the ways that we can innovate to improve the lives of our customers and the world around us. Therefore, we have spent the last several years listening to and increasing our engagement with customers, Associates, civic organizations, faith groups, government leaders, non-profit groups, non-governmental organizations (NGOs) and other concerned individuals. This dialogue with our stakeholders pushes us to consider varying points of view, generate new initiatives, anticipate and manage conflicts, and improve our business practices.

We have been and will continue to be open to engaging with those who are committed to working with us, and helping us become a better company. This is something that we are dedicated to and work toward across every unit of our business. At times, we face opposing viewpoints from critics. We believe that even groups that disagree on some things can work together to address the challenges we're facing in the 21st century. No one person, organization or company can tackle them alone. We encourage those who want to help us face these issues to bring their ideas and constructive criticisms forward.

One of the ways we are working to engage our stakeholders in our journey to run a more sustainable business is through Sustainable Value Networks (SVNs). SVNs provide a forum for Associates, suppliers, NGOs, thought leaders and academic experts to collaboratively explore challenges and develop solutions that benefit the business and our local and global communities. Today our SVNs focus primarily on our environmental impact, but it's our hope that they will expand in scope. Already, our SVNs have unleashed a wealth of innovation and insight that have resulted in numerous, positive changes to our business operations.

We realize that just as sustainability is a journey, so too are the external engagement and transparency that are fundamental to achieving it. This sustainability report is both a snapshot in time and an important step in our long-term commitment to listening to, and learning from, the people and communities we impact. It challenges us to hold ourselves accountable to having open and honest conversations about where we are in our journey. So as we build on the data presented in this report, it will be imperative that we keep our stakeholders informed on an ongoing basis and respond to their thoughts and ideas.

## Verification

In this report, we have worked to provide an honest and straightforward assessment of where we are in our sustainability efforts. The verification process has played an integral part in assuring the level of accuracy for which we aim. The process with which we developed and finalized this report was established by our executives and business owners. In addition, each section of content is owned by an executive within our company.

Our internal verification process for this first sustainability report included interviews with content owners who have expertise in each subject area, several reviews by our senior management team, oversight by a select committee of officers, and a review of data sources by internal auditors and legal teams. This review process ensures that thorough data assessments were conducted and enables us to feel confident about the data presented in the report. If we learn of inaccuracies, we will correct them.

# Community



With more than 7,000 stores around the world, we know we can help people live better in each of the communities where we operate. We do this every day by helping people save money. We also do it by creating jobs and spurring economic development in areas that need it most, giving back to the communities where we are located, and promoting ethical practices on the farms and in the factories where the products sold on our shelves are produced.

As we've become a more global company, we find it increasingly important to maintain a local focus, while leveraging our global strengths. So, as we work to reach our full potential as a company, we are committed to fostering a culture of community – local, regional and global – that not only challenges us to be a better neighbor, but also lays the foundation for a future of sustainable growth – both in our communities and in our company.

Facts and Figures

To date, Wal-Mart has permanently preserved over 395,000 acres – that's more than three acres for each acre we occupy in the United States.

## Jobs and Opportunities

One of the most important roles we play in sustaining positive progress in our communities is providing job opportunities. When we open a store in a community, we often receive thousands of job applications. For many people these are not just jobs; they are a first step in building a career and taking ownership in a business and fostering our company's growth.

Today, we employ 1.9 million men and women in 14 markets around the world, with 1.3 million of those jobs in the United States. Some are students seeking part-time and seasonal jobs, others rely on Wal-Mart for supplemental income and many others see us as a place to grow a job into a life-long career. In addition to the jobs we directly create, we generate thousands of job opportunities in industries, including construction and materials, IT, agriculture and manufacturing.

To help individuals more easily apply for positions within our company, in 2003 we introduced a network of over 6,200 kiosks in all of our U.S. Wal-Mart stores and Sam's Clubs. In 2006, a network of kiosks was installed in the Distribution Centers. Since 2003, these on-line hiring centers have accepted more than 21 million applications for hourly employment opportunities.

At the global, national and regional levels, we pay Associates competitive wages and we find that the jobs we offer are truly needed. For instance, when we opened a store just outside of Chicago in 2006, 25,000 people applied for 325 jobs. In the United States, the average hourly, full-time Associate salary for the Wal-Mart stores division is $10.76.

These wages, while competitive with industry, are in many cases for entry level jobs. We realize that many stakeholders expect us to pay more, while other stakeholders are concerned about our ability to remain competitive in serving our customers. We see ways to address both concerns. An example of this was our advocacy for an increase in the federal minimum wage that went into effect in July. This was a matter not only of advocating for our Associates, but our customers too.

As we work to help Associates develop and grow within the company, we are faced with a challenge that is intrinsic to our industry, and that is the high turnover rate in the retail business. That is not to say that Associates don't build careers at our company – many do. In fact, approximately three-fourths of management-level Associates in our U.S. stores started as hourly Associates. After four to five years with our company, an hourly Associate is typically positioned to advance to assistant store manager. In 2006, more than 13,000 Associates were promoted to management positions. It's important to note that most of these positions do not require a college degree, which keeps the door for advancement open to all of our Associates. And as these Associates move up within our company, we need to continue to find opportunities for them within their communities.
In every community where we operate, we compete to serve our

# Community

customers. While there are many positive aspects of the competition, there can be unintentional economic consequences. Various studies have examined this complex issue – many of them conflicting and inconclusive. It is important to us to understand not only how many jobs we create, but to have a more comprehensive understanding of the total impact those jobs can have on the communities in which we operate.

We also see an opportunity to work with our communities to develop our stores in a way that will foster other businesses. To this end, in April 2006, we announced a Jobs and Opportunity Zone program. Through the program, 10 designated Wal-Mart stores will work with the surrounding local businesses and suppliers to spur job creation and economic development in communities where it is needed most. Each of the zones is anchored by a Wal-Mart store, which works with organizations (i.e., local chambers of commerce and minority business groups) and small businesses to generate economic opportunity for surrounding neighborhoods and to direct grant money to the community. Through the program, small businesses enjoy benefits like free advertising on the Wal-Mart in-store radio network and in local newspapers. We are also working to produce an annual "Wal-Mart Trends Report" which we will share exclusively with the small business community. Beyond benefiting the 10 designated communities, our Jobs and Opportunity Zone program benefits our company by teaching us how to better interact with and support all of our communities.

To date we have opened seven of our 10 designated zones. They are located in: Chicago, Il.; Cleveland, Oh.; El Mirage, Ariz.; Landover Hills, Md.; Portsmouth, Va.; Richmond, Calif.; and Sanger, Calif. Future zone openings provide us with the opportunity to learn from mistakes and to build on the progress that we've made. As we work to open the three remaining zones it will be important to apply what we have learned through previous zone openings to help us build even more effective and more meaningful relationships with local businesses. Our success here will enable us to determine if, how and when we expand the program.

### Saving People Money So They Can Live Better

Our economic impact on communities also encompasses the money we save our customers every year. Through the efficiencies and strength of our supply chain, we are able to offer our customers low prices on the products they need and want. A study undertaken by Hausman and Leibtag concluded that when compared to traditional U.S. supermarkets, we offer many identical products at an average price of about 15 to 25 percent lower. Underscoring our belief that we are a vital engine for growth in lower-income, and consequently under-served communities, studies validate that lower-income households in particular benefit from our low prices.

The effect of our competitive prices transcends the customers who shop in our stores. Numerous studies have found that we drive down the price of consumer goods across the board, lowering the cost of living even for those who never shop at Wal-Mart. When we move to a community, supermarkets lower their prices in response to the prices we offer. In fact, an independently-certified Global Insight analysis estimated that consumer prices in the United States are 3.1 percent lower as a result of Wal-Mart, which corresponds to a 0.1 to 0.2 percentage-point reduction in the annual inflation rate over the last two decades. In 2006, this translated to a savings of more than $2,500 per household.

### Fostering Sustainable Economic Growth around the World

Over the years, as we have expanded our footprint to include 14 markets, we have seen the many ways that Wal-Mart can influence local economies around the world. As in the United States, our global impact encompasses the jobs we create, the money we save families, the tax revenue we generate and the efficiencies we bring to the economy as a whole. But it also encompasses the unique programs we support in different countries around the world – especially in developing markets – to foster economic development. For instance, in Mexico we operate a program called "Giving is Also an Art." The program supports local communities by selling handiwork made by local women in our Superama and Sam's Club locations. One hundred percent of the proceeds are returned directly to the communities where the crafts are made.

This is but one project, and as we grow internationally, we must continue to find new and innovative ways – beyond simply fulfilling our business objectives – to support economic development in the communities where we operate.

### Chicago JOZ

In April 2006, a store on the West Side of Chicago was designated the first Jobs and Opportunity Zone. The store opened in an area with a historically high unemployment rate. It was also the first Wal-Mart within the Chicago city limits. The zone has served as a true anchor for development in the West Side. Since Wal-Mart opened, Menard's, CVS, Aldi, Panera Bread and Bank of America all decided to build in the community. To support the surrounding community, since September of 2006, Wal-Mart has committed over half a million dollars to local charities, including local chambers of commerce, and has generated millions in tax revenue. In addition to Chicago, other zones include: Cleveland, Oh.; Decatur, Ga.; El Mirage, Ariz.; Landover Hills, Md.; Portsmouth, Va.; Richmond, Calif.; and Sanger, Calif.

## Store Siting

As we grow, we want to ensure that we do so in a way that is in tandem with the needs of our customers and communities. We want to work harder to ensure that our real estate process looks at both the quantity *and* quality of the stores we are developing and takes into account the desires of the community.

We have taken some initial steps to work with communities and non-governmental organizations (NGOs) to improve how we site stores. For instance, in Ionia, Mich., we worked with members of the community and the National Trust for Historic Preservation to protect a barn that was on a store property. We built around the barn, and then worked to help find an alternative use for it. In the summer of 2007, it was determined that the barn will be relocated and retrofitted for camp activities. We donated the structure and are helping to finance the cost of its relocation.

Still, we know that we need a formalized plan in place that takes into consideration all the environmental, historical and economic factors of areas where we locate our stores, and it is our intention to create one.

On the environmental front, we are working with NGOs and experts in the field to better understand how we can minimize the unintended consequences associated with land development, including storm water runoff, soil disruption, preservation of historic sites and loss of biodiversity.

To help offset our land footprint, we have forged a partnership with the National Fish and Wildlife Foundation to develop the "Acres for America" program. Through Acres for America, which was launched in April 2005, we have committed $35 million to permanently conserve at least one acre of critical wildlife habitat for every acre that we currently occupy and every acre we develop through 2015. As of June 2007, Acres for America has permanently conserved 395,000 acres. In addition, the partnership has land preserved in Arizona, Arkansas, California, Idaho, Louisiana, Maine, Michigan and Oregon. Recently, we announced that grants will permanently protect land along the Big River and Salmon Creek tracts in Northern California, the Yellow River in Florida and in the Prairie Pothole Region of North and South Dakota. It is one of the largest public-private partnerships of its kind and marks the first time that a company has tied its footprint to land conservation. Based on the success of the U.S. program, we are exploring the possibility of doing the same for our international footprint. It is important to note that while this program helps to offset our land footprint, we do not view it as a substitute for considering the environmental impacts of store siting.

We are also working to ensure that we choose locations that will minimize the distance people must travel to reach our stores. This is particularly important in our auto-reliant society. Our latest research indicates that customers must travel two miles or less on average to reach their closest Wal-Mart.

As we plan to develop our business in a particular market, we are challenged to foster economic development and job creation in communities where they are needed most. That's why in 2006, we announced a Jobs and Opportunity Zone program, where we work with local businesses, suppliers and civic organizations around several of our stores to generate economic opportunity in communities where it is needed most.

We announced in June that we intend to moderate growth of Supercenters in the United States. While this is a business decision, it also provides an opportunity to take a more comprehensive and systemic view of community needs before we build. By more intimately understanding the community where we intend to open a store, we can build the store to reflect the culture of that community – both in design and in the products it carries – while continuing to grow our business.

So perhaps our biggest challenge is to build better relationships and become a more valuable partner in communities before breaking ground. As our business grows and develops, we will be continually challenged to understand and meet the environmental, historical and economic needs of each community where we plan to build our business – whether that community is around the corner or around the globe.

Brownfields and Once-Occupied Properties

Selecting "brownfield" sites for stores is another way that we can be a leader in responsible land development. Not only is this approach more sustainable for the environment, but from an economic perspective, it is good for our communities. We define a brownfield as any property that requires more than $250,000 of remediation. Typically, they are former industrial sites that are vacant and are accompanied by a host of environmental problems.

In 2006, we built and opened four stores on brownfield sites. Today, we are working to refine our brownfield strategy from an approach that initially proved to be too aggressive, to an approach that is more realistic for our business. Brownfield development can be good for our business and improve our ability to grow, but we need to make sure we do it in a way that is both sustainable and in line with our competitive needs.

In addition to brownfield development, we are also working to ensure that when we relocate a store, the former site is redeveloped for the community. For communities to accept new or expanded Wal-Mart stores, we know that we must be successful in finding new uses for former properties. To address this need, our real estate division aggressively pursues new tenants and works hard to ensure that new tenants will meet the needs of the community.

In the past five years the real estate division, working with local officials, real estate brokers, and other real estate professionals, has been able to reduce the number of vacant stores and available square footage. Buildings are often sold or leased for new uses before Wal-Mart has even relocated its operation.

## Charitable Giving

For any business to be successful, it is crucial for that business to be an active member of the community in which it operates. This goes beyond providing a service and being an employer. It means supporting organizations which are integral to the fabric of that community. We can do this through our foundation, through corporate and in-kind contributions and by encouraging our Associates and customers to give back to their communities.

Over the years, as we've grown from a small company in the Southeastern United States to a corporation operating in 14 markets around the world, we've not only worked to continually give back more, but also to retain our focus on giving back at the local level. That's because we believe we can have the greatest impact on our communities by supporting causes that are important to our customers – right in their own neighborhoods. This is at the core of our "store of the community" concept. So today, we provide financial and volunteer support to more than 100,000 charitable and community-focused organizations, and we use our locations to give our customers and Associates opportunities to give back.

In 2005, we were recognized as the largest corporate cash contributor in America by the *Chronicle of Philanthropy*. Through our corporate giving, we donated more than $300 million to support 7,000 communities around the world, including $272 million donated within the United States, and more than $28 million in our International markets. This is in addition to the $100

# Community

million and $16 million donated by our customers and Associates through company-sponsored fundraisers in the United States and international markets, respectively. The majority of those contributions were made to organizations at the local level, based not just on corporate decisions, but on recommendations from our Associates. This grassroots-style philanthropy encompasses the small things, like the refurbishment of an elementary school that was damaged by fire on the Atlantic coast of Honduras, to the big things, like funding college scholarships and helping communities recover from hurricanes and tornadoes.

In addition to our charitable contributions, we encourage and support our managers and hourly Associates to be active in their communities by volunteering their time and becoming involved in local organizations. We make contributions to the organizations they work with based on the number of hours they donate. Last year, Associates volunteered nearly 1 million hours of their personal time to local causes and organizations around the world. Because of these volunteer hours, we give over $5 million annually to these organizations.

As we maintain our grassroots focus, we are also working to deepen the connection between our strategy as a business and our strategy as a charitable foundation. In bridging the two approaches, it will be imperative that we develop a clear and consistent vision for our corporate philanthropy efforts, drive our charitable giving planning in a way that aligns with our business, and – as our business continues to develop globally – elevate the reach and awareness of our programs worldwide.

Facts and Figures

Together with our associates and customers, Wal-Mart contributed over $418 million to communities around the world in 2006.

## Key Programs

While we give to more than 100,000 diverse charitable causes and organizations around the world, the following areas reflect some of our largest commitments.

Teacher of the Year

Education is one of our top priorities, and in 2006, we contributed more than $57 million to support education initiatives across the United States, including local schools and universities, student scholarships, educational organizations and our "Teacher of the Year Program." In the same year, the "Teacher of the Year Program" provided $4.5 million to schools across the country and honored 4,000 of the country's top teachers. Since its inception in 1995, the program has recognized more than 25,000 teachers in the United States.

The Salvation Army

The Salvation Army has a long-standing relationship with Wal-Mart. During the holiday season, we demonstrate our support for the organization's Red Kettle Campaign by allowing the bell ringers to set up in front of our stores and Clubs. In 2006, donations collected in the Red Kettles at Wal-Mart locations reached an all-time high of $30.4 million, accounting for 25 percent of all donations to The Salvation Army's campaign. Also in 2006, the company hosted "Bells Ringing across America," a nationwide event that featured Associates ringing bells in front of stores and Clubs to encourage donations. In conjunction with the launch event, Wal-Mart CEO Lee Scott announced a $1.25 million contribution from the Wal-Mart and Sam's Club Foundation to the annual campaign.

Sesame Workshop

Wal-Mart has a long history of supporting our nation's military and their families. In 2006, the company partnered with Sesame Workshop and provided nearly $1.5 million to develop an outreach project aimed at helping children of military personnel deal with the challenges of deployment. We also gave $500,000 in toys and gifts to military families with loved ones deployed overseas through our "Operation Christmas" initiative in partnership with Operation Homefront and America Supports You.

Children's Miracle Network

The Children's Miracle Network, an organization that aids children's hospitals, is one of the most significant recipients of our charitable giving. We estimate that in 2006, our company, in partnership with U.S. and Canadian customers, provided nearly $34 million in support of the organization, including an estimated $3 million from Wal-Mart Canada.

Acres for America

Acres for America is a partnership between Wal-Mart Stores and the National Fish and Wildlife Foundation to conserve critical wildlife habitats for future generations. Through the program, we've committed $35 million over 10 years to permanently conserve at least one acre of priority wildlife habitat for every developed acre of our current footprint, as well as land we develop throughout the 10-year commitment. To date, the Acres for America program has permanently conserved over 395,000 acres, helping connect conservation landscapes totaling more than 4.6 million acres.

America's Second Harvest

In conjunction with a $5 million donation to America's Second Harvest: the Nation's Food Bank Network, we developed a partnership to increase awareness of hunger in the United States. Through customer donations at Wal-Mart and Sam's Club locations nationwide, an additional $3.7 million was raised to purchase and distribute protein-rich foods to individuals in need through America's Second Harvest member food banks.

Disaster Relief

When disaster strikes, Wal-Mart and Sam's Club locations can be counted on to work with disaster relief agencies, supporting their lifesaving work and helping communities begin the recovery effort. Whether in the United States in the wake of Hurricanes Katrina and Rita, or in Central America in the aftermath of Hurricanes Felix and Dean, we have worked to support communities with groceries, relief supplies and financial contributions to recover and rebuild.

# Community

## Global Snapshots

As our disaster relief efforts reflect, our philosophy of supporting programs that improve the quality of life in our communities has no geographic borders. From a Supercenter in China, to an ASDA store in the United Kingdom or a Mi Bodega Aurrera in Mexico, you will find the same commitment to giving back to local communities. In 2006, our international operations contributed more than $28.8 million to support local communities. Our international stores and Associates also helped raise an additional $16.2 million. Here are a few highlights of programs which have benefited from our efforts around the world:

Wal-Mart Argentina selected and funded 12 projects presented by young people within the framework of a campaign known as "1,000 Ideas for our Environment." The winning initiatives focus on protection of trees, waste management and environmental impact awareness. Wal-Mart Argentina also provides food to public soup kitchens with Caritas Argentina.

Wal-Mart Brazil contributed over $1.5 million to programs focused on economic development, child care education and the support of local culture. Through the Digital Communication Program, professional education, including computer and life skills, are taught to young adults between the ages of 16 and 24 who come from some of the poorest areas in the country.

Wal-Mart Canada's third annual charity walk brought together more than 10,000 Canadians coast-to-coast in support of Children's Miracle Network and children's hospitals in Canada. Walkathons in eight urban centers, along with fundraising events held in Wal-Mart stores across Canada, raised $3 million for Children's Miracle Network in 2006.

Wal-Mart China contributes to important environmental projects, such as financing the installation of solar panels for 322 households in the Panjiabang Village in Jiaxing Zhejiang Province in 2006.

Wal-Mart Costa Rica collects food in its stores for Mano a Mano, a disaster relief program and joint initiative with the National Committee of Emergencies. Once the food is collected, it is distributed through the distribution center to families and communities affected by natural disasters. In addition, Dulce Ayuda®/ Sweet Help supports countrywide health and education initiatives for children. In 2006, the program raised $310,000 to support the Fundacion Omar Dengo education project among other literacy programs.

Wal-Mart El Salvador donated $43,000 in 2007 to Fundacion Teleton Pro-Rehabilitacion (FUNTER), the foundation that rehabilitates disabled children. In 2006, the company received an award from the Ministry of Labor for hiring and promoting Associates with disabilities. This is particularly important in a country where civil war has left many with limited mobility.

Wal-Mart Guatemala donated 1,800 used Wal-Mart computers to underprivileged students at public schools throughout the country in a partnership with private foundation FUNSEPA and Seaboard Marine.

Wal-Mart Honduras donates products and money to the Population Development Association, an association that runs a shelter for women and children victims of interfamily violence. Because the shelter burned down, the 2006 donation was used to help the women maintain their small aromatic candle business.

Wal-Mart Japan (Seiyu) The Seiyu Hummingbird Campaign encourages everyone to do whatever they can do, no matter how small, to make a positive impact on global warming. In June, Seiyu launched an initiative at all 393 Seiyu stores to encourage customers to use a "bag for life," or "My Bag," to reduce the use of plastic bags.

Wal-Mart Mexico's 25,605 Associates volunteered a total of 290,000 hours of their time to assist more than 1.9 million people though programs focused on child nutrition, burn prevention, beautifying parks and planting trees, maintenance of schools, old age homes, orphanages and hospitals. Wal-Mart Mexico also supports sustainable nutrition by financing the establishment of backyard farms and vegetable gardens to 850 households.

Wal-Mart Nicaragua supports Tierra Fértil, where we teach small farmers how to use more effective agricultural techniques. We show them how to better manage pesticides and seeds, and how to improve quality and safety standards. In turn, it enables us to buy directly from these small family farms – bringing them a stable source of income.

Wal-Mart Puerto Rico contributed over $823,00 to support more than 75 local, non-profit organizations throughout the island including the Muscular Dystrophy Association, Museo de Arte de Ponce, American Red Cross and the United Way.

ASDA in the United Kingdom raised £4.2 million, or $7,396,200 for Tickled Pink, a campaign for breast cancer care in the United Kingdom, by selling pink products, badges and George clothing, as well as stores holding their own unique fundraising campaigns.

India: Wal-Mart announced a grant in August of 2007 of $1.2 million to be given over a three-year period to the HOPE Foundation. The foundation will use these funds to set up Industrial Centers of Hope in five underserved communities in and around the areas where factories of Wal-Mart suppliers are located in India.

## Measuring Progress

**Global**

Contributions by region — $USD

| Region | 2006 |
|---|---|
| North America | 399,031,210 |
| Central America | 1,383,658 |
| South America | 5,010,709 |
| Europe | 12,545,364 |
| Asia Pacific | 357,387 |
| Total | 418,328,328 |

# Community

Contributions by source $USD

| Region | 2006 |
|---|---|
| Company contributions (cash and in-kind donations) | 301,804,191 |
| Customer and Associate donations | 116,524,134 |
| Total | 418,328,328 |

**North America**

Contributions by region $USD

| Region | 2006 |
|---|---|
| Canada | 12,700,000 |
| Mexico | 13,123,692 |
| United States | 373,207,518 |
| Total | 399,031,210 |

Contributions by source $USD

| Region | 2006 |
|---|---|
| Company contributions (cash and in-kind donations) | 287,677,227 |
| Customer and Associate donations | 111,353,982 |
| Total | 399,031,210 |

**Canada**

Contributions by source $USD

| Region | 2006 |
|---|---|
| Company contributions (cash and in-kind donations) | 4,200,000 |
| Customer and Associate donations | 8,500,000 |
| Total | 12,700,000 |

**Mexico**

Contributions by source $USD

| Region | 2006 |
|---|---|
| Company contributions (cash and in-kind donations) | 10,568,926 |
| Customer and Associate donations | 2,554,765 |
| Total | 13,123,692 |

**United States**

Contributions by source $USD

| Region | 2006 |
|---|---|
| Company contributions (cash and in-kind donations) | 272,908,301 |
| Customer and Associate donations | 100,299,217 |
| Total | 373,207,518 |

| State | Company contributions (cash and in-kind donations) | Customer and Associate donations and raised | Total contributed |
|---|---|---|---|
| Alaska | 540,152 | 205,824 | 745,976 |
| Alabama | 5,197,534 | 2,276,541 | 7,474,075 |
| Arkansas | 37,016,824 | 3,473,360 | 40,490,184 |
| Arizona | 5,697,993 | 1,723,656 | 7,421,649 |
| California | 11,943,210 | 4,555,469 | 16,498,679 |
| Colorado | 4,079,430 | 1,383,137 | 5,462,567 |
| Connecticut | 1,731,610 | 793,830 | 2,525,440 |
| Delaware | 556,395 | 201,689 | 758,084 |
| Florida | 12,798,091 | 6,301,557 | 19,099,648 |
| Georgia | 10,497,010 | 3,873,006 | 14,370,016 |
| Hawaii | 599,445 | 378,645 | 978,090 |
| Iowa | 2,979,417 | 1,605,339 | 4,584,756 |
| Idaho | 1,000,295 | 473,137 | 1,473,432 |
| Illinois | 13,677,585 | 3,797,012 | 17,474,597 |
| Indiana | 5,719,437 | 3,071,065 | 8,790,502 |
| Kansas | 3,040,186 | 1,438,599 | 4,478,785 |
| Kentucky | 4,714,789 | 2,392,741 | 7,107,530 |
| Louisiana | 5,542,923 | 2,219,890 | 7,761,813 |
| Massachusetts | 1,884,434 | 1,559,271 | 3,443,705 |
| Maryland | 2,587,244 | 1,147,824 | 3,735,068 |
| Maine | 1,134,723 | 864,913 | 1,999,636 |
| Michigan | 4,452,562 | 2,434,922 | 6,887,484 |
| Minnesota | 3,514,548 | 1,383,793 | 4,898,341 |
| Missouri | 8,686,403 | 3,216,713 | 11,903,116 |
| Mississippi | 3,305,916 | 1,497,368 | 4,803,284 |
| Montana | 864,472 | 452,181 | 1,316,653 |
| North Carolina | 6,920,515 | 3,493,462 | 10,413,977 |
| North Dakota | 617,239 | 345,847 | 963,086 |
| Nebraska | 1,827,771 | 816,463 | 2,644,234 |
| New Hampshire | 1,376,182 | 851,807 | 2,227,989 |
| New Jersey | 4,032,009 | 978,913 | 5,010,922 |
| New Mexico | 1,967,355 | 900,273 | 2,867,628 |
| Nevada | 1,845,561 | 750,633 | 2,596,194 |
| New York | 8,705,328 | 3,014,390 | 11,719,718 |
| Ohio | 7,432,938 | 3,679,746 | 11,112,684 |
| Oklahoma | 4,873,464 | 2,287,744 | 7,161,208 |
| Oregon | 2,560,427 | 623,064 | 3,183,491 |
| Pennsylvania | 8,617,768 | 4,470,119 | 13,087,887 |
| Puerto Rico | 2,011,226 | 912,099 | 2,923,325 |
| Rhode Island | 424,312 | 338,171 | 762,483 |
| South Carolina | 3,270,182 | 2,376,468 | 5,646,650 |
| South Dakota | 733,490 | 496,830 | 1,230,320 |
| Tennessee | 8,399,010 | 2,858,099 | 11,257,109 |
| Texas | 25,649,707 | 9,582,575 | 35,232,282 |
| Utah | 2,667,781 | 1,016,436 | 3,684,217 |
| Virginia | 16,034,210 | 2,846,682 | 18,880,892 |
| Vermont | 181,438 | 333,600 | 515,038 |
| Washington | 2,480,650 | 990,168 | 3,470,818 |
| Wisconsin | 4,102,602 | 2,275,715 | 6,378,317 |
| West Virginia | 1,803,506 | 1,051,257 | 2,854,763 |
| Wyoming | 610,998 | 288,174 | 899,172 |
| Total | 272,908,301 | 100,299,217 | 373,207,518 |

Note: Calculated figures, e.g. totals, may not match due to rounding differences.

# Community

**Central America**

| Contributions by region | $USD |
|---|---|
| Country | 2006 |
| Costa Rica | 530,092 |
| El Salvador | 171,198 |
| Guatemala | 631,547 |
| Honduras | 11,942 |
| Nicaragua | 38,879 |
| Total | 1,383,658 |

| Contributions by source | $USD |
|---|---|
| Source | 2006 |
| Company contributions (cash and in-kind donations) | 754,446 |
| Customer and Associate donations | 629,212 |
| Total | 1,383,658 |

**Costa Rica**

| Contributions by source | $USD |
|---|---|
| Country | 2006 |
| Company contributions (cash and in-kind donations) | 214,782 |
| Customer and Associate donations | 315,310 |
| Total | 530,092 |

**El Salvador**

| Contributions by source | $USD |
|---|---|
| Country | 2006 |
| Company contributions (cash and in-kind donations) | 162,328 |
| Customer and Associate donations | 8,870 |
| Total | 171,198 |

**Guatemala**

| Contributions by source | $USD |
|---|---|
| Country | 2006 |
| Company contributions (cash and in-kind donations) | 327,706 |
| Customer and Associate donations | 303,841 |
| Total | 631,547 |

**Honduras**

| Contributions by source | $USD |
|---|---|
| Country | 2006 |
| Company contributions (cash and in-kind donations) | 11,942 |
| Customer and Associate donations | – |
| Total | 11,942 |

**Nicaragua**

| Contributions by source | $USD |
|---|---|
| Country | 2006 |
| Company contributions (cash and in-kind donations) | 37,688 |
| Customer and Associate donations | 1,191 |
| Total | 38,879 |

**South America**

| Contributions by region | $USD |
|---|---|
| Country | 2006 |
| Argentina | 282,152 |
| Brazil | 4,728,557 |
| Total | 5,010,709 |

| Contributions by source | $USD |
|---|---|
| Source | 2006 |
| Company contributions (cash and in-kind donations) | 4,060,446 |
| Customer and Associate donations | 950,261 |
| Total | 5,010,709 |

**Argentina**

| Contributions by source | $USD |
|---|---|
| Country | 2006 |
| Company contributions (cash and in-kind donations) | 185,624 |
| Customer and Associate donations | 96,527 |
| Total | 282,152 |

**Brazil**

| Contributions by source | $USD |
|---|---|
| Country | 2006 |
| Company contributions (cash and in-kind donations) | 3,874,822 |
| Customer and Associate donations | 853,734 |
| Total | 4,728,557 |

**United Kingdom**

| Contributions by source | $USD |
|---|---|
| Country | 2006 |
| Company contributions (cash and in-kind donations) | 8,954,685 |
| Customer and Associate donations | 3,590,679 |
| Total | 12,545,364 |

# Community

**Asia Pacific**

Contributions by region $USD

| Country | 2006 |
|---|---|
| China | 294,000 |
| Japan | 63,387 |
| Total | 357,387 |

Contributions by source $USD

| Source | 2006 |
|---|---|
| Company contributions (cash and in-kind donations) | 357,387 |
| Customer and Associate donations | – |
| Total | 357,387 |

**China**

Contributions by source $USD

| Country | 2006 |
|---|---|
| Company contributions (cash and in-kind donations) | 294,000 |
| Customer and Associate donations | – |
| Total | 294,000 |

**Japan**

Contributions by source $USD

| Country | 2006 |
|---|---|
| Company contributions (cash and in-kind donations) | 63,387 |
| Customer and Associate donations | – |
| Total | 63,387 |

## Ethical Sourcing

Just as the global economy has transformed the way we think about and conduct business, it also presents us with the challenge to lead in implementing and influencing ethically sound policies and practices – not just in our own stores, but throughout our supply chain. Taking a leadership role in the sourcing of the goods and products that end up in the homes of the 176 million customers that shop our stores and Clubs every week is not just something we can change, *it's something we must change.* Ultimately, it is our responsibility to ensure that the products we sell in our stores are not only safe for our customers, but that they are produced in an environmentally and socially responsible manner. Each year, Wal-Mart's Ethical Standards team produces a report on our supply chain programs and the results of our factory audits. As Lee Scott writes in his introduction to this year's Ethical Sourcing Report:

> “Wal-Mart has achieved its growth through supply chain excellence, delivering the products our customers want and need. When we buy those products from suppliers, we touch individuals, families and communities in remote regions around the globe. As we reflect on this, we recognize that success goes beyond financial results alone. This report spells out the issues we face and our strategy to meet those challenges. At Wal-Mart, we are committed to behaving in an ethical, socially responsible manner; using our resources and energy to create positive change.”
>
> Lee Scott

Our Ethical Standards team of more than 200 Associates puts this commitment into action around the globe, and it stands as one of the most active programs in the retail industry. The team monitors factories, educates suppliers and our buyers and works with others in our industry to implement effective ethical sourcing programs.

It is important to note that Wal-Mart does not own, operate or manage any factories. Instead, our business relationship is with suppliers who contract with factories. Our Ethical Standards team is dedicated to verifying that these supplier factories are in compliance with our "Standards for Suppliers" and local law. These standards cover: compliance with local and national laws and regulations; compensation; hours of labor; forced/prison labor; underage labor; discrimination; freedom of association and collective bargaining; health and safety; environment; and the right of audit by Wal-Mart. Direct import factories are audited at 100 percent for all retail markets.

Domestic import factories are currently only included in the audit scope for Wal-Mart U.S., Wal-Mart Canada and ASDA in the United Kingdom. Wal-Mart U.S. and Wal-Mart Canada audit factories producing proprietary brands and five high-risk categories including: accessories, apparel, footwear, toys and sporting goods. ASDA audits factories producing the domestic categories of George – a popular clothing line sold at ASDA – Home and Leisure, and Health and Beauty.

# Community

Our annual ethics report provides a complete analysis of the 16,700 audits that our team conducted in 2006 in 8,873 factories – and details the results here.

Recent accomplishments in ethical sourcing include:

- In 2006, we added environmental criteria covering waste identification, handling and disposal; wastewater treatment and discharge; air emissions and banned substances to our Ethical Standards.
- In 2006, we made the change to re-audit factories that received a "Green" rating (indicating no violations or a low-risk violation) every two years instead of annually. This provides factories with a greater incentive to earn a Green rating.
- In 2006, we increased unannounced audits to 26 percent up from 20 percent in 2005 and 8 percent in 2004. Initially, our target goal was 30 percent (which we set in 2005), but experience has shown us that 25 percent is the ideal balance for unannounced audits.
- In 2005, we strengthened our Standards for Suppliers by adding new criteria for health and safety, the right to freedom of association and collective bargaining consistent with local laws, and additional rights for foreign contract workers.

Despite our efforts, we still have far to go. For instance, while we introduced environmental criteria and audited for them, they did not factor in to factory ratings. Moreover, the fact that human rights violations persist across the industry signals that we need to find new and better - ways to address violations. The circumstances that contribute to these abuses are complex, and addressing them effectively will require that we collaborate with suppliers, non-governmental organizations (NGOs) and governments. Though we don't disclose the numbers of factories we source from – in aggregate or in specific countries – we recognize that despite the complexity of the situation, we need to be ever-committed to ensuring that the thousands of factories and suppliers we source from meet the highest ethical standards.

One of the challenges that we are working to overcome today is "audit fatigue." Factory monitoring is standard for many retailers and brand owners. Yet, it's not uncommon for a factory to be audited upwards of 10 times a month by different companies, leading to a duplication of efforts, as well as audit fatigue for factory management and workers. The way companies define their standards and request factories to implement them vary, and multiple audits are confusing and frustrating to factory management. Beginning in 2006, Wal-Mart, Tesco, Carrefour, Metro and Migros were the initial drivers in drafting a code of standards called the "Global Social Compliance Program." The goal is to create a unified set of international labor standards aimed at eliminating problems such as child labor and unpaid wages. The common code of conduct covers issues, such as health and safety, fair pay and racial and sexual discrimination, in an effort to harmonize best practices amongst suppliers.

Understanding the impact of every decision that is made within the supply chain is also a key element to success. Occasionally, the lead time we give suppliers for production of merchandise is short, and last minute changes are sometimes made to product specifications. Factory managers often cite this as a reason they feel compelled to convince workers to work hours that are too long. The Ethical Standards team is beginning the process of educating supply chain decision makers on both sides about these issues and engaging in dialogue about how to minimize negative impact on compliance and social responsibility.

Perhaps the greatest opportunity we have to ensure standards are met is to reduce the total amount of suppliers and factories from which we source, which will allow us to gain a greater adherence to our ethical sourcing standards. This will also allow longer-term relationships, deeper collaboration and capacity building.

To reach our full potential in ethical sourcing, we must continue to collaborate with suppliers, NGOs and governments, and we must also look for new opportunities to promote ethical practices. For instance, it is increasingly clear that ethical sourcing is not only about promoting a culture of respect for the individual – it is about promoting respect for the environment as well. In China, especially, we have a tremendous amount of work to do to realize our goals for environmentally responsible sourcing. We are working to achieve this, but still have very far to go.

While it is our policy to work with suppliers to overcome labor conditions that do not meet our standards, we simply will not engage with suppliers who exhibit certain violations. Among those that are not tolerated are: forced or prison labor, transshipment, physical abuse of workers, extremely unsafe working conditions and underage labor.

Wal-Mart's Standards for Suppliers cover the topics of health and safety, environment, compensation, working hours, forced labor, underage labor, discrimination, compliance with applicable national laws and regulations, freedom of association and collective bargaining, rights concerning foreign contract workers and the right of audit by Wal-Mart.

# Community

## Measuring Progress

Total Audit Results 2006

| | |
|---|---|
| Green Low-risk violations – Re-audit after two years | 5.4% |
| Yellow Medium-risk violations – Re-audit after 120 days | 51.6% |
| Orange – Re-audit after 120 days | 40.3% |
| Orange-Age – One or two underage workers found – re-audit after 30 days and if underage labor is still present, give the factory a Red-Failed assessment | 0.4% |
| Disapproved – Four Orange assessments in a two-year time period – barred from producing merchandise for Wal-Mart for one year | 2.1% |
| Red-Failed – Permanently barred from producing merchandise for Wal-Mart | 0.2% |

Total Audit Results 2005

| | |
|---|---|
| Green Low-risk violations – Re-audit after two years | 9.6% |
| Yellow Medium-risk violations – Re-audit after 120 days | 37.0% |
| Orange – Re-audit after 120 days | 52.3% |
| Orange-Age – One or two underage workers found – re-audit after 30 days and if underage labor is still present, give the factory a Red-Failed assessment | 0.8% |
| Disapproved – Four Orange assessments in a two-year time period – barred from producing merchandise for Wal-Mart for one year | 0.1% |
| Red-Failed – Permanently barred from producing merchandise for Wal-Mart | 0.2% |

Total Audit Results 2004

| | |
|---|---|
| Green Low-risk violations – Re-audit after two years | 19.1% |
| Yellow Medium-risk violations – Re-audit after 120 days | 38.8% |
| Orange – Re-audit after 60 days | 32.5% |
| Orange-Age – One or two underage workers found – re-audit after 30 days and if underage labor is still present, give the factory a Red-Failed assessment | - |
| Disapproved – Four Orange assessments in a two-year time period – barred from producing merchandise for Wal-Mart for one year | 8.8% |
| Red-Failed – Permanently barred from producing merchandise for Wal-Mart | 0.8% |

| | 2004 | 2005 | 2006 |
|---|---|---|---|
| Total number of factory audits | 12,561 | > 13,600 | > 16,000 |
| Total number of factories audited | 7,600 | 7,200 | 8,873 |
| Direct imports | 5,300 | 6,120 | 6,757 |
| Domestic imports | 2,300 | 1,080 | 2,116 |

2004 and 2005 figures include audit results for direct imports and domestic import categories in Wal-Mart U.S.

2006 figures include audit results for direct imports and domestic import categories in Wal-Mart U.S., Wal-Mart Canada and ASDA.

# Associates



Associates around the world are the backbone of our company. Without their constant input, feedback, involvement and pushback, our business would simply be unsustainable. We recognize the value they bring to our company, and we understand that our success depends on them. This knowledge serves as our guide as we work to develop and maintain a work environment and opportunities that encourage them to remain – and grow – with us.

We place a premium on building an environment where Associates are treated with respect, where they have the opportunity to climb as high as they want to go within our company, and where they can become eligible for benefits that not only meet their needs, but also allow them to share in our company's accomplishments. This means promoting a culture in which individuals from every background and walk of life have the chance to grow and succeed, and providing the kind of development opportunities that enable hourly Associates to ascend to positions of leadership within our company. In sum, it's about allowing each of the 1.9 million Wal-Mart Associates around the globe to achieve his or her full potential in a way that opens the door to career opportunities, builds our business and better serves our customers around the world.

## The Personal Sustainability Project

The Personal Sustainability Project (PSP) is a voluntary project that was started by Associates for Associates in 2006. The program is focused on helping Associates integrate sustainability into their own lives by making small changes to everyday habits.

As of September 2007, Associates told us that they've recycled 675,538 pounds of aluminum, 282,476 pounds of glass, 5,953,357 pounds of paper and cardboard, and 3,177,851 pounds of plastic; walked, biked and swum more than 1,109,421 total miles; cooked 368,779 healthy meals; and lost a total combined weight of 184,315 pounds through PSP. In addition, 19,924 Associates tell us they've quit or reduced smoking. Interestingly, Associates say they have shared the PSP program with 375,824 of their friends, family and community members outside of Wal-Mart.

Beyond supporting Associates in their efforts to integrate sustainability into their own lives, the program encourages them to work in teams to undertake projects in their communities. For instance, one store developed a used-tire recycling program; another helped their local community to clean up a wildlife area.

How Does it Work?

At each of our stores and Clubs in the United States, as well as the Home Office, "PSP Captains" hold meetings to educate Associates on the PSP project. The Associates who choose to participate then select a personal sustainability goal to improve their own health and wellness, or the health of the planet. Some Associates are even using PSP to make larger life changes, such as quitting smoking. Together, Associates motivate and support one another to pursue their PSP.

Once Associates choose their PSP, they make a voluntary commitment to monitor their progress during a core time period of four to seven weeks. In-store training and tips throughout the project help reinforce the Associate's commitment. Many have been so pleased with their progress that they have helped educate their families, friends and even customers on personal sustainability and the impact it can have on one's daily life. Not only does the PSP program highlight how our Associates are embracing sustainability, but it's a testament to the fact that our Associates are among our best idea generators.

By September 2007, over 40,000 Associate Captains – about 10 per store – will be trained advocates for sustainability in their stores and communities, including two market-level Captains and one member of management in each Wal-Mart and Sam's Club. Over time, we hope to expand the program internationally.

Because PSP doesn't require a huge time commitment or monetary investment, nor do they entail a major life overhaul, we think this is a great way for Associates to improve their health and wellness, as well as the

# Associates

health of the planet. However, because it is voluntary, it depends on Associates to make the program succeed. And it is up to them to decide whether or not their PSP will remain a long-term commitment. Based on feedback we've received so far, Associates have found the program to be beneficial. We will continue to monitor its progress, and will continue to work with our Associates to determine how best to support them.

### Pssst. What's Your PSP?

Current PSP goals include eating healthier, biking to work instead of driving or using environmentally friendly products, as well as smaller changes like turning the water off when brushing your teeth, recycling the newspaper you would normally throw away or drinking a glass of water in place of a soda.

### How are Wal-Mart Associates Making Sustainability Part of Their Lives?

Kim Nicholson, a membership sales representative for Sam's Club, received training to present messaging from former Vice President Al Gore's documentary, *An Inconvenient Truth*. She is now speaking to other Associates, community members, friends and family about global warming. In addition, Kim is sharing her PSP with her family and colleagues by educating them on the value of eating well and exercising. "It's about everyday choices," said Nicholson. "Together, if we all do what is right – change light bulbs to compact fluorescent light bulbs, winterize your house – we can make a more sustainable world."

In our Plainfield, Ind. Supercenter, Associate Sheryl Smith organized a paper recycling campaign in her market. Funds collected from an outside vendor are donated to the local Children's Miracle Network hospital. After her success at work, Sheryl took her practice closer to home by organizing a recycling program for her entire apartment complex.

## Health care

Health care is one of the largest and most complicated issues facing our nation today. As our CEO Lee Scott has said, "The soaring cost of health care in America cannot be sustained over the long term by any business that offers health benefits to its employees. And every day we don't work together to solve this challenge is a day that our country becomes less competitive in the global economy."[1]

As an employer, a retailer and an influencer, we are challenged to work collaboratively to bring affordable health solutions to our Associates, customers and communities.

### Offering Health Benefits that Meet the Needs of Associates

With a work force of more than 1.3 million in the United States, the health care needs of Associates are as diverse as they are. For some, we are their primary employer, while others may hold a full-time position elsewhere and work part-time for us. Some Associates are retirees and students, and some are not the primary breadwinners in their households. Therefore, we are working hard to provide access to a number of options that meet Associates' financial, health and lifestyle needs.

More than 90 percent of Associates have medical coverage, yet not all rely on Wal-Mart to provide it. In addition to Wal-Mart, they obtain it from other employers, spouses' or parents' employers, the Veteran's Administration or another military plan, Medicare, Medicaid or other state programs. For the more than 1 million Associates and family members who do rely on Wal-Mart, we provide health care coverage that is affordable and accessible, and provides peace of mind.

Our coverage is available to every eligible Wal-Mart Associate and their children. This includes all Associates – full-time and part-time. It also includes their children, who can get coverage starting at less than 50 cents per day, no matter how many children an Associate may have.

Beginning with the autumn 2007 open enrollment period, Associates will have more than 50 ways to customize their health coverage options, meaning they can select various deductibles, health care coverage options, health credits and premiums, depending on their health needs.

Every Associate who works in the continental United States can become eligible for individual health coverage that costs as little as $5 per month in some areas and no more than $8 per month nationwide. For Associates who enroll in the Value Plan, we introduced an annual pre-deductible health care credit for each covered family member who will be able to choose a $100, $250 or $500 credit that can be used to pay for covered medical expenses before costs are applied to the annual deductible. With the credit, the first $100, $250 or $500 in eligible medical expenses for each person covered by the plan are paid by the plan and not by the covered Associate or family member.

In addition to low premiums and pre-deductible health credits, we want to make sure that Associates and their family members have access to the medicines they need. Starting in January 2008, those who participate in our plans will be able to get more than 2,400 generic prescriptions for $4, up from less than 20 generic medicines for $3 in 2007.

In the event of a catastrophic or terminal illness, we don't want Associates and their families to have to worry about their health care needs not being met. To ensure that peace of mind, our health coverage includes no lifetime maximums on most health care expenses after one year of continuous coverage.

We are proud of the progress we've made in the health benefits arena. Not only are 90.4 percent of Associates reporting that they have some form of coverage, but of those Associates selecting Wal-Mart's coverage for the first time, 53.2 percent said they previously had no coverage, 27.5 percent said they had not previously been able to afford coverage and 7.8 percent said they were previously on Medicaid.

All the good news about our progress does not mean that we think we've reached our full potential. The fact remains that 9.6 percent of Associates say they do not have any coverage at all. That's too many. So perhaps one of our greatest challenges is to better understand why this 9.6 percent decline coverage and what we can do to encourage them to choose it.

[1] Lee Scott, speech at the National Governors Association Winter Meeting, Feb. 23, 2006.

# Associates

During our 2008 open enrollment period, we are launching a survey that will examine this group of uninsured Associates more closely. Another challenge is that we are not immune to the realities of a health care system that make it difficult for employers to offer affordable premiums without higher deductibles. We continue to work on these issues and look for solutions that will make our health benefits more affordable for Associates.

### How Our Health Care Benefits Compare to Other Retailers and Grocers

The changes we've made to our health care benefits add up to health coverage that is competitive with other retailers. In fact, a recent Hewitt Benefit Index® showed that amongst a competitor set of 20 unionized and non-unionized retailers and grocers, Wal-Mart measured 102 on health benefits, which was above the average retail score of 100.

### Taking the Preventative Approach

We know that health benefits don't just end with medical coverage. Beyond medical plans, we work to find innovative ways to support Associates in adopting healthy habits and lifestyles. In addition to offering a 10 percent discount on fresh fruits and vegetables, we provide them with a number of wellness discounts and make available several programs within our stores for both Associates and our communities, including: cholesterol, diabetes, heart health, hearing and vision screenings; discounts on fitness options and personalized diet plans; and free hearing exams and discounts on hearing aids.

Our efforts in Associate health and wellness have been recognized by the National Business Group on Health, a national non-profit organization of 266 large employers. Just recently, the group presented us, along with 40 other employers, with its "Best Employers for Healthy Lifestyles 2007" award.

### Bringing Solutions to Our Customers

We've also tried to take our understanding of supply chain technologies and efficiencies and apply it in a way that brings solutions to the consumer marketplace. In 2006, we introduced $4 generic prescription medications. In September 2007, we announced that we added 24 new generic prescriptions, and three $9 prescriptions. Today, at any Wal-Mart, Sam's Club or Neighborhood Market Pharmacy in the United States, customers can obtain a 30-day supply of 361 commonly prescribed medicines at affordable prices. Through the program, we estimate we've saved our customers more than $610 million in health care costs – essentially removing an estimated $610 million in unnecessary spending from the health care system. In addition, nearly 30 percent of the $4 prescriptions that are filled in our pharmacies are done so without insurance.

Because of its success in the United States, we've started launching the affordable generic prescription program in other markets as well, including Puerto Rico, Mexico and Brazil.

To help customers obtain convenient and affordable basic care services, we've also introduced retail clinics by leasing space in our stores across the country to more than 75 independent health clinics. Staffed by medical professionals, the in-store clinics provide preventative care and basic health care treatment to walk-in visitors for as little as $40. The clinics have emerged as a valuable resource to Americans without health insurance. In fact, nearly 50 percent of all clinic patients stated they were uninsured. They also alleviate pressure on the overall health care system. Approximately 15 to 20 percent of clinic customers surveyed said they would have used an emergency room had the clinic in Wal-Mart not been available, while another 10 to 15 percent would have gone without treatment entirely, potentially leading to more serious complications.

Over the next two to three years, we intend to partner with local hospitals to open as many as 400 additional clinics in our stores. And we believe that over the next five to seven years there is room for 2,000 clinics in Wal-Mart stores, if current consumer and market forces continue.

### Better Health Care Together Coalition Principles:

- We believe every person in America must have quality, affordable health insurance coverage.
- We believe individuals have a responsibility to maintain and protect their health.
- We believe that America must dramatically improve the value it receives for every health care dollar.
- We believe that businesses, governments and individuals all should contribute to managing and financing a new American health care system.

### Partnering to Drive Change

We are committed to providing our Associates with access to quality, affordable coverage. However, as many agree, our current employer-based health care system is unsustainable.

Our health care system is riddled with waste and inefficiencies, as it has yet to fully integrate the cost-saving benefits of technology. As a result, the cost of care is higher than it should be and the quality is compromised.

One of the first initiatives we've undertaken to address these problems is "Dossia," a first-of-its-kind collaboration between Wal-Mart and Applied Materials, BP America, Cardinal Health, Intel and Pitney Bowes to harness the power of technology to improve the quality of health care. Using our combined knowledge and expertise in information technology, we are working together to build a framework for Associates to keep their medical information in secure and portable electronic medical records. Electronic health records can help reduce administrative costs in the health care system and eliminate the medical errors that cause thousands of unnecessary deaths every year.

The problem of our nation's 43.6 million uninsured goes far beyond the aisles and stock rooms at Wal-Mart. Across the country, too many Americans live without health coverage and health care costs are growing at an unsustainable pace. At the current rate, by 2010 they will be double what they were in 2000, or roughly one-fifth of the nation's GDP. That puts a tremendous burden on our government and our economy.

# Associates

To address this challenge, in February 2007, we joined with AT&T, the Howard H. Baker, Jr. Center for Public Policy, the Center for American Progress, the Committee for Economic Development, the Communications Workers of America, Intel, Kelly Services and the Service Employees International Union (SEIU) to launch the Better Health Care Together coalition. As a founding member of Better Health Care Together, we are calling for reform to health care so that all Americans can have access to affordable coverage by 2012.

Our involvement in the coalition aligns with our belief that we have to work together – business, labor and government – to solve our nation's health care crisis. It also reflects our conviction that we can empower people to take more responsibility and more control over their own health care. By embracing the campaign's principles, we are working to ensure that: all Americans will have high quality, affordable and accessible health care by 2012; the growth of health care costs in this country are slowed; and the uninsured have access to affordable health coverage.

The current health system is a challenge that affects our Associates, our business and the millions of men and women who shop in our stores every week. As an employer, a retailer and a public policy influencer, we feel a responsibility – and a need – to be an active convener and advocate for real and meaningful solutions.

## Measuring Progress

Where Do U.S. Wal-Mart Associates Get Their Health Care Coverage?

| Source of health care coverage | % of all Associates | Number of Associates |
|---|---|---|
| Wal-Mart coverage** | 47.4% | 636,391 |
| Coverage through spouse*** | 22.2% | 298,637 |
| Coverage through an individual policy | 2.5% | 34,194 |
| Coverage through other/ previous employer | 3.4% | 45,341 |
| Medicare coverage | 4.5% | 59,876 |
| Coverage through V.A. or military | 2.3% | 30,485 |
| Medicaid coverage | 1.9% | 25,681 |
| State coverage other than Medicaid | 1.2% | 15,712 |
| Coverage through parents/ school/college | 4.2% | 56,529 |
| Medical coverage other than listed above | 0.8% | 10,754 |
| No coverage | 9.6% | 129,252 |
| Total | 100% | 1,342,852 |

76.3% (1,024,894 Associates) were eligible for Wal-Mart coverage as of 1/1/2007

*Percentage of Associates with Wal-Mart coverage as of 1/1/2007

Other percentages were derived from a survey conducted during Wal-Mart's fall 2006 open enrollment period (September 16 – October 27, 2006). 375,531 Associates who declined Wal-Mart coverage or selected for the first time were eligible to participate in the survey. Percentages from their answers were then projected onto the total Associate base.

All U.S. Associates

| | % of all Associates |
|---|---|
| Associates with health care coverage | 90.4% |
| Associates without health care coverage | 9.6% |

### About the Hewitt Benefit Index*

Hewitt's Benefit Index methodology has been used by more than 500 companies over the past 40 years to benchmark the competitive value of the complex array of benefit plans and provisions of various industry and labor market competitors. It calculates the relative employer-provided value of Wal-Mart's benefits compared to 20 large retailers and grocers based on a common representative employee population.

### Key findings

By including part-time Associates and their children, our broad eligibility ranks among the highest.

While the Hewitt Index average score is 100, Wal-Mart scored:

104.8 – All Benefits
102.0 – Active Health Care (medical, dental, vision, hearing)
217.4 – Retirement Savings

# Associates

| Comparison of Health Plan Features | Wal-Mart's Network Saver $350 | Comparison Companies: Average and Range |
|---|---|---|
| Deductible (In-Network) | $350 | $280 ($0 to $1,000) |
| Coinsurance (In-Network) | 80% | 85% (80% to 100%) |
| Out-of-Pocket (In-Network, including deductible) | $2,100 | $2,100 ($850 to $4,000) |
| Doctor Office Visit | $20 co-pay, once deductible is met | $10 to $40 (15 companies) |
| Lifetime Maximum | Unlimited | $500K to unlimited |
| Employee Contribution (Monthly) | $64 to $79 | $86 ($0 to $263) |

## Wages and Benefits

We recognize that for some, a job in retail is an important first step in building a long-term career. For others, it may be a second job that provides some extra money to pay the bills or offers the benefits they need to get the medications to treat a chronic illness or ensure a solid retirement.

In a high turnover industry such as retail, being an employer who can meet such diverse needs is a struggle. It takes time and effort to understand those differing levels of need. It also takes a long-term commitment to finding the right combination of wage and benefit solutions that are not only right for our 1.9 million Associates, but also right for the long-term viability of our business. So, as we work to reward Associates for the role they play in driving our success, we are challenged to ensure that our wage and benefits packages are both competitive and economically sound.

Providing a competitive compensation package is not only a means to reward Associates; it is a powerful tool for recruiting and retaining the work force we need to serve our customers and to remain competitive in the global economy.

In the United States, our compensation package is competitive with others in the industry, totaling over $5.2 billion last year. In addition to what the market requires, we base wages on experience, skills, problem-solving and job accountability. The average hourly, full-time wage for Associates in our U.S. stores is $10.76.

These wages, while competitive with industry, are in many cases entry level jobs. We realize that many stakeholders expect us to pay more, while others are concerned about our ability to remain competitive in serving our customers. We see ways to address both concerns. An example of this was our recent advocacy for an increase in the federal minimum wage.

Every Associate is eligible to receive performance bonuses based on the performance of their store. In fact, earlier this year, 813,759 Wal-Mart and Sam's Club hourly Associates in the United States were awarded more than $529.8 million in bonuses. A full-time, hourly Associate can receive bonuses of up to $1,800 at Wal-Mart Stores and $2,200 at Sam's Club per year. We also offer a long-term service award, which rewards hourly Associates and assistant managers who have been with the company for 20 years or more with an extra week of pay.

Our view of compensation is a holistic one that takes into account much more than the wages and bonuses we pay. It encompasses health benefits, retirement savings, profit sharing and stock purchase programs that allow our Associates to plan for the future.

Consistent with our belief in sharing our profits, we may contribute up to two percent of an Associate's salary to the profit-sharing plan and 401(k) plan. Associates are not required to contribute any of their own money to the plans in order to get the company contribution.

Details of the various benefits include:

- Health Benefits: All Associates – whether full-time or part-time – can become eligible for health benefits with Wal-Mart, and all children of Associates become eligible for coverage as soon as their parents do. We offer a wide variety of health plan options to meet their differing needs. Every Associate who works in the continental United States can become eligible for individual health coverage that costs as little as $5 per month in some areas and no more than $8 per month nationwide. Moreover, beginning in January 2008, those who participate in our plans will be able to get more than 2,400 generic prescriptions for $4. Read more about Health Care benefits.

- 401(k) Plan: Wal-Mart may contribute up to two percent of eligible Associates' annual wages to a 401 (k) plan, after a 12-month waiting period. Contributions may be made even if Associates choose not to add money of their own.

- Profit Sharing Plan: Every eligible Associate who has worked for the company for 12 months may receive a company contribution of up to two percent of their wages to a profit sharing account. Contributions are made even if Associates choose not to add money of their own.

- Stock Purchase Plan: We contribute to Associates' stock purchase by matching 15 cents for every dollar of stock purchased through payroll deductions, up to the first $1,800 in purchases each plan year.

### Engaging Associates in Company Changes

Over the years, we've worked hard to better reward and satisfy our Associates. As we aim to do better, one area where we still have a lot of work to do is scheduling. The challenge is to optimize the availability of both our full-time and part-time Associates in a way that ensures our business needs are met. We recently implemented a new scheduling system that ensures we have enough Associates on the floor during peak customer shopping hours and at the same time enables Associates to enter their preferences in advance so that they can better plan and balance their work and personal lives.

What we learned from this experience is that when we make changes that affect our Associates we must engage them from the beginning. In this instance, we did not. As we work to continually improve compensation, we

# Associates

must keep this critical learning in mind. Forthright communication about scheduling and compensation is perhaps one of the most challenging, yet valuable, benefits we can provide.

### How Do Our Benefits Compare?

In a comparison of 20 large retailers and grocers, the Hewitt Benefit Index* found that Wal-Mart's benefits are competitive. While the Hewitt Benefit Index* average score is 100, Wal-Mart scored 104.8 on all employer-paid benefits, 102 on employer-paid active health care (medical, dental, vision and hearing), and 217.4 on retirement savings. The next closest employer to Wal-Mart in the retirement savings benefits category scored 199.1.

## Diversity

Our dedication to diversity and inclusion extends from our board of directors, to our Associates; from our suppliers, to our customers; and to every aspect of our business. We have long maintained diversity initiatives, including employment practices and supplier programs, to help build and retain a diverse work force and supplier base along with varied community outreach programs. We know that attracting diverse customers, Associates and suppliers is imperative to our business success and growth. Because of this commitment to diversity, we can better serve our customers and provide a dynamic work environment for Associates.

Committed to becoming a more transparent corporation in all aspects of our business, we released our first EEO-1 report to the public in April 2006. The release of our data is an extension of our commitment to being the best company we can be, and illustrates the priority we place on diversity. In the most recent report, we conveyed that our company employed more than 826,000 females, 237,000 African Americans, 154,000 Hispanics and Latinos, 41,000 Asian Americans and 256,000 seniors who are 55 and older. Of our 15-member board of directors, three are women, two are Hispanic and two are African-American. Read more about the latest EEO-1 report.

In 2006, we established the Employment Practices Advisory Panel to work with senior leadership to develop and implement progressive enhancements to equal employment opportunity and diversity initiatives. This proactive approach demonstrates our continued commitment to foster a diverse and inclusive environment, and to continue building on our employment practices. The advisory panel includes a diverse group of well-established career professionals.

- Dennis Archer is chairman and CEO of The Diversity Network and chairman of the law firm Dickinson Wright PLLC in Detroit. Previously, Archer was the mayor of Detroit, a Michigan Supreme Court Justice and the first African-American president of the American Bar Association.

- Vilma Martinez is a partner at the Los Angeles law firm of Munger, Tolles & Olson LLP, has extensive history as a Latina civil rights activist and was president and general counsel for the Mexican American Legal Defense and Education Fund for nine years. Martinez specializes in employment discrimination and commercial matters at the federal and state levels. Martinez has been appointed by Lee Scott to serve as the Chair of the panel.

- Lt. Gen. Claudia Kennedy joined the Army in 1968 with a bachelor's degree in Philosophy from Rhodes College. During her career, she commanded a company, an intelligence battalion, a recruiting battalion and an intelligence brigade. As a general officer, she served as the senior intelligence officer for the U.S. Forces Command and Deputy Commanding General for the Army Intelligence Center and School. She completed her career serving as Deputy Chief of Staff Army Intelligence from 1997 to 2000, overseeing policies and operations for 45,000 people worldwide.

Designed to promote the professional development and retention of all associates, our Diversity Goals program is designed to promote the professional development and retention of all Associates, enhance external business relationships and increase active engagement in the communities in which we operate. The program evaluates the achievement of diversity goals while helping to guide our efforts to attract, hire and retain qualified Associates. The Diversity Goals program consists of:

- Placement Diversity Goals, which are tied to placing women, African-Americans, Hispanics, Asians and Native Americans and Pacific Islanders in parity with the qualified, interested and available applicant pool for field management positions. These goals are consistent with applicant pools in the expanded EEO-1 codes.

- Good Faith Efforts Diversity Goals, which are tied to managers participating in approved diversity events, as well as mentoring at least three Associates, including persons of diverse race, gender or background.

In 2006, many executives served as board members for a diverse group of community organizations, or participated as speakers for conferences, panel discussions and workshops. In fact, all managers, senior managers and officers with diversity goals were held accountable for their diversity efforts through annual performance evaluations and financial incentives. Specifically, all officers have a portion of their bonus awards tied to successful achievement of their diversity goals. In 2006, all but one officer met their goals.

### Mentor Me Program

Wal-Mart Stores, Inc.'s mentoring program encourages the exchange and transfer of diverse knowledge, experience, and perspectives among Associates to enhance their personal and professional development. The enhanced Mentor Me Program empowers Associates to take an active role in their development by providing resources, tools, and suggestions to drive effective mentorships.

Wal-Mart Stores, Inc. defines mentoring as a developmental process that enhances associate engagement and performance. Through the mentoring relationship, the mentor shares knowledge, information, experience, and perspective to assist the mentee's efforts to reach higher performance levels.

As part of the formal diversity goals program, over 50,000 members of management and Officers have formal mentoring requirements. However, the Mentor Me Program is open to all Associates whether they have formal

# Associates

requirements or not. In 2006, over 212,000 Associates across the Company engaged in various mentoring relationships.

**Diversity Awards**

Continually recognized as a top employer by well-regarded diversity publications and organizations, the company still continues to strive for excellence in all of our business practices. Our effort to foster an environment where diversity is understood, valued, and incorporated at the core of our business, has earned us numerous awards and accolades.

This year, *Diversity Inc.* named Wal-Mart one of the "Top 50 Companies for Diversity, and *Working Mother* magazine identified us as a 2007 "Best Company for Multicultural Women." In 2006, *Black Enterprise* magazine honored us as one of the "40 Best Companies for Diversity," and *Hispanic Magazine* has called us one of the "Corporate 100 Best Places to Work for Latinos" for the last three years running. In addition, the American Bar Association recognized us with its 2007 "Spirit of Excellence Corporate Award" for promoting diversity in the legal profession, and for the last several years in Mexico we have received an award on Gender Equity from the National Women Institute. The award recognizes our numerous programs that support female recruitment and career development at Wal-Mart de Mexico.

## Nurturing Diversity

Nurturing Diversity at Every Level of Our Company

We are continuing our outreach with minority scholarships which includes our Emerging Scholars Initiative with the University of Illinois-Chicago. Each year, we sponsor 20 to 25 scholarships for first-generation minority students to attend the university. In addition, scholarship recipients are partnered with a Wal-Mart or Sam's Club mentor to assist them as they prepare to enter the work force.

We also grew our partnerships through participation in the professional associations such as the Hispanic Alliance for Career Enhancement, the Hispanic Association of Colleges and Universities, the Society for Women in Engineering, the National Society for Black Engineers and the National Association of Black Accountants, among others.

Further, we continue to increase our outreach to historically black colleges and universities (HBCUs), Hispanic-serving institutions (HSIs) and women's colleges. In 2006, nearly 38 percent of the colleges and universities we recruited from were HBCUs, HSIs and women's colleges. This level of engagement allows our leadership team to share their unique stories and personal experiences during their tenure with Wal-Mart Stores, Inc. Providing this type of exposure creates a greater recruiting impact and leverages our commitment on campuses across the United States. In addition, members of our leadership team serve on a number of boards of diverse colleges and universities.

While the tactics may have changed with a greater emphasis on proactive rather than reactive recruiting, the goal remains the same – to hire qualified, talented individuals.

We work to create and nurture relationships with community-based women and minority organizations to benefit the communities we serve, while improving our business environment. It is critical to our business that we have the strategic alliances to assist in the execution of our business plans. We maintain important relationships with such diverse groups as the National Urban League, the NAACP, the National Council of La Raza, Hispanic Scholarship Fund, and Asian Women in Business, Women in Public Policy, the National Association of Women Business Owners and many others.

However, promoting diversity goes beyond recruiting and maintaining a diverse work force. As our work force becomes more diverse, we have a responsibility to build an atmosphere of inclusion by helping managers be aware of, respect and value differences. We will continue to be challenged with ensuring diversity is integrated at the core of its operations and is seen as a business imperative.

Our diversity efforts are not contained to the United States. In fact, in recent years we've begun to expand our efforts to international markets. The "Senoras de Atendimiento" program in Brazil is just one of many we have initiated to promote diversity in our international stores. This initiative brings senior citizens into the work force by creating teams of senior women to fill a number of important customer service roles in our stores. In Mexico, we are certified in the Gender Equity Model, and in Mexico – as in China and Brazil – nearly half of all Associates are women. As we continue to enter new markets, it will be critical that we build diversity strategies that are unique to individual countries.

Managing Diversity and Inclusion Training

In 2006, we continued to partner with Novations Group, Inc., one of the leading outside experts in diversity training, to provide diversity and inclusion training programs designed to teach Associates to work with, appreciate and understand people from all cultures and backgrounds.

To ensure we continue to foster an environment of inclusion and increase Associate engagement, we will have to continuously explore diversity training methods that will assist managers in transforming diversity knowledge into specific leadership behaviors and practices.

The Diversity Development Series provides Associates with a forum to discuss current diversity trends and challenges significantly impacting Wal-Mart Stores, Inc.'s marketplace and work force. The Women in Leadership (WIL) and Minorities in Leadership (MIL) Programs have been expanded as a corporate program to provide leadership development while exploring the impact of gender and race on management competencies, such as communication, delegation and team building. As the audience expanded and diversified and the discussions matured, the program began to transcend normative leadership topics and primary definitions of diversity. While staying true to the nature of the WIL and MIL seminar series, the new Diversity Development Series allows the Company to further explore all dimensions of Associates' diverse backgrounds that impact Wal-Mart Stores, Inc.'s business practices and marketplaces. These seminars enable our managers to transform diversity knowledge into specific leadership behaviors and practices that develop, motivate and utilize the talents and skills of a diverse work force to achieve superior business results.

# Associates

As the marketplace continues to become increasingly diverse, it will be our challenge and responsibility to provide Associates with development and training courses that will assist in their understanding of current and future work force and marketplace trends. This will ensure managers are equipped with the necessary tools and resources to effectively lead diverse, high-performing work teams.

### Associate Resource Groups

At Wal-Mart, we believe that a sense of community enhances our ability to attract, retain and develop diverse and representative talent. We recognize that Associate Resource Groups are instrumental in helping us develop that sense of community. Established in 2005, we define Associate Resource Groups as groups of Associates with common interests or backgrounds who wish to contribute to each other's professional development, foster a sense of community, and enhance their individual and collective abilities to contribute to Wal-Mart's business mission.

Focused on four key areas: associate recruitment and retention; diversity best practices insight; business support; and associate development, provided below are Wal-Mart's current Associate Resource Groups:

- Asian Pacific Islander Associate Resource Group
- Hispanic Latino Associate Resource Group
- LEAD (Leading and Empowering Associates with Disabilities)
- Associate Resource Group
- Pride (Promoting, Respect, Inclusion, Diversity & Equity) Associate Resource Group
- Tribal Voices (Native American & American Indian)
- Associate Resource Group
- UNITY (African American) Associate Resource Group
- Women's Resource Council

## Our Suppliers

### Building Supplier Diversity

We are 100 percent committed to giving our customers unbeatable value, reliable quality and friendly service. Working closely with our suppliers to drive out unnecessary costs allows us to pass the savings on to our shoppers.

We encourage supplier diversity from our business partners in hopes of enhancing and integrating our supplier diversity programs into all of our procurement practices. Since 1994, Wal-Mart has had a formal supplier diversity program designed to expand its base of minority- and women-owned suppliers and does business with more than 3,400 Minority- and Women-owned Business Enterprises (MWBE).

We realize it takes a lot of time and effort to become a Wal-Mart or Sam's Club supplier; therefore, we may not be the proper fit for every business. We are identifying ways that meet the needs of MWBEs who are looking to do business with Wal-Mart and Sam's Club.

One way is the Local Purchase program. This program gives small businesses, who do not have the capacity to distribute products on a national level, the opportunity to sell their products at local or regional stores/clubs in their area.

To initiate the partnership process, business owners contact the store manager or food merchandiser at any Wal-Mart or Sam's Club about the Local Purchases program. Before merchandise can be presented for resale, it must first be approved at the store level and then authorized by a buyer at the Wal-Mart Home Office.

### Strengthening Diverse Supplier Partnership

We are working with our largest suppliers to structure a proactive outsourcing initiative that will identify new and grow existing minority- and women-owned businesses. In 2005, Wal-Mart began collecting data for its Second Tier program.

The program uses a reporting system to monitor how much the Company's prime suppliers spend with minority – and women – owned businesses, as a result of their relationship with Wal-Mart. In 2006, the Second Tier program spending total was more than $925 million.

### The Road Ahead

Lee Scott said it best – "to become a leader in diversity, we will increase the amount of business we do with minority companies, using our size and leverage to create companies of significant size and stature."

As our customer base becomes more diverse, so does our need for diverse business partnerships. To achieve our supplied diversity goal we have an affiliation with the NMSDC (National Minority Supplier Development Council, Inc.), a widely recognized minority supplier accreditation organization. We also have a strategic partnership with the Women's Business Enterprise National Council, Inc., the most widely used women's business accreditation organization.

The supplier diversity program has grown from $2 million in 1994 to more than $4.2 billion spent during calendar year 2006. We will continue to explore opportunities to increase our spending with MWBEs and we look forward to building strong, sustainable partnerships with these suppliers.

# Associates

## Measuring Progress

**US Diversity Overview 2006**

### Gender

All U.S. Associates

| | Number of Associates | % |
|---|---|---|
| Male | 531,159 | 39.13% |
| Female | 826,402 | 60.87% |
| Total | 1,357,561 | 100% |

### Ethnicity

All U.S. Associates

| | Number of Associates | % |
|---|---|---|
| White | 907,540 | 66.85% |
| Minority | 450,021 | 33.15% |
| Total | 1,357,561 | 100% |

Minority U.S. Associates

| | Number of Associates | % |
|---|---|---|
| African American | 237,592 | 52.80% |
| Hispanic | 154,834 | 34.41% |
| Asian | 41,900 | 9.31% |
| American Indian | 15,695 | 3.49% |
| Total | 450,021 | 100% |

### Gender

Male — No. of Associates

| | 2005 | 2006 | % change |
|---|---|---|---|
| Officials and Managers | 37,630 | 42,266 | 12.32% |
| Professionals | 4,930 | 4,675 | (5.17%) |
| Technicians | 4,240 | 4,145 | (2.24%) |
| Sales | 185,066 | 183,490 | (0.85%) |
| Office and Clerical | 10,313 | 9,831 | (4.67%) |
| Craft Workers (skilled) | 2,583 | 23,772 | 820.33% |
| Operatives (semi-skilled) | 23,328 | 27,932 | 19.74% |
| Laborers | 204,511 | 179,098 | (12.43%) |
| Service Workers | 59,253 | 55,950 | (5.57%) |
| Total | 531,854 | 531,159 | (0.13%) |

EEO-1 Comparison

| | % of all Associates in job category |
|---|---|
| **Officials and Managers** | |
| 2006 Wal-Mart | 60.31% |
| 2005 Wal-Mart | 61.18% |
| 2005 NAICS 45 Composite | 53.33% |
| 2005 EEO-1 Composite | 64.64% |
| **Professionals** | |
| 2006 Wal-Mart | 42.80% |
| 2005 Wal-Mart | 45.25% |
| 2005 NAICS 45 Composite | 52.47% |
| 2005 EEO-1 Composite | 47.41% |
| **Technicians** | |
| 2006 Wal-Mart | 15.50% |
| 2005 Wal-Mart | 16.52% |
| 2005 NAICS 45 Composite | 37.23% |
| 2005 EEO-1 Composite | 51.98% |
| **Sales Workers** | |
| 006 Wal-Mart | 25.48% |
| 2005 Wal-Mart | 25.41% |
| 2005 NAICS 45 Composite | 27.26% |
| 2005 EEO-1 Composite | 43.94% |
| **Office and Clerical** | |
| 2006 Wal-Mart | 16.51% |
| 2005 Wal-Mart | 17.60% |
| 2005 NAICS 45 Composite | 19.39% |
| 2005 EEO-1 Composite | 20.98% |
| **Craft Workers** | |
| 2006 Wal-Mart | 92.60% |
| 2005 Wal-Mart | 87.12% |
| 2005 NAICS 45 Composite | 58.37% |
| 2005 EEO-1 Composite | 88.64 |
| **Operatives** | |
| 2006 Wal-Mart | 58.03% |
| 2005 Wal-Mart | 58.29% |
| 2005 NAICS 45 Composite | 64.12% |
| 2005 EEO-1 Composite | 74.21% |
| **Laborers** | |
| 2006 Wal-Mart | 62.20% |
| 2005 Wal-Mart | 66.36% |
| 2005 NAICS 45 Composite | 63.32% |
| 2005 EEO-1 Composite | 66.46% |
| **Service Workers** | |
| 2006 Wal-Mart | 51.59% |
| 2005 Wal-Mart | 53.46% |
| 2005 NAICS 45 Composite | 47.65% |
| 2005 EEO-1 Composite | 41.85% |

# Associates

## Measuring Progress

**Gender**

Female — No. of Associates

| | 2005 | 2006 | % change |
|---|---|---|---|
| Officials and Managers | 23,873 | 27,813 | 16.50% |
| Professionals | 5,965 | 6,249 | 4.76% |
| Technicians | 21,432 | 22,598 | 5.44% |
| Sales | 543,171 | 536,596 | (1.21%) |
| Office and Clerical | 48,276 | 49,712 | 2.97% |
| Craft Workers (skilled) | 382 | 1,900 | 397.38% |
| Operatives (semi-skilled) | 16,696 | 20,202 | 21.00% |
| Laborers | 103,670 | 108,823 | 4.97% |
| Service Workers | 51,591 | 52,509 | 1.78% |
| Total | 815,056 | 826,402 | 1.39% |

EEO-1 Comparison

| | % of all Associates in job category |
|---|---|
| **Officials and Managers** | |
| 2006 Wal-Mart | 39.69% |
| 2005 Wal-Mart | 38.82% |
| 2005 NAICS 45 Composite | 46.67% |
| 2005 EEO-1 Composite | 35.36% |
| **Professionals** | |
| 2006 Wal-Mart | 57.20% |
| 2005 Wal-Mart | 54.75% |
| 2005 NAICS 45 Composite | 47.53% |
| 2005 EEO-1 Composite | 52.59% |
| **Technicians** | |
| 2006 Wal-Mart | 84.50% |
| 2005 Wal-Mart | 83.48% |
| 2005 NAICS 45 Composite | 62.77% |
| 2005 EEO-1 Composite | 48.02% |
| **Sales** | |
| 2006 Wal-Mart | 74.52% |
| 2005 Wal-Mart | 74.59% |
| 2005 NAICS 45 Composite | 72.74% |
| 2005 EEO-1 Composite | 56.06% |
| **Office and Clerical** | |
| 2006 Wal-Mart | 83.49% |
| 2005 Wal-Mart | 82.40% |
| 2005 NAICS 45 Composite | 80.61% |
| 2005 EEO-1 Composite | 79.02% |
| **Craft Workers (skilled)** | |
| 2006 Wal-Mart | 7.40% |
| 2005 Wal-Mart | 12.88% |
| 2005 NAICS 45 Composite | 41.63% |
| 2005 EEO-1 Composite | 11.36% |
| **Operatives (semi-skilled)** | |
| 2006 Wal-Mart | 41.97% |
| 2005 Wal-Mart | 41.71% |
| 2005 NAICS 45 Composite | 35.88% |
| 2005 EEO-1 Composite | 25.79% |
| **Laborers** | |
| 2006 Wal-Mart | 37.80% |
| 2005 Wal-Mart | 33.64% |
| 2005 NAICS 45 Composite | 36.68% |
| 2005 EEO-1 Composite | 33.54% |
| **Service Workers** | |
| 2006 Wal-Mart | 48.41% |
| 2005 Wal-Mart | 46.54% |
| 2005 NAICS 45 Composite | 52.35% |
| 2005 EEO-1 Composite | 58.15% |

# Associates

## Measuring Progress

**Ethnicity**

White — No. of Associates

| | 2005 | 2006 | % change |
|---|---|---|---|
| Officials and Managers | 48,394 | 53,824 | 11.22% |
| Professionals | 8,739 | 8,557 | 2.08% |
| Technicians | 19,949 | 20,230 | 1.41% |
| Sales | 490,713 | 474,283 | 3.35% |
| Office and Clerical | 45,855 | 46,212 | 0.78% |
| Craft Workers (skilled) | 2,323 | 17,790 | 665.82% |
| Operatives (semi-skilled) | 29,041 | 34,586 | 19.10% |
| Laborers | 197,235 | 179,297 | 9.09% |
| Service Workers | 76,135 | 72,761 | 4.43% |
| Total | 918,384 | 907,540 | 1.81% |

EEO-1 Comparison

| | % of all Associates in job category |
|---|---|
| **Officials and Managers** | |
| 2006 Wal-Mart | 76.80% |
| 2005 Wal-Mart | 78.69% |
| 2005 NAICS 45 Composite | 80.27% |
| 2005 EEO-1 Composite | 83.57% |
| **Professionals** | |
| 2006 Wal-Mart | 78.33% |
| 2005 Wal-Mart | 80.21% |
| 2005 NAICS 45 Composite | 78.21% |
| 2005 EEO-1 Composite | 78.26% |
| **Technicians** | |
| 2006 Wal-Mart | 75.65% |
| 2005 Wal-Mart | 77.71% |
| 2005 NAICS 45 Composite | 74.50% |
| 2005 EEO-1 Composite | 72.78% |
| **Sales** | |
| 2006 Wal-Mart | 65.86% |
| 2005 Wal-Mart | 67.38% |
| 2005 NAICS 45 Composite | 65.42% |
| 2005 EEO-1 Composite | 70.81% |
| **Office and Clerical** | |
| 2006 Wal-Mart | 77.61% |
| 2005 Wal-Mart | 78.27% |
| 2005 NAICS 45 Composite | 72.15% |
| 2005 EEO-1 Composite | 67.78% |
| **Craft Workers (skilled)** | |
| 2006 Wal-Mart | 69.30% |
| 2005 Wal-Mart | 78.35% |
| 2005 NAICS 45 Composite | 69.10% |
| 2005 EEO-1 Composite | 74.31% |
| **Operatives (semi-skilled)** | |
| 2006 Wal-Mart | 71.85% |
| 2005 Wal-Mart | 72.56% |
| 2005 NAICS 45 Composite | 64.52% |
| 2005 EEO-1 Composite | 62.21% |
| **Laborers** | |
| 2006 Wal-Mart | 62.27% |
| 2005 Wal-Mart | 64.00% |
| 2005 NAICS 45 Composite | 60.22% |
| 2005 EEO-1 Composite | 49.63% |
| **Service Workers** | |
| 2006 Wal-Mart | 67.09% |
| 2005 Wal-Mart | 68.69% |
| 2005 NAICS 45 Composite | 65.22% |
| 2005 EEO-1 Composite | 53.24% |

# Associates

## Measuring Progress

### Ethnicity

Minority — No. of Associates

| | 2005 | 2006 | % change |
|---|---|---|---|
| Officials and Managers | 13,109 | 16,255 | 24.00% |
| Professionals | 2,156 | 2,367 | 9.78% |
| Technicians | 5,723 | 6,513 | 13.80% |
| Sales | 237,524 | 245,803 | 3.48% |
| Office and Clerical | 12,734 | 13,331 | 4.68% |
| Craft Workers (skilled) | 642 | 7,882 | 1,127.72% |
| Operatives (semi-skilled) | 10,983 | 13,548 | 23.35% |
| Laborers | 110,946 | 108,624 | 2.09% |
| Service Workers | 34,709 | 35,698 | 2.85% |
| Total | 428,526 | 450,021 | 5.01% |

EEO-1 Comparison

| | % of all Associates in job category |
|---|---|
| **Officials and Managers** | |
| 2006 Wal-Mart | 23.20% |
| 2005 Wal-Mart | 21.31% |
| 2005 NAICS 45 Composite | 19.73% |
| 2005 EEO-1 Composite | 16.43% |
| **Professionals** | |
| 2006 Wal-Mart | 21.67% |
| 2005 Wal-Mart | 19.79% |
| 2005 NAICS 45 Composite | 21.79% |
| 2005 EEO-1 Composite | 21.74% |
| **Technicians** | |
| 2006 Wal-Mart | 24.35% |
| 2005 Wal-Mart | 22.29% |
| 2005 NAICS 45 Composite | 25.50% |
| 2005 EEO-1 Composite | 27.22% |
| **Sales** | |
| 2006 Wal-Mart | 34.14% |
| 2005 Wal-Mart | 32.62% |
| 2005 NAICS 45 Composite | 34.58% |
| 2005 EEO-1 Composite | 29.19% |
| **Office and Clerical** | |
| 2006 Wal-Mart | 22.39% |
| 2005 Wal-Mart | 21.65% |
| 2005 NAICS 45 Composite | 27.85% |
| 2005 EEO-1 Composite | 32.22% |
| **Craft Workers (skilled)** | |
| 2006 Wal-Mart | 30.70% |
| 2005 Wal-Mart | 21.65% |
| 2005 NAICS 45 Composite | 30.90% |
| 2005 EEO-1 Composite | 25.69% |
| **Operatives (semi-skilled)** | |
| 2006 Wal-Mart | 28.15% |
| 2005 Wal-Mart | 27.44% |
| 2005 NAICS 45 Composite | 35.48% |
| 2005 EEO-1 Composite | 37.79% |
| **Laborers** | |
| 2006 Wal-Mart | 37.73% |
| 2005 Wal-Mart | 36.00% |
| 2005 NAICS 45 Composite | 39.78% |
| 2005 EEO-1 Composite | 50.37% |
| **Service Workers** | |
| 2006 Wal-Mart | 32.91% |
| 2005 Wal-Mart | 31.31% |
| 2005 NAICS 45 Composite | 34.78% |
| 2005 EEO-1 Composite | 46.76% |

# Associates

## Measuring Progress

**Ethnicity**

African/American — No. of Associates

| | 2005 | 2006 | % change |
|---|---|---|---|
| Officials and Managers | 6,569 | 7,983 | 21.53% |
| Professionals | 659 | 712 | 8.04% |
| Technicians | 2,401 | 2,743 | 14.24% |
| Sales | 127,840 | 132,109 | 3.34% |
| Office and Clerical | 5,991 | 6,256 | 4.42% |
| Craft Workers (skilled) | 311 | 3,954 | 1,171.38% |
| Operatives (semi-skilled) | 5,438 | 6,791 | 24.88% |
| Laborers | 59,547 | 58,818 | (1.22%) |
| Service Workers | 18,006 | 18,226 | 1.22% |
| Total | 226,762 | 237,592 | 4.78% |

EEO-1 Comparison

| | % of all Associates in job category |
|---|---|
| **Officials and Managers** | |
| 2006 Wal-Mart | 11.39% |
| 2005 Wal-Mart | 10.68% |
| 2005 NAICS 45 Composite | 8.69% |
| 2005 EEO-1 Composite | 6.66% |
| **Professionals** | |
| 2006 Wal-Mart | 6.52% |
| 2005 Wal-Mart | 6.05% |
| 2005 NAICS 45 Composite | 5.36% |
| 2005 EEO-1 Composite | 7.28% |
| **Technicians** | |
| 2006 Wal-Mart | 10.26% |
| 2005 Wal-Mart | 9.35% |
| 2005 NAICS 45 Composite | 9.53% |
| 2005 EEO-1 Composite | 12.57% |
| **Sales** | |
| 2006 Wal-Mart | 18.35% |
| 2005 Wal-Mart | 17.55% |
| 2005 NAICS 45 Composite | 17.20% |
| 2005 EEO-1 Composite | 13.77% |
| **Office and Clerical** | |
| 2006 Wal-Mart | 10.51% |
| 2005 Wal-Mart | 10.23% |
| 2005 NAICS 45 Composite | 13.68% |
| 2005 EEO-1 Composite | 17.00% |
| **Craft Workers (skilled)** | |
| 2006 Wal-Mart | 15.40% |
| 2005 Wal-Mart | 10.49% |
| 2005 NAICS 45 Composite | 9.73% |
| 2005 EEO-1 Composite | 9.66% |
| **Operatives (semi-skilled)** | |
| 2006 Wal-Mart | 14.11% |
| 2005 Wal-Mart | 13.59% |
| 2005 NAICS 45 Composite | 14.12% |
| 2005 EEO-1 Composite | 17.44% |
| **Laborers** | |
| 2006 Wal-Mart | 20.43% |
| 2005 Wal-Mart | 19.32% |
| 2005 NAICS 45 Composite | 19.41% |
| 2005 EEO-1 Composite | 18.76% |
| **Service Workers** | |
| 2006 Wal-Mart | 16.80% |
| 2005 Wal-Mart | 16.24% |
| 2005 NAICS 45 Composite | 16.65% |
| 2005 EEO-1 Composite | 23.45% |

# Associates

## Measuring Progress

**Ethnicity**

Hispanic

No. of Associates

| | 2005 | 2006 | % change |
|---|---|---|---|
| Officials and Managers | 4,570 | 5,578 | 22.06% |
| Professionals | 276 | 320 | 15.94% |
| Technicians | 2,143 | 2,421 | 12.97% |
| Sales | 80,758 | 81,997 | 1.53% |
| Office and Clerical | 4,872 | 5,137 | 5.44% |
| Craft Workers (skilled) | 289 | 3,018 | 944.29% |
| Operatives (semi-skilled) | 4,280 | 5,182 | 21.07% |
| Laborers | 40,065 | 37,803 | 5.64% |
| Service Workers | 13,014 | 13,378 | 2.79% |
| Total | 150,267 | 154,834 | 3.04% |

EEO-1 Comparison

| | % of all Associates in job category |
|---|---|
| **Officials and Managers** | |
| 2006 Wal-Mart | 7.96% |
| 2005 Wal-Mart | 7.43% |
| 2005 NAICS 45 Composite | 7.29% |
| 2005 EEO-1 Composite | 5.40% |
| **Professionals** | |
| 2006 Wal-Mart | 2.93% |
| 2005 Wal-Mart | 2.53% |
| 2005 NAICS 45 Composite | 4.50% |
| 2005 EEO-1 Composite | 4.36% |
| **Technicians** | |
| 2006 Wal-Mart | 9.05% |
| 2005 Wal-Mart | 8.35% |
| 2005 NAICS 45 Composite | 9.27% |
| 2005 EEO-1 Composite | 7.69% |
| **Sales** | |
| 2006 Wal-Mart | 11.39% |
| 2005 Wal-Mart | 11.09% |
| 2005 NAICS 45 Composite | 12.38% |
| 2005 EEO-1 Composite | 10.91% |
| **Office and Clerical** | |
| 2006 Wal-Mart | 8.63% |
| 2005 Wal-Mart | 8.32% |
| 2005 NAICS 45 Composite | 10.00% |
| 2005 EEO-1 Composite | 10.51% |
| **Craft Workers (skilled)** | |
| 2006 Wal-Mart | 11.76% |
| 2005 Wal-Mart | 9.75% |
| 2005 NAICS 45 Composite | 16.17% |
| 2005 EEO-1 Composite | 12.54% |
| **Operatives (semi-skilled)** | |
| 2006 Wal-Mart | 10.77% |
| 2005 Wal-Mart | 10.69% |
| 2005 NAICS 45 Composite | 17.28% |
| 2005 EEO-1 Composite | 15.82% |
| **Laborers** | |
| 2006 Wal-Mart | 13.13% |
| 2005 Wal-Mart | 13.00% |
| 2005 NAICS 45 Composite | 16.02% |
| 2005 EEO-1 Composite | 27.33% |
| **Service Workers** | |
| 2006 Wal-Mart | 12.33% |
| 2005 Wal-Mart | 11.74% |
| 2005 NAICS 45 Composite | 14.04% |
| 2005 EEO-1 Composite | 18.37% |

# Associates

## Measuring Progress

**Ethnicity**

Asian

No. of Associates

| | 2005 | 2006 | % change |
|---|---|---|---|
| Officials and Managers | 1,474 | 1,949 | 32.22% |
| Professionals | 1,159 | 1,279 | 10.35% |
| Technicians | 935 | 1,078 | 15.29% |
| Sales | 20,637 | 23,447 | 13.61% |
| Office and Clerical | 1,324 | 1,397 | 5.51% |
| Craft Workers (skilled) | 23 | 546 | 2,273.91% |
| Operatives (semi-skilled) | 884 | 1,101 | 24.55% |
| Laborers | 7,283 | 8,093 | 11.12% |
| Service Workers | 2,608 | 3,010 | 15.41% |
| Total | 36,327 | 41,900 | 15.34% |

EEO-1 Comparison

| | % of all Associates in job category |
|---|---|
| **Officials and Managers** | |
| 2006 Wal-Mart | 2.78% |
| 2005 Wal-Mart | 2.40% |
| 2005 NAICS 45 Composite | 3.23% |
| 2005 EEO-1 Composite | 3.96% |
| **Professionals** | |
| 2006 Wal-Mart | 11.71% |
| 2005 Wal-Mart | 10.64% |
| 2005 NAICS 45 Composite | 11.59% |
| 2005 EEO-1 Composite | 9.70% |
| **Technicians** | |
| 2006 Wal-Mart | 4.03% |
| 2005 Wal-Mart | 3.64% |
| 2005 NAICS 45 Composite | 5.98% |
| 2005 EEO-1 Composite | 6.36% |
| **Sales** | |
| 2006 Wal-Mart | 3.26% |
| 2005 Wal-Mart | 2.83% |
| 2005 NAICS 45 Composite | 4.10% |
| 2005 EEO-1 Composite | 3.81% |
| **Office and Clerical** | |
| 2006 Wal-Mart | 2.35% |
| 2005 Wal-Mart | 2.26% |
| 2005 NAICS 45 Composite | 3.55% |
| 2005 EEO-1 Composite | 4.13% |
| **Craft Workers (skilled)** | |
| 2006 Wal-Mart | 2.13% |
| 2005 Wal-Mart | 0.78% |
| 2005 NAICS 45 Composite | 4.44% |
| 2005 EEO-1 Composite | 2.68% |
| **Operatives (semi-skilled)** | |
| 2006 Wal-Mart | 2.29% |
| 2005 Wal-Mart | 2.21% |
| 2005 NAICS 45 Composite | 3.36% |
| 2005 EEO-1 Composite | 3.85% |
| **Laborers** | |
| 2006 Wal-Mart | 2.81% |
| 2005 Wal-Mart | 2.36% |
| 2005 NAICS 45 Composite | 3.25% |
| 2005 EEO-1 Composite | 3.50% |
| **Service Workers** | |
| 2006 Wal-Mart | 2.78% |
| 2005 Wal-Mart | 2.35% |
| 2005 NAICS 45 Composite | 3.25% |
| 2005 EEO-1 Composite | 4.07% |

# Associates

## Measuring Progress

### Ethnicity

American Indian — No. of Associates

| | 2005 | 2006 | % change |
|---|---|---|---|
| Officials and Managers | 496 | 745 | 50.20% |
| Professionals | 62 | 56 | (9.67%) |
| Technicians | 244 | 271 | 11.06% |
| Sales | 8,289 | 8,250 | 0.47% |
| Office and Clerical | 547 | 541 | 1.09% |
| Craft Workers (skilled) | 19 | 364 | 1,815.78% |
| Operatives (semi-skilled) | 381 | 474 | 24.41% |
| Laborers | 4,051 | 3,910 | 3.48% |
| Service Workers | 1,081 | 1,084 | 0.27% |
| Total | 15,170 | 15,695 | 3.46% |

EEO-1 Comparison

| | % of all Associates in job category |
|---|---|
| **Officials and Managers** | |
| 2006 Wal-Mart | 1.06% |
| 2005 Wal-Mart | 0.81% |
| 2005 NAICS 45 Composite | 0.52% |
| 2005 EEO-1 Composite | 0.40% |
| **Professionals** | |
| 2006 Wal-Mart | 0.51% |
| 2005 Wal-Mart | 0.57% |
| 2005 NAICS 45 Composite | 0.34% |
| 2005 EEO-1 Composite | 0.39% |
| **Technicians** | |
| 2006 Wal-Mart | 1.01% |
| 2005 Wal-Mart | 0.95% |
| 2005 NAICS 45 Composite | 0.73% |
| 2005 EEO-1 Composite | 0.60% |
| **Sales** | |
| 2006 Wal-Mart | 1.15% |
| 2005 Wal-Mart | 1.14% |
| 2005 NAICS 45 Composite | 0.89% |
| 2005 EEO-1 Composite | 0.69% |
| **Office and Clerical** | |
| 2006 Wal-Mart | 0.91% |
| 2005 Wal-Mart | 0.93% |
| 2005 NAICS 45 Composite | 0.62% |
| 2005 EEO-1 Composite | 0.58% |
| **Craft Workers (skilled)** | |
| 2006 Wal-Mart | 1.42% |
| 2005 Wal-Mart | 0.64% |
| 2005 NAICS 45 Composite | 0.56% |
| 2005 EEO-1 Composite | 0.80% |
| **Operatives (semi-skilled)** | |
| 2006 Wal-Mart | 0.98% |
| 2005 Wal-Mart | 0.95% |
| 2005 NAICS 45 Composite | 0.72% |
| 2005 EEO-1 Composite | 0.69% |
| **Laborers** | |
| 2006 Wal-Mart | 1.36% |
| 2005 Wal-Mart | 1.31% |
| 2005 NAICS 45 Composite | 1.10% |
| 2005 EEO-1 Composite | 0.78% |
| **Service Workers** | |
| 2006 Wal-Mart | 1.00% |
| 2005 Wal-Mart | 0.98% |
| 2005 NAICS 45 Composite | 0.84% |
| 2005 EEO-1 Composite | 0.88% |

# Associates

## Training and Development

The success of our business model relies on entrepreneurial Associates who desire to learn and grow within our industry. We invest in the training and development of each Associate, offering equal opportunities for learning at all levels. Training and development of Associates provides a competitive advantage, enabling continual improvement of performance across the whole organization.

Because Associates must develop the knowledge, skills and abilities to serve, support and sell within the operating framework of their division, application of Associate learning aligned to business strategy is a critical link in the profit chain. Therefore, our goal is to expose Associates to training that is specific to their area of responsibility and provide opportunities for further learning and development for ongoing growth within the organization.

In 2006, we implemented a new process of hiring and promoting in our retail operations called Career Preference. Career Preference empowers our Associates to plan and take ownership over their careers, with functionality that includes:

- Researching Positions: Associates have the ability to research job descriptions and responsibilities, career paths, requirements and compensation for each position within Wal-Mart and Sam's Club;

- Indicating Positions of Interest: Associates can indicate the specific positions and locations for which they would like to be considered, and will receive immediate feedback from the system on whether or not they are qualified and eligible for the position; and

- Planning Careers: Associates can also indicate positions they may be interested in at a later time, providing an opportunity for career planning and development discussions with their immediate supervisor.

We are continually working to hone and update our training and development programs. We were an early adapter of training modules like Computer-Based Learning, but over time, we have learned that this method may not be enough to effectively engage Associates and motivate them to want to grow within our company. Similarly, though we ask managers to work with Associates to create Individual Development Plans that map out career paths, we are working to explore new avenues – both through innovative uses of hand-held technology and face-to-face contact – to ensure training and development opportunities that are more effective and more attractive to Associates.

Our global reach challenges us to ensure that all training and development systems and practices are global in nature. Managing training and development standards and processes within a global organization requires that we constantly reevaluate our mindset, behavior and learning practices.

Our development framework takes into account the full Associate lifecycle. It begins with the sourcing, selection and hiring of Associates who meet criteria set for specific positions. Once hired, Associates go through orientation to both the organization and their area of responsibility, and receive initial training related to performance expectations. They are then provided the opportunity for ongoing development. Performance goals are set and communicated as part of the performance management process. Opportunity for creation of an Individual Development Plan is also provided. Each of our major divisions offers learning and development opportunities for Associates aligned with strategic directions of the business.

As the needs and perspectives of the work force continue to change, we will have to ensure that the training materials and resources we provide continue to engage Associates. In the future, this may require us to explore non-traditional styles of mentoring. In addition, as we move into new markets, we need to ensure that our training is flexible enough to be locally relevant. So as we develop new programs in this area, we are challenged to ensure that they reflect the scale and complexity of our quickly developing and ever-changing business.

### Building Leaders for the Future

Cross-organization learning and development programs are provided by several corporate support functions. Key developments that cut across organizational boundaries are created to ensure a consistency of culture, leadership development and diversity is practiced within the boundaries of right ethical and compliance sensitive behavior.

We are developing universal leadership competencies as an organizing framework for talent management processes across the organization. These competencies will help make the development process more effective for Associates across the organization.

The Walton Institute provides an educational environment for Wal-Mart leaders from around the world to learn more about themselves and their unique company culture. The Institute offers a stimulating setting to hone management skills and to focus on developing the talents of others. Since the opening of the Walton Institute in 1985, nearly 25,000 Wal-Mart managers have attended more than 600 classes in Bentonville, as well as in Brazil, Canada, China, Mexico, Puerto Rico, the United Kingdom and Japan.

Wal-Mart University serves Associates working at Wal-Mart Stores across the United States. It provides technical or job-specific training as well as functional, management and leadership training for Associates in all operating divisions. As Wal-Mart University works to develop leadership skills that drive future success, its focus is on an initiative known as "Leaders Out In Front." Leaders Out In Front is a new multi-phased management training program open to all salaried Wal-Mart Stores U.S. field Associates (assistant managers, co-managers, store managers and market managers). The program not only prepares new managers to make an immediate impact on store performance, but also provides them with the tools and resources they need to remain competitive and successful at Wal-Mart. The program is designed on the principle of continuous improvement through learning and offers a variety of development opportunities throughout various stages of a manager's career.

Stores of Learning are an improvement Wal-Mart Stores U.S. is making to its leadership training program. These "learning and development" hubs were created to be field-based classrooms in specific stores with virtual

# Associates

classroom capabilities. Beginning to build these 108 classrooms in 2007 is one more way Wal-Mart is working to promote our Associates' learning and development.

Regional Leadership Champions are another new component Wal-Mart Stores U.S. has added to learning and development. Our Regional Leadership Champions (RLCs) will be the stewards of learning in the region they support. The RLCs will be responsible for facilitating management-training workshops and supporting the delivery of transformation/change initiative training.

eCornell is a continuing education platform currently offered to various market- and regional-level Associates in Wal-Mart Stores U.S. These programs, offered online through a subsidiary of Cornell University, were created through collaborative efforts between eCornell and Wal-Mart University to help Associates prepare for continued professional development and sustained company growth. The platform features several certificate programs including: Cornell University Certificate Programs such as Executive Leadership, Leading Management Teams, Leading High-Performance Teams and Studies in Proactive Leadership; as well as eCornell and Wal-Mart University co-branded certificate programs such as Cross-Functional Leadership Skills for the HR Professional and Human Resources Studies and Applications.

Sam's Club University is dedicated to U.S. Sam's Club training and development. A dedicated team for both field and Home Office Associates supports the program. All areas of Club support in technical/functional and leadership training and development are acquired, customized and implemented through this team.

Leadership Development Series 1, 2 and 3 at U.S. Sam's Clubs is our newly created Leadership Development Series for management Associates. Building the Foundation (Part 1) focuses on Wal-Mart culture and basic communication skills for managers. Building the Leader (Part 2) focuses on the Associate Development Cycle, including distinguishing the differences between Coaching By Walking Around (CBWA), Coaching for Success and Coaching for Improvement. Building the Team (Part 3) focuses on prioritizing, delegating and team building. Training concludes with an exercise known as Cascades Survival Skills Simulation and Group Skills Inventory.

Logistics University was the first corporate university formed at Wal-Mart Stores, Inc. The logistics training and development team provides distribution center Associates with training and development related to technical/functional development of skills required by Associates in a highly compliance-driven industry. The performance of these Associates and their record of safety, concern for the environment and leadership development speak to their desire to innovate and create learning solutions for Associates now and in the future.

Senior Leadership Seminar (SLS) provides logistics leaders with a unique and engaging learning opportunity. From experiential outdoor learning to simulations, this course focuses on applying the skills learned in the seminar to real-life situations. Participants begin with an introspective look at their performance and move to learning how to effectively influence others. By the end of the seminar, Associates are able to return to their leadership roles within logistics with a toolbox full of resources to use immediately in the workplace.

E3 (Education, Exposure and Enrichment) is a leadership program designed to educate future senior leaders in key competencies needed for continuing the company's growth. Participants in the program focus on leading from a global perspective and are exposed to multiple divisions of the company. Participants learn critical lessons in moving from single-unit tactical management to multi-unit strategic leadership.

# Environment



We know that being an efficient and profitable business and being a good steward of the environment can be accomplished together. Our environmental goals are simple and straightforward: to be supplied 100 percent by renewable energy; to create zero waste; and to sell products that sustain our natural resources and the environment. We are serious about achieving our goals and we're committed to investing $500 million per year to reach them. Using 2005 as a baseline, we have also set goals around key milestones as we move toward our broader objectives. Under the three over-riding goals, these include:

Energy
- Existing stores 20 percent more efficient in seven years
- New stores 25–30 percent more efficient in four years
- Fleet 25 percent more efficient in three years, double in 10 years

Waste
- 25 percent reduction in solid waste in three years
- All private brand packaging improved in two years

Products
- 20 percent of our supplier base aligned with our sustainability goals in three years

- Preference given to aligned suppliers in two years

Sustainability 360 involves incorporating all aspects of our business into our sustainability efforts and understanding that together, we can make a tremendous difference. It encompasses our entire company – our customer base, our supplier base, our Associates, the products on our shelves and the communities we serve.

Through this approach, we have made significant strides. With over 7,000 stores, 1.9 million Associates, 176 million customer visits every week, over 60,000 suppliers and millions of products on our shelves, it's clear that the scope of what we can do – and what we have yet to do – is enormous. We invite you to learn more about the various efforts underway at Wal-Mart as we work to reach our environmental goals through the lens of Sustainability 360.

Sustainable Value Networks
Our Sustainable Value Networks (SVNs) are working to drive innovation in both our everyday operations and the products we sell. Through SVNs, we are breaking down internal silos, tapping hidden potential in approximately 1.9 million Associates and 60,000 suppliers, building new bridges to non-governmental organizations (NGOs) as well as government entities, and discovering a deeper meaning into how we can better serve our customers and communities. Today, we have seven SVNs that focus on developing profitable, sustainable solutions for the products we carry in our stores. Five others address our direct footprint, and the remaining two focus on our supply chain.

The SVNs are:

Products
- Jewelry
- Seafood
- Food and Agriculture
- Chemicals
- Wood and Paper
- Textiles
- Electronics

Direct Footprint
- Climate
- Buildings and Energy
- Logistics
- Waste
- Alternative Fuels

# Environment

Supply Chain
- Packaging
- China

Our SVNs consist of a constellation of Wal-Mart Associates, entrepreneurs, NGOs, government officials, academics and suppliers. Each network has its own governance and business plan, and meets regularly. Every quarter, hundreds of network members from both inside and outside the company come together to engage officers during a half-day meeting. Here, the networks report on their progress, highlight some of the challenges and opportunities they face and brainstorm new initiatives to pursue.

As you will see from reading about the networks, some of them are further along than others, but even those that are starting slowly are producing new ideas that may ultimately drive innovation within our business and industry.

Facts and Figures
At $2.65 per gallon and current projected annual miles, if we improve our fleet fuel mileage by just one mile per gallon, we can save over $40 million a year.

## Our Footprint

With more than 7,000 stores and one of the largest trucking fleets in the world, the magnitude of our direct footprint means that our environmental efforts must begin with our own operations. By making changes within, we not only have an opportunity to minimize our environmental footprint and save money for our business, but to lead by example. In addition, we realize that we can influence our indirect footprint and therefore have a positive impact on our supply chain. This impact is important because the vast majority of our footprint comes from these indirect sources.

Therefore, we are examining everything from the efficiency of our trucks, to the waste we generate in our stores, to the way we heat and cool our buildings, and looking for ways that we can both lessen the impact of our environmental footprint and maintain a robust business growth strategy. In many instances, we have been surprised by what we have been able to accomplish. These accomplishments have enabled us to continue challenging ourselves to find new and innovative ways to minimize our environmental impact and expand the initiatives we have already undertaken.

Developing New Technologies to Decrease Our Footprint
When we collaborate with our suppliers to develop new products or technologies, we have the power to significantly change existing markets and even create new markets for these breakthroughs.

Perhaps no story better illustrates our capacity to create new markets for sustainable products and technologies than our work on light-emitting diodes (LEDs). LED technology has existed for many years. However, over the last three years, we partnered with General Electric to develop a LED lighting system for our refrigerated and frozen cases. LEDs can have a significant, positive impact on our environment. They last much longer, produce less heat, contain no mercury and use substantially less energy than other types of light.

In November 2006, we announced that we will retrofit refrigerator cases in more than 500 of our stores with the new system which is expected to save us about $2.6 million per year and reduce our $CO_2$ emissions by 35 million pounds per year. We expect installation to be complete in these stores by early 2008, and then we will begin retrofitting even more.

In February 2007, we began installing motion sensor-activated LED case lighting in all new Wal-Mart stores and Supercenters. Between January and July of 2007, our LED installations in refrigerated cases have saved approximately 66 percent of the energy used for lighting in those stores where they have been installed.

In the logistics arena, we installed Auxiliary Power Units (APUs) – small, efficient diesel engines – on all our trucks that make overnight trips in May 2006. Our drivers can turn off their truck engines and rely on the APUs to warm or cool the cabin and run communication systems while on breaks. In a single year, this change should eliminate approximately 100,000 metric tons of $CO_2$ emissions, reduce our consumption of 10 million gallons of diesel fuel and save the company an estimated $25 million per year.

## Climate

As we work to understand and minimize our environmental footprint, reducing greenhouse gas emissions is one of the most effective places to begin. By doing so, we can restore balance to climate systems, save money for our customers and reduce our dependence on oil.

To meet these objectives, our Climate Change Network is committed to the following:

- Investing approximately $500 million annually in sustainable technologies and innovations;
- Reducing greenhouse gases at our existing stores, Sam's Clubs and distribution centers around the world by 20 percent by 2012;
- Designing and opening a viable prototype store that is 25 to 30 percent more efficient and will produce up to 30 percent fewer greenhouse gas emissions within the next three years;
- Sharing what we learn with our stakeholders and competitors, so that more organizations embrace and utilize the technology, the market grows and our customers save more;
- Pursuing regulatory and policy changes that will create incentives for utilities to invest in energy efficiency, use low or no greenhouse gas sources of electricity, and reduce barriers to integrating these sources into the power grid;

# Environment

- Assisting in the design and support of a Green Company program in China, where Wal-Mart will show preference to those suppliers and their factories involved in such a program;
- Improving our fleet fuel mileage efficiency through a combination of better aerodynamics, decreasing the size of packaging for items we sell, as well as other anticipated technological improvements; and
- Initiating a program in the United States with the help of the Carbon Disclosure Project to bring awareness to and eventually show preference to suppliers who set goals and aggressively reduce their own emissions.

By focusing on measuring Wal-Mart's direct carbon footprint and identifying innovative ways that we can reduce greenhouse gas emissions of customers and suppliers, the Climate Change Network will complement the efforts of the Buildings and Logistics Networks, which are focused on reducing our direct footprint. So far, we have met our goals of establishing a 2005 $CO_2$ baseline and reporting annually on our carbon footprint through the Carbon Disclosure Project.

Now that we understand our carbon footprint, we are taking a comprehensive approach to reducing our impact. In addition to looking at our own operations and working to reduce our reliance on non-renewable energy, we have introduced daylight harvesting and light-emitting diode (LED) lighting to our stores, and piloted a solar power project at stores in California and Hawaii. In our trucking fleet, we have set the goal to increase fleet efficiency by 25 percent by 2008.

Climate change is a global issue, so our efforts must be global in scope. In Mexico, we have signed a partnership with a wind-power-generating company to provide 34 percent of Wal-Mart de Mexico's total energy. This will save $2.5 million per year. In the United Kingdom, ASDA submitted two planning applications in early 2007 for megawatt wind turbines at our distribution depots in Falkirk and Wakefield. Each turbine will generate enough energy to power the distribution depots – the equivalent of powering 1,100 homes.

We are also working with our suppliers and the businesses we serve to help them become more energy efficient. By giving them access to our highly trained efficiency experts, we are working with suppliers to lower their greenhouse gas footprints and save money. Additionally, through Sam's Club, we've partnered with General Electric (GE) and Applied Energy Services (AES) to create a program in which we pool our expertise to help our small business owners who are Sam's Club members run more energy-efficient businesses and save money on their energy bills. We conducted a pilot program in Phoenix and plan to test the program in other markets this year.

As the world's largest retailer, we feel a responsibility to be engaged on a level that extends beyond our customers, our suppliers and our own operations. In April 2006 and May 2007, we were one of the first companies to go to Capitol Hill and testify in favor of a mandatory cap on carbon emissions.

We favor a cap system that provides incentives for customers to make sustainable choices that will ultimately lead to carbon reduction. We can play a unique role in aggregating compensation for carbon reduction and passing the value of that compensation onto our customers by making energy-efficient technologies more affordable. For example, a product such as a compact florescent light bulb has a higher purchase price than a less-efficient incandescent bulb. Aggregating compensation for carbon reduction for more efficient bulbs will allow us to make these bulbs accessible to more consumers by lowering their price. By providing incentives to customers to make better energy choices, we can play a powerful role in moving the consumer marketplace towards sustainable solutions for our climate.

In working to reduce our carbon footprint, one of our biggest challenges remains our growth. As we continue to grow, so does our carbon footprint – even if it grows at a much slower rate. However, we see our expansion as an opportunity to have a positive effect on absolute carbon because being a growth company enables us to explore and invest in new technologies that may lead to carbon reduction. These technologies (e.g., LED lights) have helped reduce carbon that would have otherwise been included in our footprint, and through our ability to bring them to scale, we can also help others afford and adopt them. By working to extend these technologies, not only do we accelerate our use of them, we will also be able to offer them to small businesses through Sam's Clubs and to customers through our stores. Ultimately, we see our carbon footprint as extending beyond our own buildings and trucks to include our suppliers and customers. By doing so, we could have a net negative effect on absolute carbon.

Our carbon reduction efforts are not just limited to the United States. Internationally, ASDA participated in the pilot UK Emissions Trading Scheme last year. Because we expect global greenhouse gas regulation to expand and a carbon trading market to develop, our intent is to position Wal-Mart as a market aggregator of carbon credits.

Finally, through our Alternative Fuels Network, we have begun to address the challenge of pushing for innovation and alternative sources of energy. The Network's effort is guided by three goals-to raise ethanol use to 75 million gallons, increase consumption of bio-diesel by 2.6 million gallons, and incentivize innovation of renewable and alternative fuels. By doing things like increasing the amount E10 blending by expanding our E10 offering, committing to using 2 percent diesel in our entire private fleet and at all locations selling diesel products, and encouraging the advancement of hydrogen-based technologies, we will work towards transformative change throughout our supply chain.

Quotes

"Wal-Mart is not waiting for further study or for legal mandates to take strong action on climate change... we are proving that reducing greenhouse gas emissions through innovation adds value to our shareholders and our customers."

Andy Ruben, vice president of business strategy and sustainability, United States Senate Committee on Energy & Natural Resources, Climate Conference, April 4, 2006

# Environment

**Hughes Performance/Sharing Energy Efficient Practices with Small Businesses**
At Sam's Club, we are working to help business club members such as Hughes Performance, a family-owned racing parts manufacturer, identify ways to lower their energy use. Working with General Electric and Applied Energy Services, we assessed Hughes Performance's energy consumption and made recommendations on how the company could become more efficient. Our recommendations focused mainly on retrofitting light fixtures with high-efficiency T-8 lighting. Hughes Performance stated that this simple change saved the company between 30 and 40 percent on its energy bills – or approximately more than $12,000 a year. This would be the equivalent of growing its sales by $155,000.

## Transportation

Our domestic trucking fleet is one of the largest private fleets in the world; underscoring how important it is for our environment – and our business – to increase fuel efficiency. At $2.65 per gallon and current projected annual miles, if we improve our fleet fuel mileage by just one mile per gallon, we can save over $40 million a year. That can translate into lower prices for our customers – not to mention the significant environmental benefits this will achieve.

As we work to increase fuel efficiency and reduce our energy costs, we realize that we have to look beyond just the trucks themselves. To be truly effective, we must take a holistic approach to our entire logistics operation – including the supply chain. For instance, we know that if we reduce packaging, and get more products on board each trailer, we reduce loads, trucks, fuel burned and emissions. In addition, improving the productivity of our distribution centers and optimizing our transportation networks reduces the number of centers we need, miles we drive and loads we haul, also saving fuel and reducing emissions.

In the past, we have worked to deliver incremental improvements in fuel efficiency each year. Now we are pursuing transformational improvements. In 2005, we set a goal to identify a 25 percent efficiency gain in Wal-Mart's Private Fleet in 2008 and to double the Fleet efficiency over the next 10 years. Fuel efficiency has been improved by 15 percent in the Fleet since 2005. An additional 10–13 percent has been verified in testing and will be applied to new tractors coming in to the Fleet as older equipment is retired over the next several years. Improvements include new tire designs, inflation systems, new model trucks, trailers and engines. Through the use of auxiliary power units, which were added to our trucks in early 2006, we've been able to derive additional fuel efficiency gains. This power unit gives the truck drivers the comfort of air conditioning and heating without having the truck's engine running.

We have taken the first steps toward doubling the efficiency of our fleet by working with manufacturers of truck engines and rear drive components to produce a hybrid, class-eight pilot truck in the 2009-2010 timeframe. Hybrid trucks will electrify components to reduce horsepower/fuel needs and recover energy that can be transferred to electric motors that will power the truck in lower speed operation. With our involvement, trailer and truck manufacturers (Great Dane Trailer and International Truck) are working together to optimize aerodynamic design of truck and trailer to deliver maximum fuel efficiency on future designs. Finally, we continue to identify and test other new technologies and tire designs as they become available.

Logistics Metrics
Numbers found on the web at
**http://walmartstores.com/microsite/walmart_sustainability.html**

Number of Trucks in Fleet
- 2005 – 6,936
- 2006 – 7,075

Metric Tons of $CO_2$ from Private Fleet
- 2005 – 1,320,408
- 2006 – 1,298,324

Total Miles Driven
- 2005 – 817,096,803
- 2006 – 810,283,850

APU Savings: 100,000 Metric tons of $CO_2$ and $25 million in diesel.

## Buildings

Wal-Mart has always been an early adapter of technologies that drive efficiencies, and when it comes to technology that can make our buildings more energy efficient, the same holds true. Today, we are exploring and integrating cutting-edge technologies that are reshaping the way we heat, cool and light our buildings, as well as the way we refrigerate food in our stores. We are committed to reaching a day when every new store is 25–30 percent more energy-efficient than it was in 2005.

Our efforts aren't just limited to new stores. In our existing stores, we are committed to reducing greenhouse gas emissions by 20 percent. These are important steps in our journey to be powered 100 percent by renewable energy.

To serve as our testing ground for new innovations, in 2005, we opened two experimental stores in McKinney, Texas and Aurora, Colo. In these stores, we are testing innovative technologies like solar and wind power, bio-fuel heating systems, daylight harvesting and radiant heat technology to reduce our reliance on non-renewable energy. We are also testing porous concrete in parking lots to absorb rainwater and prevent runoff into neighboring streams and creeks. In sum, more than 50 experiments are being tested and many – such as the light-emitting diodes (LEDs) that we use in building external signage and are starting to be installed in new refrigerator and freezer cases across the country – have already proven successful.

As our intent is to make all of our stores more efficient, we took the learnings from our experimental stores to open two high-efficiency prototype stores this year in Kansas City, Mo. and Rockton, Ill. We expect these stores to be 20 percent more energy efficient than the typical Supercenter. In 2008, we plan to begin opening a second-generation

# Environment

high-efficiency prototype, incorporating the learnings from the first generation, which we anticipate to be 25 percent more efficient. Our goal is to open a viable prototype by 2009 that is up to 30 percent more energy efficient.

We are also piloting a solar power project in 22 locations throughout California and Hawaii. When fully implemented, the aggregate purchase could be one of the top 10 largest-ever solar power purchases in the United States, if not the world.

At existing stores and Clubs, we are retrofitting many of our systems to achieve our greenhouse gas reduction goal. We have already tested and identified innovations that, when implemented, are expected to deliver a 15 percent decrease in energy use and greenhouse gas emissions. These innovations are primarily the result of efficiency gains in improved lighting, HVAC and refrigeration units, and help move us toward our global goal of making existing stores 20 percent more efficient by 2012.

Minimizing the environmental footprint of our buildings depends on much more than achieving energy efficiency, so we are expanding our focus to include building materials, construction waste, water use and more. By the end of 2007, our goal is to identify, implement and test 50 non-energy-related innovations for our stores that will conserve resources. Those innovations could include water conservation, rainwater harvesting, use of United States Green Building Code-recognized materials or construction debris recycling. One of the areas we have already identified and are testing is water use. Newly installed restroom sinks in many Wal-Mart stores use sensor-activated, low-flow faucets that reduce water flow by approximately 80 percent. Through technologies such as these, we believe we can dramatically decrease water use.

While we have focused the majority of our efforts on U.S. operations, where our footprint is the largest, we are making great strides to improve the energy efficiency of our stores worldwide. For example, our Mexico operations have begun building wastewater treatment plants for all certain new Supercenters, Sam's Clubs, Mi Bodega Aurreras and Superamas, which saved more than 1.1 million cubic meters of potable water from 2004 to 2006. Additionally, a "two-thirds" lighting program helped us reduce in-store lighting by 33 percent and electricity consumption by 6,000 megawatt hours (MWh) in our Ontario, Canada stores during 2006.

In August of 2007, ASDA opened its first store with a sustainable timber frame. The store, located in Shaw, Oldham, marks ASDA's commitment to investing in and piloting new environmental technologies over the coming years. The 35,000-square-foot structure is situated within the old Dawn Mill – a 105-year-old brick cotton mill, which formerly housed a clothing outlet. By using wood from certified sources rather than steel, the building's design eliminated the need for 500 tons of steel and will save 450 tons of carbon emissions. The store will also be 20 percent more energy efficient.

We are proud of what we have accomplished in this space, but we can't ignore the fact that our carbon emissions increase as we build more stores, Clubs and distribution centers. In the United States, the energy needed to operate buildings accounts for roughly two-thirds of our electricity and more than 35 percent of the air pollution we emit. To move the carbon needle, we need to work together as an industry, a nation and a world to push for innovation in alternative sources of energy. As it stands, alternative sources are still more costly and far less available than carbon-based fuels, and without innovation and collaboration, this reality will not change.

### Solar Power Pilot Project

As part of a pilot project to determine solar power viability for Wal-Mart, we recently announced a major project to produce solar power on the roofs of our stores for 22 combined Wal-Mart locations in California and Hawaii. The total solar power production from these sites is estimated to be as much as 17 million kWh (kilowatt-hours) per year and will help reduce greenhouse gas emissions by approximately 8,000 to 10,000 metric tons per year. On average, the typical solar photovoltaic (PV) system will provide up to 20.5 percent of the electricity needs of the store. Installation of the first system began on August 27, 2007 at the Santa Ana, Calif. Wal-Mart.

### Sharing our Learnings

What we learn from our experimental and high-efficiency stores should not just remain within our own four walls. To truly be a leader, we must share what we learn with the industry and the marketplace. To that end, we have actively invited our competitors and others to tour our stores and openly shared our engineering specifications and learnings with competitors, universities and government officials. We recently installed the first CO2 closed-loop secondary refrigeration system in a U.S. Sam's Club, and many of our direct competitors came to see it. Internally, we recognize the need to do better at leveraging our knowledge as a company. So today we're developing an internal portal where international units can collaborate, as well as share plans and lessons learned.

# Environment

## Zero Waste

To achieve our goal of creating zero waste, we are reducing the amount of waste that comes out of the back of our stores and recycling more commodities than ever before. Our aim is to reach a day when there are no dumpsters behind our stores and Clubs, and no landfills containing Wal-Mart throwaways.

Today, we are working to achieve that goal by addressing waste within our own operations. In our U.S. stores and Clubs we are now utilizing a "sandwich baling" process. Through this process, we sandwich loose plastic – shrink wrap, garment bags and grocery bags – between layers of cardboard and bundle it together in bales that are sent to certified processors for recycling. Last year, this process added approximately $3.5 million to our bottom line. This success has led us to plan the launch of a super sandwich baling process which will incorporate plastic hangers, plastic bottles, aluminum cans, paperback books and office paper into the bales. Our intention is to introduce the program to all stores and Clubs, which we are currently working to do. This process could help us avoid sending tens of millions of additional pounds of recyclable items to landfills.

In the near term, our goal is to reduce solid waste from our U.S. stores and Sam's Clubs by 25 percent by weight by October 2008. To get there, it's critical that we engage our 60,000-plus suppliers in the effort because much of our waste comes from shipping packaging materials sent to our stores and distribution centers. To this end, we will be working alongside our Packaging Network to encourage suppliers to reduce their shipping packaging and to ensure that all types of packaging materials they use are made from renewable or recyclable materials. In addition, we know that one of our greatest challenges is tracking our waste. To develop a baseline, we are in the early stages of planning and developing of a tracking network to help us make progress in this arena.

We believe we have made progress towards our zero waste goal in the United States, but the reality is we don't have an accurate measurement of how much waste we have reduced. We do not have the systems in place to measure or weigh the waste coming from the back of our facilities. We know we have reduced dumpster pick-ups from the back of our stores, but we are unsure of how full they are now as compared to before the launch of these initiatives.

Outside the United States, ASDA set a voluntary commitment to send zero waste to landfills from stores and distribution centers by 2010. In an effort to reach this goal, ASDA has invested 34 million pounds to establish five regional recycling centers with an additional 10 million pounds recently approved for the Erith facility. In August 2006, ASDA also re-launched its reusable bags program – "Bags for Life" – with a reduced price from 10 pence to five pence.

In addition, Wal-Mart Brazil developed a partnership with the Cooperative of Collectors and Ecological Agents of Canabrava, an association of former independent garbage collectors, at 23 stores in the city of Salvador. The association recycles damaged corrugated cartons from stores, and has recycled more than 72 tons of cardboard since the end of 2005.

These steps highlight the many opportunities that exist to reduce waste in our global operations, and they point to the potential to close the material loop. Moreover, they exemplify how differently we view our business operations when it is through the lens of sustainability.

Facts and Figures

In the near term, our goal is to reduce solid waste from our U.S. stores and Sam's Clubs by 25 percent by weight by October 2008.

# Environment

## Measuring Progress

### Global

$CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Region | 2005 | 2006 | % change |
|---|---|---|---|
| North America | 16,283,841 | 17,345,336 | 6.5% |
| Central America | 65,832 | 88,931 | 35.1% |
| South America | 235,451 | 488,781 | 107.6% |
| Europe | 1,096,375 | 1,251,709 | 14.2% |
| Asia Pacific | 1,094,725 | 1,213,817 | 10.9% |
| Total | 18,776,224 | 20,388,574 | 8.6% |

$CO_2$ Emissions by Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 5,204,542 | 5,801,302 | 11.5% |
| Indirect | 13,571,683 | 14,587,272 | 7.5% |
| Total | 18,776,224 | 20,388,574 | 8.6% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 2,296,280 | 2,952,853 | 28.6% |
| On-site Combustion | 1,510,303 | 1,353,517 | (10.4%) |
| Trucks | 1,322,533 | 1,428,042 | 8.0% |
| Cars | 41,079 | 37,150 | (9.6%) |
| Airplanes | 34,347 | 29,740 | (13.4%) |
| Total | 5,204,542 | 5,801,302 | 11.5% |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | NA | 173,847 | NA |
| Emissions from International Distribution Centers | 13,571,683 | 14,413,425 | 6.2% |
| Total | 13,571,683 | 14,587,272 | 7.5% |

### North America

$CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Country | 2005 | 2006 | % change |
|---|---|---|---|
| Canada | 169,214 | 223,705 | 32.2% |
| Mexico | 859,830 | 1,174,454 | 36.6% |
| Puerto Rico | 175,168 | 156,374 | (10.7%) |
| United States | 15,079,630 | 15,790,803 | 4.7% |
| Total | 16,283,841 | 17,345,336 | 6.5% |

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 4,185,226 | 4,416,378 | 5.5% |
| Indirect | 12,098,615 | 12,928,958 | 6.9% |
| Total | 16,283,841 | 17,345,336 | 6.5% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 1,795,801 | 1,963,660 | 9.3% |
| On-Site Combustion | 992,600 | 1,101,624 | 11.0% |
| Trucks | 1,322,086 | 1,285,551 | (2.8%) |
| Cars | 40,663 | 36,163 | (11.1%) |
| Airplanes | 34,077 | 29,379 | (13.8%) |
| Total | 4,185,226 | 4,416,378 | 5.5% |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 12,098,615 | 12,829,623 | 6.0% |
| Emissions from International Distribution Centers | NA | 99,335 | NA |
| Total | 12,098,615 | 12,928,958 | 6.9% |

Note: Calculated figures, e.g. totals, may not match due to rounding differences.

# Environment

### Canada

CO₂ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 72,752 | 61,765 | (15.1%) |
| Indirect | 96,461 | 161,940 | 67.9% |
| Total | 169,214 | 223,705 | 32.2% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 25,732 | 25,732 | 0 |
| On-Site Combustion | 42,300 | 33,319 | (21.2%) |
| Cars | 1,370 | 1,091 | (20.4%) |
| Airplanes | 3,351 | 1,622 | (51.6%) |
| Total | 72,752 | 61,765 | (15.1%) |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 96,461 | 138,085 | 43.2% |
| Emissions from International Distribution Centers | NA | 23,856 | NA |
| Total | 96,461 | 161,940 | 67.9% |

### United States

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 3,773,328 | 3,854,802 | 2.2% |
| Indirect | 11,306,301 | 11,936,001 | 5.6% |
| Total | 15,079,630 | 15,790,803 | 4.7% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 1,553,698 | 1,598,404 | 2.9% |
| On-Site Combustion | 828,478 | 909,756 | 9.8% |
| Trucks | 1,322,086 | 1,285,551 | (2.8%) |
| Cars | 38,341 | 33,334 | (13.1%) |
| Airplanes | 30,726 | 27,757 | (9.7%) |
| Total | 3,773,328 | 3,854,802 | 2.2% |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 11,306,301 | 11,931,897 | 5.5% |
| Emissions from International Distribution Centers | NA | 4,104 | NA |
| Total | 11,306,301 | 11,936,001 | 5.6% |

### Mexico

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 250,801 | 443,545 | 76.9% |
| Indirect | 609,029 | 730,909 | 20.0% |
| Total | 859,830 | 1,174,454 | 36.6% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 130,030 | 284,941 | 119.1% |
| On-Site Combustion | 120,770 | 157,691 | 30.6% |
| Cars | NA | 913 | NA |
| Total | 250,801 | 443,545 | 76.9% |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 609,029 | 669,297 | 9.9% |
| Emissions from International Distribution Centers | NA | 61,612 | NA |
| Total | 609,029 | 730,909 | 20.0% |

### Puerto Rico

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 88,345 | 56,266 | (36.3%) |
| Indirect | 86,824 | 100,108 | 15.3% |
| Total | 175,168 | 156,374 | (10.7%) |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 86,341 | 54,583 | (36.8%) |
| On-Site Combustion | 1,051 | 858 | (18.4%) |
| Cars | 953 | 825 | (13.4%) |
| Total | 88,345 | 56,266 | (36.3%) |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 86,824 | 90,345 | 4.1% |
| Emissions from International Distribution Centers | NA | 9,763 | NA |
| Total | 86,824 | 100,108 | 15.3% |

Note: Calculated figures, e.g. totals, may not match due to rounding differences.

# Environment

**Central America**

$CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Country | 2005 | 2006 | % change |
|---|---|---|---|
| Costa Rica | 9,729 | 10,596 | 8.9% |
| El Salvador | 14,253 | 23,376 | 64.0% |
| Guatemala | 26,977 | 34,209 | 26.8% |
| Honduras | 9,369 | 11,099 | 18.5% |
| Nicaragua | 5,502 | 9,650 | 75.4% |
| Total | 65,832 | 88,931 | 35.1% |

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 21,848 | 30,703 | 40.5% |
| Indirect | 43,984 | 58,228 | 32.4% |
| Total | 65,832 | 88,931 | 35.1% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 19,996 | 22,477 | 12.4% |
| On-Site Combustion | 1,064 | 3,798 | 257.0% |
| Trucks | 447 | 3,961 | 785.3% |
| Cars | 340 | 467 | 37.5% |
| Total | 21,848 | 30,703 | 40.5% |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 43,984 | 45,299 | 3.0% |
| Emissions from International Distribution Centers | NA | 12,929 | NA |
| Total | 43,984 | 58,228 | 32.4% |

**Guatemala**

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 4,826 | 7,075 | 46.6% |
| Indirect | 22,151 | 27,135 | 22.5% |
| Total | 26,977 | 34,209 | 26.8% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 4,225 | 2,008 | (52.5%) |
| On-Site Combustion | 601 | 1,345 | 123.7% |
| Trucks | NA | 3,588 | NA |
| Cars | NA | 134 | NA |
| Total | 4,826 | 7,075 | 46.6% |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 22,151 | 22,337 | 0.8% |
| Emissions from International Distribution Centers | NA | 4,798 | NA |
| Total | 22,151 | 27,135 | 22.5% |

**Honduras**

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 3,877 | 2,503 | (35.4%) |
| Indirect | 5,492 | 8,596 | 56.5% |
| Total | 9,369 | 11,099 | 18.5% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 3,639 | 1,944 | (46.6%) |
| On-Site Combustion | 95 | 506 | 432.1% |
| Trucks | 143 | 37 | (74.1%) |
| Cars | NA | 16 | NA |
| Total | 3,877 | 2,503 | (35.4%) |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 5,492 | 6,753 | 23.0% |
| Emissions from International Distribution Centers | NA | 1,843 | NA |
| Total | 5,492 | 8,596 | 56.5% |

Note: Calculated figures, e.g. totals, may not match due to rounding differences.

# Environment

**El Salvador**

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 3,778 | 10,163 | 169.0% |
| Indirect | 10,475 | 13,214 | 26.1% |
| Total | 14,253 | 23,376 | 64.0% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 3,639 | 9,305 | 155.7% |
| On-Site Combustion | 27 | 566 | 2,033.7% |
| Trucks | 113 | 292 | 159.5% |
| Total | 3,778 | 10,163 | 169.0% |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 10,475 | 9,896 | (5.5%) |
| Emissions from International Distribution Centers | NA | 3,318 | NA |
| Total | 10,475 | 13,214 | 26.1% |

**Nicaragua**

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 398 | 2,361 | 492.9% |
| Indirect | 5,104 | 7,289 | 42.8% |
| Total | 5,502 | 9,650 | 75.4% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 365 | 1,767 | 383.8% |
| On-Site Combustion | 33 | 594 | 1,702.2% |
| Total | 398 | 2,361 | 492.9% |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 5,104 | 5,500 | 7.8% |
| Emissions from International Distribution Centers | NA | 1,788 | NA |
| Total | 5,104 | 7,289 | 42.8% |

**Costa Rica**

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 8,968 | 8,601 | (4.1%) |
| Indirect | 761 | 1,995 | 162.1% |
| Total | 9,729 | 10,596 | 8.9% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 8,128 | 7,453 | (8.3%) |
| On-Site Combustion | 308 | 787 | 155.6% |
| Trucks | 192 | 44 | (77.1%) |
| Cars | 340 | 317 | (6.7%) |
| Total | 8,968 | 8,601 | (4.1%) |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 761 | 813 | 6.7% |
| Emissions from International Distribution Centers | NA | 1,183 | NA |
| Total | 761 | 1,995 | 162.1% |

Note: Calculated figures, e.g. totals, may not match due to rounding differences.

# Environment

## South America

CO$_2$ Emissions — Tonnes of CO$_2$ Equivalent

| Country | 2005 | 2006 | % change |
|---|---|---|---|
| Argentina | 23,666 | 32,120 | 35.7% |
| Brazil | 211,785 | 456,661 | 115.6% |
| Total | 235,451 | 488,781 | 107.6% |

CO$_2$ Emissions by Type of Source — Tonnes of CO$_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 151,474 | 365,128 | 141.0% |
| Indirect | 83,976 | 123,653 | 47.2% |
| Total | 235,451 | 488,781 | 107.6% |

Direct CO$_2$ Emissions — Tonnes of CO$_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 151,204 | 364,612 | 141.1% |
| On-Site Combustion | NA | 156 | NA |
| Airplane | 270 | 360 | 33.3% |
| Total | 151,474 | 365,128 | 141.0% |

Indirect CO$_2$ Emissions — Tonnes of CO$_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 83,976 | 81,502 | (2.9%) |
| Emissions from International Distribution Centers | NA | 42,151 | NA |
| Total | 83,976 | 123,653 | 47.2% |

## Brazil

CO$_2$ Emissions by Type of Source — Tonnes of CO$_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 151,474 | 361,189 | 138.4% |
| Indirect | 60,310 | 95,473 | 58.3% |
| Total | 211,785 | 456,661 | 115.6% |

%

Direct CO$_2$ Emissions — Tonnes of CO$_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 151,204 | 360,828 | 138.6% |
| Airplanes | 270 | 360 | 33.3% |
| Total | 151,474 | 361,189 | 138.4% |

Indirect CO$_2$ Emissions — Tonnes of CO$_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 60,310 | 55,544 | (7.9%) |
| Emissions from International Distribution Centers | NA | 39,929 | NA |
| Total | 60,310 | 95,473 | 58.3% |

## Argentina

CO$_2$ Emissions by Type of Source — Tonnes of CO$_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | NA | 3,940 | NA |
| Indirect | 23,666 | 28,180 | 19.1% |
| Total | 23,666 | 32,120 | 35.7% |

Direct CO$_2$ Emissions — Tonnes of CO$_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | NA | 3,784 | NA |
| On-Site Combustion | NA | 156 | NA |
| Total | NA | 3,940 | NA |

Indirect CO$_2$ Emissions — Tonnes of CO$_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 23,666 | 25,958 | 9.7% |
| Emissions from International Distribution Centers | NA | 2,222 | NA |
| Total | 23,666 | 28,180 | 19.1% |

## United Kingdom

CO$_2$ Emissions by Type of Source — Tonnes of CO$_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 417,850 | 547,119 | 30.9% |
| Indirect | 678,526 | 704,590 | 3.8% |
| Total | 1,096,375 | 1,251,709 | 14.2% |

Direct CO$_2$ Emissions — Tonnes of CO$_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 285,095 | 323,096 | 13.3% |
| On-Site Combustion | 132,755 | 85,492 | (35.6%) |
| Trucks | NA | 138,530 | NA |
| Total | 417,850 | 547,119 | 30.9% |

Indirect CO$_2$ Emissions — Tonnes of CO$_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 678,526 | 704,590 | 3.8% |
| Emissions from International Distribution Centers | NA | NA | NA |
| Total | 678,526 | 704,590 | 3.8% |

Note: Calculated figures, e.g. totals, may not match due to rounding differences.

# Environment

## Asia Pacific

$CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Country | 2005 | 2006 | % change |
|---|---|---|---|
| China | 576,333 | 465,472 | (19.2%) |
| Japan | 518,393 | 748,345 | 44.4% |
| Total | 1,094,725 | 1,213,817 | 10.9% |

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 428,144 | 441,973 | 3.2% |
| Indirect | 666,582 | 771,843 | 15.8% |
| Total | 1,094,725 | 1,213,817 | 10.9% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 44,184 | 279,007 | 531.5% |
| On-Site Combustion | 383,884 | 162,446 | (57.7%) |
| Cars | 75 | 520 | 589.8% |
| Total | 428,144 | 441,973 | 3.2% |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 666,582 | 752,411 | 12.9% |
| Emissions from International Distribution Centers | NA | 19,432 | NA |
| Total | 666,582 | 771,843 | 15.8% |

## China

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 333,299 | 133,486 | (60.0%) |
| Indirect | 243,033 | 331,986 | 36.6% |
| Total | 576,333 | 465,472 | (19.2%) |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | NA | 36,520 | NA |
| On-Site Combustion | 333,299 | 96,527 | (71.0%) |
| Cars | NA | 439 | NA |
| Total | 333,299 | 133,486 | (60.0%) |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 243,033 | 312,554 | 28.6% |
| Emissions from International Distribution Centers | NA | 19,432 | NA |
| Total | 243,033 | 331,986 | 36.6% |

## Japan

$CO_2$ Emissions by Type of Source — Tonnes of $CO_2$ Equivalent

| Type of Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Direct | 94,844 | 308,487 | 225.3% |
| Indirect | 423,548 | 439,857 | 3.9% |
| Total | 518,393 | 748,345 | 44.4% |

Direct $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Refrigerants | 44,184 | 242,487 | 448.8% |
| On-Site Combustion | 50,585 | 65,919 | 30.3% |
| Cars | 75 | 81 | 7.9% |
| Total | 94,844 | 308,487 | 225.3% |

Indirect $CO_2$ Emissions — Tonnes of $CO_2$ Equivalent

| Emissions Source | 2005 | 2006 | % change |
|---|---|---|---|
| Purchased Electricity | 423,548 | 439,857 | 3.9% |
| Emissions from International Distribution Centers | NA | NA | NA |
| Total | 423,548 | 439,857 | 3.9% |

Note: Calculated figures, e.g. totals, may not match due to rounding differences.

# Environment

## Sustainable Products

We know we have a powerful role to play in helping people live better through access to affordable, sustainable products. At the center of our efforts is the conviction that people shouldn't have to choose between products that save them money and products that have minimal impact on our environment. Our core customers shop at Wal-Mart to get the best value for their money, and when it comes to sustainability, we are dedicated to providing them with that same value. With all of our products, we want to provide our customers with the assurance that not only are they getting value and quality, but they are getting a product that was produced in a socially responsible manner. To help us deliver on these goals, we have created Sustainable Value Networks (SVNs). Over time, our networks will help us provide our customers with more sustainable and affordable products, while also reducing waste.

### New Markets for Consumer Products

Our efforts to develop new markets for sustainable technologies have moved beyond logistics and operations and on to our store shelves. One great example is a product developed through a partnership with Unilever that explored how we could dramatically reduce the packaging on All® detergent. In February 2006, Unilever unveiled All Small-and-Mighty®, an innovative product that is three-times concentrated and contains enough detergent for the same 32 loads as a 100-ounce bottle. With this product, Unilever estimates yearly savings of 11.5 million pounds of packaging waste and 864,000 gallons of diesel fuel.

In addition to detergent, we are working with suppliers to develop "Extended Roll Life" products that condense several rolls of either toilet paper or paper towels onto one "Extended Roll Life" roll. For example, the Charmin® 6 Mega Roll pack contains the same amount of toilet paper as a regular Charmin 24-roll pack. By selling twice as many Charmin® 6 Mega Roll packs, we can ship 42 percent more units on our trucks, eliminate 89.5 million cardboard roll cores, eliminate 360,087 pounds of plastic wrapping and reduce our diesel consumption by 53,966 gallons.

To eliminate non-paper waste associated with paper products, we are working with suppliers to eliminate the wrapping from individual paper towel rolls that are sold as a multiple unit package. By reducing a small amount of plastic from one type of product, we can eliminate hundreds of pounds of trash from landfills every year.

Beyond the money and energy we save, lies the potential to create new markets for these products, which happens when our competitors begin selling these products as well. Ultimately, this competition within markets can lead to significant savings in cost, $CO_2$ emissions and packaging that are far greater than what we could do alone.

### Compact Fluorescent Light Bulbs

A product like compact fluorescent light bulbs (CFLs) is one example of how we are making it easier for our customers to be part of the carbon solution. Converting just one conventional light bulb to a CFL can save a customer up to $30 in electric costs over the lifetime of the bulb, as well as prevent more than 110 pounds of coal from being burned and reduce greenhouse gas emissions by 450 pounds. We challenged ourselves by setting a goal to sell 100 million CFLs by 2008, and in October of 2007 we reached that goal. In doing so, we're enabling our customers to be part of the climate change solution, and we expect to save our customers $3 billion in energy costs and prevent 700 million incandescent bulbs from reaching landfills. Moreover, we will prevent 25 million tons of carbon dioxide from being released, which is the equivalent of taking 1 million cars off the road.

## Jewelry

For every ring that is made, gold mining generates approximately 20 tons of waste. Most of the world's gold deposits consist of microscopic specks that must be chemically extracted from rocks using thousands of gallons of cyanide. As the largest retailer of jewelry in the world, we see an opportunity to bring more sustainable practices to this industry, and we are working toward that goal through our Jewelry Network.

We want to have the confidence that the gems and minerals in our jewelry are extracted, refined, manufactured and sold in an environmentally sustainable and socially responsible way. This encompasses everything from promoting safe labor practices, to minimizing the local and ecological impact. Reaching these goals requires complete transparency in the supply chain. To achieve this much needed transparency, we are changing the way we interact with our suppliers and working to better understand our supply chains. We are also expanding our partnership efforts to include not only manufacturers, but also the mining companies themselves.

We have made some significant progress in the jewelry arena. To begin with, we participate in the Initiative for Responsible Mining Assurance. Our hope is that this will lead to a widely agreed-upon "certification-type" system for the mining industry, covering environmental, social and human rights issues. We are identifying a diamond mine, a gold mine, a manufacturer and a third-party verification company to produce new products in environmentally sustainable and socially conscious ways, and to test more transparent supply chain practices.

In addition, we have laid the groundwork to test gold recycling, and we plan to initiate that project before the year's end. We are also working to make sure the packaging and distribution of jewelry is more sustainable. So far, we are switching to biodegradable pallets and packaging for watches and fragrance, as well as recycled poly bags for fine jewelry. By the end of the year, we intend to switch to biodegradable bags for fine jewelry.

To achieve true progress in this arena, we know that we need to have the metrics in place to measure results. As we look to the future, our goal is to better manage our progress by developing measurements for the following:

- Products with traceable gems and metals;
- Recycled metals in products; and
- Use of recycled or biodegradable packaging.

Facts and Figures

For every ring that is made, gold mining generates approximately 20 tons of waste.

Most of the world's gold deposits consist of microscopic specks that must be chemically extracted from rocks using thousands of gallons of cyanide.

## Seafood

During the past 50 years, the demand for seafood has increased five-fold. As a result, three-fourths of the world's fisheries are being fished at or beyond sustainable limits. Only 10 percent of large ocean fish like tuna and halibut still exist. And it's not just the health and supply of fish that is at stake; over 1 billion people rely on fish as their primary source of protein, and 200 million people rely on the industry as their main source of income. For each of these reasons, maintaining marine life has never been more important than it is today.

As the world's largest retail seller of seafood, we know that by working to offer sustainably harvested seafood at affordable prices, we can impact not only our customers, but the industry as a whole. So, through our Seafood Network, we are working on several programs to help change the way we offer seafood to our customers, and hopefully in turn, positively change the larger seafood marketplace.

In February of 2006, we made a pledge to source all wild-caught fresh and frozen fish for the North American and UK market from fisheries that meet the Marine Stewardship Council's (MSC) independent environmental standard within the next three to five years – a pledge that ASDA has already fulfilled. For farm-raised aquaculture products like shrimp, we ask suppliers to obtain certification by the Aquaculture Certification Council, Inc. (ACC), an independent, non-governmental body established to certify social, environmental and food safety standards at aquaculture facilities around the world. The ACC audits the processors' hatcheries and farms to ensure they comply with the best aquaculture practices as established by the Global Aquaculture Alliance (GAA).

Today, we have 22 products available in all our stores – including wild-caught salmon – that are MSC-certified. This is only a start, but we are confident that we will be able to meet our three to five year goal. Our farmed-shrimp factories have been certified by the ACC as using responsible practices and controls, and we are currently in the process of having shrimp farms become ACC-certified as well. This has already been completed by ASDA. Beyond certifying the products we sell, we are working with Conservation International and other organizations to research investing in Marine Protected Areas that help preserve ocean wildlife and healthy fish populations.

Clearly, protecting our fisheries and ocean wildlife is an issue that knows no borders. Therefore, our next step in this arena will be to replicate the progress we have made in North America on a broader, international scale. By continuing to leverage the strength of our Network and using our learnings from our U.S. efforts, we are confident that we will be able to get there.

Facts and Figures

In January 2007, the Seafood Choices Alliance recognized Peter Redmond, divisional merchandise manager, Deli and Seafood, with the Seafood Champion Award for outstanding leadership in elevating the issue of seafood sustainability.

## Food and Agriculture

The environmental impacts of the food and agriculture industries – both positive and negative – are as numerous as they are varied. Production agriculture requires large amounts of water, energy and fertilizers during the growing stage. Bringing agricultural products to market also requires significant amounts of fuel, natural gas and electricity to run manufacturing, refrigeration and other systems. Additionally, oil polymers are used in abundance for packaging and generate huge volumes of disposable packaging and waste.

As the largest grocery retailer in the United States, and with operations in 14 markets, we see a responsibility and an opportunity to promote more sustainable practices in the food and agriculture industries. Through our Food and Agriculture Network, we are working to reduce food miles, increase the efficiency of our produce shipments and encourage best management practices in farming and food processing across the supply chain to ultimately bring more sustainable products to our shelves.

This effort requires improvement in overall eco-efficiency ranging from reducing agro-chemical usage to improving water and soil management. Additionally, beyond the farming sector we intend to stimulate widespread environmental improvement throughout the food supply chain. For example, in the United States, it is estimated that produce travels an average distance of 1,500 miles from farms to the homes of our customers. An unintended societal consequence of this geographic concentration is that many rural communities with rich agricultural traditions are in rapid economic decline. Acknowledging this, one of our primary focuses is reducing "food miles." For our buying team, we have introduced a "Food Miles Calculator," which allows our buyers to enter information on each supplier and product, determine product pick-up locations and select which of our 38 food distribution centers the product will reach. This ultimately allows the calculator to compute the total food miles.

To further reduce food miles, we're buying more produce locally, especially items like potatoes, tomatoes and peaches. We are also working with state departments of agriculture and suppliers to develop growing areas for products such as corn (Mississippi) and cilantro (Southern Florida) in areas where those products were not previously farmed. Not only will these efforts save food miles, but they will provide our customers with fresher products.

# Environment

This initiative will serve to enhance our long-term commitment to reinvigorate the economic vitality of rural communities. Additionally, it creates meaningful economic options for farmers in production areas which are under pressure of rapid urbanization.

Packing our trucks more efficiently is another way to significantly reduce food miles and waste. Recently we established the West Coast Consolidation Center in California. The center replaces less-than-full truckload produce shipments with full truckloads. We estimate this saves almost 5 million food miles each year, and dramatically reduces the number of trucks required to supply the same amount of product.

Outside the United States, we take pride in the fact that at our ASDA stores, approximately 90 percent of the fresh food that can be sourced in the United Kingdom is sourced there. Beyond reducing food miles in the United Kingdom, we are working to reduce our carbon footprint by selling products that have been produced using renewable energy, such as Respectful Eggs. Respectful Eggs are free range eggs produced with half the carbon footprint of standard free range eggs. This is done by exclusively using wind and solar power sources on the farm, as well as locally grown and produced feed for the hens. In our Brazil stores, we have over 400 SKUs (Stock Keeping Units) of organics in categories such as juice, meat, poultry, fruits and vegetables. Our goal is to have at least one organic product for each food category in Brazil by the end of 2007.

Providing our customers with affordable access to items they want – such as organically grown produce and fair trade coffee – is another focus of our efforts. While the sale of organic and fair trade products are an important initiative for us, our main focus is making a broad range of familiar products more sustainable and accessible to everyone. Therefore, our priority is to ensure that we provide fair trade and organic products that meet the same high quality standards that all of our other merchandise meets.

Today, we are also working to introduce a supplier scorecard, which we aim to launch in 2008. The scorecard will require our food suppliers to respond to a manufacturing, farm and/or supply chain questionnaire, depending upon the nature of their business. The answers on each scorecard will generate a relative score for key sustainability metrics, such as water use, energy use and waste. Our buyers will be able to use the scorecard when making purchasing decisions.

We believe that measuring and incentivizing suppliers will stimulate innovation and help them achieve dramatic improvements in their environmental performance. This, in turn, will contribute to a widespread shift in the way food is grown, processed and distributed.

As we continue to meet the growing demand for food that is farmed, processed and distributed in ways that protect our natural resources and communities, we remain committed to ensuring that those products meet our standards for consistent, high-quality food – from the farm to the dinner table.

Facts and Figures

In the United States, it is estimated that produce travels an average distance of 1,500 miles from farms to the homes of our customers.

## Chemicals

In the last 50 years, the introduction of new chemicals to our homes and workplaces has brought greater convenience, quality and efficiency to our lives. At the same time, we're learning that some of these chemicals may have unintended and harmful consequences for our health and environment. In fact, according to the United States Environmental Protection Agency (U.S. EPA), the air inside the typical home is on average two to five times more polluted than the air outside. In extreme cases, indoor air can be 100 times more contaminated, largely because of household cleaners and pesticides.

While we only sell products that meet government regulation, we believe we can take greater responsibility and leadership in moving beyond compliance and drive the development of products that are better for our environment and for our health. Through the Chemical Intensive Products Network, we are working to make this vision a reality. The Network's strategy is to identify chemicals of concern and encourage suppliers to explore and bring to market innovations that contain safer alternatives.

With hundreds of products that contain chemicals on our shelves, identifying which chemicals may be harmful is, without question, a challenging task. By working closely with our suppliers, we are tackling this challenge and seeing progress. One way we're doing this is through our "Preferred Chemical Principles," which were established in 2006 to set out a clear set of preferred characteristics for product ingredients.

The principles are:

- Embrace the spirit of the precautionary principle by taking action toward finding better alternatives when we suspect that an ingredient in a product or the product itself is capable of causing harm to human health and the environment.
- Establish leadership by going beyond compliance with legal requirements and moving towards ingredients with preferred characteristics.
- Demonstrate concern for the entire product life cycle by not only acknowledging the role that exposure and risk assessment play in understanding the potential risk to customers, but also establishing that our concerns extend beyond the end user of the product and relate to the entire life cycle, including the production of the raw materials used in products.
- Focus on human health and the environment by concentrating on chemicals that, with regard to hazard, are known to be likely or probable human carcinogens, mutagens or reproductive toxicants.

# Environment

Using these principles, we identify "priority chemicals" or "chemicals of concern." Our immediate focus is chemicals that have been classified as "known," "likely" or "probable" human carcinogens, mutagens or reproductive toxicants. We also focus on chemicals that are persistent, bio-accumulative and toxic. Chemicals with all three attributes are of the greatest concern. To date, we have announced three priority chemicals that we have asked suppliers to remove or replace.

To help our suppliers identify priority chemicals in their products and replace them with safer alternatives, we have implemented a three-step process:

- Awareness – where participating suppliers are given a period of time to identify for us any of their products that currently contain one of the priority chemicals;
- Development of an Action Plan – where suppliers communicate to us their plans regarding the removal of priority chemicals from their products; and
- Recognition and Reward – where we acknowledge the suppliers who participate and reward them for their efforts.

As we look to the future, we are focused on extending this three-step process to additional priority chemicals. Our goal is to notify suppliers of our desire to remove or replace these chemicals and to initiate the three-step process on an ongoing basis. To further engage suppliers, we are also developing a product sustainability screening tool. Through the tool, suppliers will be able to learn about ways to identify and replace chemicals of concern in their products.

In October 2006, the Chemical Intensive Product Network hosted the Molecule-to-Molecule Meeting to encourage innovation in products that meet the Preferred Chemical Principles. At the two-day symposium, the network announced the first three "priority chemicals," or "chemicals of concern." These are chemicals for which the network is encouraging the development of alternatives. We are encouraging current suppliers of products that contain these chemicals to move toward exploring the use of innovative replacement chemicals that meet the Preferred Chemical Principles.

These first three chemicals are:

- **Propoxur** – Propoxur is in the chemical class called carbamates and has been declared to be a "probable human carcinogen" by the U.S. EPA. Once a widely used insecticide, it is still found today in a small number of insect control products.
- **Permethrin** – While this chemical found in insecticides has preferred alternatives, it is still one of the most widely used insect control ingredients in and around homes in the United States. Permethrin has been characterized by the U.S. EPA as "likely to cause cancer in humans." In many cases, suppliers have already replaced permethrin with preferred alternatives.
- **NPEs (Nonyl Phenol Ethoxylates)** – The potential toxicity of NPEs to aquatic organisms as well as their persistence in the environment has raised concern worldwide. Our focus is on their use in cleaning products, where they are most commonly found and where they have the potential to do the most harm.

## Wood and Paper

We depend on forests to regulate the water cycle and stabilize soils, to provide a home for diverse plant and animal life, and to furnish us with vital supplies of food, medicines and wood. In addition, we rely on them to absorb carbon dioxide and impede global warming. Yet, an area of forest the size of a football field is cleared every second. That's 86,400 football fields a day. In tropical forests, it's estimated that 50,000 species become extinct each year because of deforestation.

The world's demand for paper and wood also impacts energy and water use. The pulp and paper industry is the world's fifth-largest industrial consumer of energy and uses more water to produce one ton of product than any other industry.

To address these issues, our Forest and Paper Network aims to:

- Develop transparency to the wood fiber source with suppliers that manufacture wood-based products;
- Create incentives for more suppliers to convert to certified wood;
- Drive category penetration of extended roll paper products; and
- Push for recovery of wood and paper products while encouraging the use of recycled materials when appropriate to the lifecycle.

By collaborating with our suppliers and changing practices within our own company, we have made progress toward reaching our goals.

We published guidelines for the Wood Furniture Supplier Preference Program. These guidelines will encourage all of our suppliers to embrace transparency for wood fiber and raw materials by 2010 and give preference to suppliers that can already verify use of sustainably harvested and recycled wood fiber. When we discover sustainable factory issues, we are committed to seeking alternatives, or even removing products from shelves. This was the case when we let our suppliers know that we would stop buying cypress mulch – bagged or forested in Louisiana – because of concerns around the loss of cypress forests along the coasts in that state.

Within our own four walls, we've introduced tall pallets for paper towels in Sam's Clubs, which eliminated a middle wooden pallet used in shipping and storage. In addition to saving over 540,000 wood pallets a year, this one change can save us up to $2.3 million. We've also introduced approximately 60 different Extended Roll Life (ERL) products in our U.S. Wal-Mart stores and around 10 ERL products in Sam's Clubs.

# Environment

In the United Kingdom, all hardwood garden furniture sold at ASDA is now certified by the Forest Stewardship Council (FSC), an independent, non-profit organization devoted to encouraging the responsible management of the world's forests. This certification ensures that the timber used is from a legal, sustainable and renewable forest resource. ASDA's own brand toilet paper – ASDA Shades – is made with 75 percent virgin material and 25 percent recycled material. All of the material is 100 percent FSC certified. It is the United Kingdom's top-selling toilet tissue today.

In an effort to ensure that our forests are protected for future generations, our Wood and Paper Network is committed to redesigning the way we source, use and make products from trees. Given the number of products we source – and the number of suppliers we source from – this is a complex task. It's difficult to know if the products we source are coming from certified suppliers and are being made using legally sustainable practices. This underscores the need for greater transparency in the system, which we are working to achieve.

Facts and Figures

The pulp and paper industry is the world's fifth-largest industrial consumer of energy and uses more water to produce one ton of product than any other industry.

## Textiles

Meeting the textile needs of a growing global population presents a set of unintended consequences, reaching from farm fields to the washers and dryers in our homes. Millions of pounds of oil-based chemical pesticides and fertilizers are used to grow cotton. Not only can these pesticides leach into our water supplies and negatively impact the health of the farmers that use them, but our reliance on them contributes to our world's growing dependency on oil. Cotton farming also requires a tremendous amount of water. Still, many argue that the greatest consequence of the growing demand for textiles is the energy used to launder the sheets, towels and clothes that are made out of them. In the United States, washers and dryers generate the same amount of greenhouse gas as having 2 million cars on the road annually.

The textile SVN's mission is to reduce the unintended costs associated with our supply chain so that we can offer customers sustainable clothing and textiles at affordable prices. As we work toward this goal, we have reached significant milestones, and we continue to set new ones. Today, we are the largest single purchaser of organic cotton in the world, and the world's largest purchaser of conversion cotton – cotton grown without chemicals, but waiting to be certified as organic. We expect to see an estimated 20 percent increase in organic cotton sales in 2007 over 2006. Our efforts in this area have protected water, soil, farmers and habitats from exposure to millions of pounds of toxic, oil-based chemicals and pesticides.

We are also exploring new alternative fibers. We are currently working with recycled fibers, bamboo and soybean to explore how we can provide high-quality textiles that are both affordable and have limited environmental impact. From 2006 to 2007, we estimate a 15.5 percent increase in sales of alternative fibers.

As we work to minimize the impact of textiles, we recognize that we need to examine the entire life cycle of the product – even after it leaves the store. One way that we can do this is through post-purchase care labeling. Today, we are working with our ASDA stores in the United Kingdom to test a labeling program that suggests cold water wash for clothing. Already, the George brand in the United Kingdom has dropped the recommended wash instructions on all of the clothing in its line to 30 degrees Celsius. Additional findings from this program will help to position our next steps in post-care labeling.

Lastly, and perhaps most importantly, we are nearing the launch of a supplier scorecard. The scorecard will ask questions about factory sourcing and post-production areas. When launched, it will enable us to more effectively engage the support of our supply chain to meet our SVN goals of identifying and minimizing inefficiencies within product life cycles and drive continuous improvement within our supplier base.

Facts and Figures

Today, Wal-Mart is the largest single purchaser of organic cotton in the world, and the world's largest purchaser of conversion cotton – cotton grown without chemicals, but waiting to be certified as organic.

Conversion Cotton

In 2007, we partnered with a large cotton spinner to commit to the purchase of more than 10 million pounds of conversion cotton. Our aim was not only to use and sell the product, but to ultimately help establish a means to market the cotton as a more sustainable alternative to conventional cotton.

Conversion cotton is a great example of the complexity involved in expanding the organic textile industry. To be fully certified as organic cotton, cotton must be grown on virgin land, which is land that has not been farmed in the three previous years, or has gone through a three-year conversion period. During this conversion period, many farmers see a reduction in output for the first few years. In addition to this reduction, the input costs increase, as the crops must begin the certification process, yet cannot be sold as organic for three years. In the past, these conversion crops were being sold as conventional cotton at a much lower price, so many farmers simply stopped converting to organic production.

## Electronics

As we rely increasingly on electronics and technology to bring greater efficiencies into our lives, we are faced with a problematic and complex concern. E-waste, which is old electronics discarded for waste, is piling up in landfills at an estimated rate of 20 to 50 million tons every year. Much of that waste contains heavy metals and chemicals that can leak into our soil, air and water supply.

Another concern is the increase in the amount of energy consumed by the use of electronics. Some of that energy is "phantom power" – the energy consumed by electronics while not in use. Phantom power can amount to more than 40 percent of overall electricity use.

# Environment

To that end, our Electronics Network is taking a two-pronged approach. The first is to work with our suppliers to reduce the overall energy of products used, as well as to introduce more "auto power down" features on electronics so that they automatically go into standby mode when not being actively used. Our second approach is to inform consumers about the dangers of phantom loads through education and better labeling. Not only will this help our customers save money, it will also reduce these unnecessary emissions.

These are just a few of the challenges the Electronics Network is addressing. Together with our suppliers, we are working to bring our customers more sustainable products and solutions, and to reduce the environmental impact of the electronics industry as a whole.

As we do so, it's important that we address the entire lifespan of the product – from the chemicals and waste used in production, to packaging, to the way our customers use electronics in their homes and dispose of them.

We began by looking at the production process. Today, we are close to achieving our goal of certifying all personal computers (PCs) and large electronics, such as televisions, as "RoHS-compliant" by the end of 2007. RoHS – or Restriction on Hazardous Substances – is a set of European standards that restricts the amount of hazardous substances in electronics. In fact, Wal-Mart was the first retailer in the United States to offer a RoHS-compliant laptop.

We are also working closely with our suppliers to increase the efficiency of many of the appliances we sell and are encouraging them to get their products ENERGY STAR-certified. We will also be launching an Electronics Scorecard which will gather product information from suppliers on the product's energy efficiency, durability, packaging and end-of-life solution. Our buyers will be able to use this information to influence their purchasing decisions.

In the United Kingdom, the electronics team at ASDA is undertaking a trial program that is removing "standby buttons" on our private label televisions. Depending on the success of the test program, which is aimed at eliminating this energy-wasting option, we may expand the roll-out to include all private-label televisions by the third quarter of next year.

Corresponding to our philosophy on waste, we are also investing our efforts in electronics recycling. This year, we hosted more than 40 e-waste recycling events where community members in a number of cities across the United States could drop-off their used electronics for proper recycling. During these events, we prevented more than 124,000 pounds of unwanted electronics from being sent to landfills. As we move into 2008, our goal will be to do even more events and eliminate more e-waste next year.

While our efforts represent small steps, they are steps in the right direction. To drive industry-wide change, we will continue working with our suppliers to identify sustainable solutions that can be used at every stage of an electronic product's life cycle.

### Facts and Figures

Electronics waste is piling up in landfills at an estimated rate of 20 to 50 million tons every year.

## Supply Chain

Because our products come from both around the corner and around the globe, it is essential that we work with suppliers to make our merchandise more environmentally friendly, and at the same time, help them become more sustainable businesses in their own right.

In 2007, we announced an effort to measure the ability of our suppliers to reduce packaging and use more sustainable resources. Our goal is a 5 percent reduction in overall packaging by 2013. With more than 60,000 suppliers around the world, the impact of this 5 percent reduction could be equal to removing 213,000 trucks from the road and preventing 66.7 million gallons of diesel fuel from being burned, per year. Not only will this benefit the environment, but it could save our supply chain more than $3.4 billion. Because we work with suppliers from all over the world, this makes it a truly global initiative in scope. For instance, our U.K. division, ASDA, recently announced its own goal of reducing packaging on its own food label by 25 percent by the end of next year. As our efforts spread to other suppliers and retailers outside of Wal-Mart, we believe this packaging reduction could save the global supply chain nearly $11 billion.

Within our supply chain, there are many opportunities beyond packaging to promote sustainability. Through our Energy Efficiency Programs, we are sharing best practices in energy efficiency with our suppliers. We have also begun to look at our work globally – and at particular countries such as China – and explore what we can do to foster sustainable practices in the countries where many of our suppliers source their goods.

### Facts and Figures

Reducing packaging at Wal-Mart overall by 5 percent could be equal to removing 213,000 trucks from the road and preventing 66.7 million gallons of diesel fuel from being burned, per year.

Not only will this benefit the environment, but it could save our supply chain more than $3.4 billion.

### Packaging

Have you ever noticed that after taking an item out of its package you are sometimes left with more packaging than product? We noticed, and as we've worked to become a more sustainable business, we have identified packaging as one of the most effective places to begin to make changes. By focusing on the way that our products are packaged, we can take some initial steps in achieving our long-term sustainability goals.

To help us get there, we have set some global packaging benchmarks that will help gauge our progress. They include:

- Creating a closed loop on packaging where we ultimately become a raw material supplier to packaging manufacturers;
- Reducing packaging 5 percent by 2013;
- Becoming packaging neutral by 2025; and
- Replacing PVC (polyvinyl chloride) in Private Brand packaging.

# Environment

Perhaps the most transformative of these goals focuses on closed-loop packaging. To meet this goal, we need to work with more than 60,000 suppliers to reduce the size of packaging and drive the use of renewable and recyclable materials that can be used to make future packages. By recycling rather than sending packaging to a landfill, we aim to profitably close the loop on packaging.

In retail, products vary wildly, but packaging generally remains consistent across geographic borders, which enables our Packaging SVN to have truly global goals and a truly global impact. The Packaging SVN is comprised of approximately 200 representatives from such areas as government, non-governmental organizations (NGOs), academia and industry. One of the most exciting results of this global collaboration is the Packaging Scorecard.

The Packaging Scorecard was officially announced at the Clinton Global Initiative in September 2006. It was then launched to Private Brand suppliers on November 1, 2006, and unveiled to all suppliers on February 1, 2007. The scorecard evaluates our suppliers around the world on the sustainability of their packaging and rates them relative to their competitors. In the first month, more than 2,000 vendors logged onto the site and more than 100 products were entered into the system. On February 1, 2008, our buyers will begin using the scorecard results to inform their purchasing decisions.

To help us reach our PVC goal, the Packaging SVN will develop a standard for PVC in packages. We anticipate that by the third quarter of 2008, we will be able to use the scorecard to determine how many products will continue to be packaged in PVC and take steps to eliminate it from Private Brand packages.

We are also working to engage our suppliers through packaging fairs. In March 2007, we hosted the second Sustainable Packaging Exposition. At the exposition, approximately 130 packaging suppliers showcased nearly 3,000 packaging alternatives made out of renewable resources such as corn or potatoes. These sustainable materials can reduce or replace expanded polystyrene, increase recycled content in materials and replace clamshells composed of non-recoverable materials.

As we move forward, we need to expand our vision of the role we can – and should – be playing in packaging. There is always room to do more and better. The sheer number of suppliers interested in this area requires more time and staff to educate these suppliers about our approach to packaging – and it is an investment we need to consider. In addition, it's difficult to track progress if suppliers are resistant to using scorecards, so we need to work with them to help them understand how scorecards can add value to their own businesses. We have only just begun to reach our potential in this area. Capturing the rest of the opportunities will lead to no less than a total transformation of our business.

### Partnering with Suppliers to Reduce Packaging

In 2005, we partnered with Unilever to dramatically reduce the packaging on its All® detergent. In February 2006, Unilever unveiled All Small-and-Mighty®, an innovative product that is three times as concentrated as regular detergent and contains enough product to wash 32 loads of laundry – the same as a 100-ounce bottle. Unilever expects yearly savings of 364,000 gallons of diesel fuel, 6 million pounds of plastic and 50 million square feet of cardboard. Consistent with its sustainability mission, P&G has also announced that it will convert its entire portfolio of liquid laundry detergents to a "2X" concentrated formula.

If we reach our goal of reducing packaging by 5 percent, we will not only prevent millions of pounds of trash from reaching landfills, we also project that we will save 667,000 metric tons of carbon dioxide from entering the atmosphere. This is equal to taking 213,000 trucks off the road per year, and saving 323,800 tons of coal and 66.7 million gallons of diesel fuel from being burned. If just 10 percent of the retail industry adopts this initiative, we expect net savings of $10.98 billion. Additionally, the Wal-Mart supply chain alone is poised to save an estimated $3.4 billion.

### Sharing Our Energy-Efficiency Findings

Working to reach our goal to become supplied 100 percent by renewable energy has forced us to innovate and think in new ways about our energy use. We've realized that by communicating what we've learned with our network of more than 60,000 suppliers, we can multiply the effects of the changes we're making. So, we're excited by the discoveries we've made, and we're working to share those innovations with others.

Today, we offer suppliers a survey of their facilities and suggest energy-efficiency improvements based on technologies we've used in our stores, Clubs and distribution centers. Upon survey completion, we provide a proposal detailing both the potential savings they can reap and the costs of making the recommended changes. If the proposal is accepted, we utilize our supplier relationships and our bid management expertise to obtain the lowest costs possible for project implementation. To date, we have only done this in the United States. To have a truly meaningful effort, we will have to expand it abroad.

In addition to working with our suppliers, we are starting to pilot a similar initiative for the businesses we serve. Sam's Club has partnered with General Electric and Applied Energy Services to pool our combined expertise and help small business members run more energy-efficient businesses and ultimately save them money on their energy bills (see Hughes Performance/Sharing Energy Efficient Practices with Small Businesses.)

### Case Study: Dana Undies

Dana Undies, a manufacturer of children's clothes and underwear, is one of the suppliers that have worked with us to become more energy-efficient. The company conducts operations and distribution in a building of approximately 65,000 square feet and distributes its products worldwide through retailers such as Wal-Mart.

When Dana Undies decided to work with us to learn how to reduce its energy use, our engineers conducted a facilities audit and made several suggestions for operational changes and capital improvements. These recommendations included planting trees near the facility, cleaning air conditioning coils, installing a white roof and retrofitting the facility with T12 lighting – many of the innovations we use in our own stores and distribution centers.

# Environment

We then assisted with lighting design and utilized our relationships with lighting suppliers to secure the best price available for the renovation. As a result, Dana Undies has seen a 52 percent reduction in its electricity bills. After 12 months, the improvements it made paid for themselves in energy savings.

China

In the last 25 years, China has witnessed a wave of economic growth unlike anything in the history of modern civilization. Millions of individuals have been lifted out of poverty and are today reaping the benefits of the nation's modern and vibrant economy. Yet, this tide of growth does not come without unintended consequences.

With a large and growing retail presence, and a vast network of suppliers that source from China, we see a responsibility and an opportunity to promote practices that will sustain the country's growth and protect our world's natural resources. Through our China Network, we are forming partnerships with government, industry and non-governmental organizations to identify solutions for sustainable growth and supplier best practices.

One of the network's chief priorities has been the development of a "model factory" program. The model factory will highlight excellence in product quality, ethical standards and environmental practices – the building blocks of sustainable sourcing. Over time, the network is facilitating measurement of the following in participating factories:

- Energy reduced in gigajoules (GJ);
- Water reduced in cubic meters ($m^3$);
- Waste reduced in kilograms;
- Carbon footprint ($CO_2$) reduced in kilograms; and
- Percent of reused or recycled waste.

To date, 13 suppliers have volunteered to be a part of our model factory program, and we are working with them to dig deep into their companies' operations and sourcing models to help identify best practices and improvements that can be implemented in their factories and businesses so that they can be more environmentally sustainable while maintaining profitability. Our next step is to look beyond the factories to the raw material sources themselves. To this end, we recently undertook a research trip to explore opportunities for integrating more sustainable practices into the operations of raw material suppliers. To date, the cost savings for factories totals 4.8 million Chinese renminbi (RMB) or $640,000 (USD).

We are proud of our first steps, but the challenges we face are significant and complex. The high turnover of factories and suppliers, combined with a lack of long-term purchase commitments, has made progress difficult to accelerate. We also see an untapped opportunity to collaborate in more dynamic ways with the Chinese government.

Today, we estimate that there are thousands of export factories in China from which we directly source goods. This does not include the large number of factories from which we indirectly source goods. Moving forward, we must continue to look for innovative ways to engage all of our suppliers in the path toward sustainable development in China.

# Exhibit C

DM 3013483

## Wal-Mart is Reducing Greenhouse Gas Emissions

At Wal-Mart, we know that being an efficient and profitable business and being a good steward of the environment are goals that can work together. As one of the largest companies in the world, with an expanding global presence, we know we have a responsibility to deal with environmental problems, especially climate change. One of our environmental goals at Wal-Mart is **to be supplied 100% by renewable energy,** and one of the ways we hope to achieve this is by establishing a Greenhouse Gas (GHG) Network to study and actively reduce our carbon footprint. **Our GHG Network works to create business advantages from measuring, reducing and eliminating the use of fossil fuels in our stores, supply chain and by customers.**

### The Facts about Greenhouse Gases:

Many chemical compounds found in the Earth's atmosphere act as "greenhouse gases." These gases allow sunlight to enter the atmosphere freely. When sunlight strikes the Earth's surface, some of it is reflected back towards space as infrared radiation (heat). Greenhouse gases absorb this infrared radiation and trap the heat in the atmosphere, which many scientists believe contributes to global warning.

- **Levels of several important greenhouse gases have increased by about 25 percent since large-scale industrialization began around 150 years ago.**

- During the past 20 years, about three-quarters of human-made carbon dioxide emissions were from burning fossil fuels.

- The World Meteorological Organization reports that the **10 warmest years in the past 140 have all occurred since 1983.** Some of this change may be natural, but over the past 200 years human activity has altered the world's atmosphere, and there is increasing evidence that these atmospheric changes are having an influence on the climate through the enhanced greenhouse effect.

- The effects of global warming are already in evidence. **Global warming may cause regional rain patterns to change, while melting glaciers and the thermal expansions of seawater may raise global sea levels by between 15 and 95 cm by the year 2100.**

### Working Towards Greenhouse Gas Reductions:

Due to our size and scope, Wal-Mart is uniquely positioned to have an impact on climate change while serving the interests of our customers. Tracking the amount of greenhouse gases we emit is the first step to reduction. The next step is finding ways to save energy through our value chain, reducing emissions, and saving our company, our suppliers and our customers money. The best way to cut back our emissions is to not burn fossils for electricity, heat or fuel. For this reason, to be supplied by 100% renewable energy is our long-term vision.

- We are the largest private consumer of electricity in the United States, and the owner of one of the largest private heavy-duty truck fleets in the country.

# GREENHOUSE GAS EMISSIONS

WAL★MART

- **Through the 2006 Carbon Disclosure Project, Wal-Mart announced its global GHG footprint of 19.2 million metric tons globally, including 15.4 million tons in the U.S.** For the CDP filing, we determined that our top sources of GHGs are refrigeration, logistics, purchased energy and on-side combustion.

- In September 2006, Wal-Mart received the **Alliance to Save Energy Chairman's Award** in recognition for our commitment to energy efficiency and the environment, and for "innovative corporate policy, strong leadership, and continued contribution to the cause of energy efficiency."

- We are pursuing regulatory and policy changes that will create incentives for utilities to invest in energy efficiency, to use low or no greenhouse gas sources of electricity, and to reduce barriers to integrating these sources into the power grid. Wal-Mart Stores Inc. Vice President of Corporate Strategy/Sustainability Andy Ruben testified before the **House Committee on Government Reform in July 2006**, and participated in the **Senate Energy and Natural Resources Committee's conference on climate change in April 2006.**

- In October 2005, we committed to aggressively invest approximately $500 million annually in technologies and innovations to reduce greenhouse gases, create prototypes that are 25-30% more efficient and increase fleet efficiency.

- We have a plan to reduce greenhouse gas emissions at our existing stores, SAM'S Clubs and Distribution Centers around the world by **20 percent over the next seven years.**

- Wal-Mart and SAM'S CLUB are working to raise awareness among consumers and associates about energy-saving technologies such as **compact fluorescent lightbulbs (CFLs).** In November 2006, we announced a goal to sell 100 million CFLs by 2008. In February 2007, Wal-Mart joined other groups in launching www.18Seconds.org, a grassroots movement promoting CFLs as a means to save energy. Making these highly efficient bulbs accessible and affordable to our customers is important to Wal-Mart because each CFL uses **70 percent less energy than a traditional bulb, prevents 450 lbs. of GHG emissions, and saves up to $30 per bulb in utility costs.**

- We are working to design and test a viable prototype store that is **25-30 percent more efficient** and will produce up to **30 percent fewer greenhouse gas emissions** within the next four years.

- It is important that we **share our learnings** with the world, including our competitors, because the more people who utilize these technological advancements, the larger the market and the more we can save our customers.

- We plan to initiate a scorecard that will **show preference to suppliers who set their own environmental goals and aggressively reduce their own emissions.**

- Through the **Business Energy Efficiency Program**, our Sam's Club team partnered with GE Lighting and AES in Phoenix, Arizona, to help Hughes Performance improve its energy-efficiency. We visited the Hughes offices and determined that they could save a great deal of energy by retrofitting lighting fixtures and installing T-8 fluorescent lights. **Jim Hughes expects to see 40 percent savings on his electric bills and is very pleased with the service.**

<u>Did You Know ...?</u>

- "Scientists have become increasingly concerned in recent years about the amount of carbon dioxide released into the atmosphere by the burning of fossil fuels. **Average worldwide temperatures have risen this century as a result of what many believe is a greenhouse effect from that pollution**" (Marcus Kabel, *Associated Press, "Gore Praises Wal-Mart for Sustainability Plans,"* July 13, 2006).

- "The signs of climate change are all around us, but **the impacts can be dramatically lessened if we take action now to reduce greenhouse gas emissions**," said Linda Adams, California's secretary for Environmental Protection" (Marla Cone, *Los Angeles Times, "The Nation: Forecast for 2080 Is a Study in Extremes,"* October 20, 2006).

- "We are seeing problems from pole to pole; we see them in the oceans and we see them on land," says Lara Hansen, chief climate-change scientist at the World Wildlife Fund. "**There are very few systems that I can think of that are untouched by climate change**" (Mac Margolis, *Newsweek International, "Why the Frogs Are Dying,"* October 16, 2006).

- "**Climate change is happening a lot faster than the process of evolution can**," says biologist Camille Parmesan, at the University of Texas. "The fact that species are going extinct is telling you that they didn't adapt" (Mac Margolis, *Newsweek International, "Why the Frogs Are Dying,"* October 16, 2006).

<u>What Others Are Saying:</u>

- "Gore told Wal-Mart executives and employees at a day-long conference Wednesday on the retailer's 'green' efforts that they should be proud to work there. 'I believe that this kind of commitment is so important that the rest of the world is likely to be listening and learning,' Gore told a packed auditorium of over 800 Wal-Mart employees, suppliers and outside experts who are advising the company...'**The message from Wal-Mart today to the rest of the business community is, there need not be any conflict between the environment and the economy.** We will find the way not only to reconcile (those), but to find new profits and new opportunities as we do the right thing,' Gore said" (Marcus Kabel, *Assocated Press, "Gore Praises Wal-Mart for Sustainability Plans,"* July 13, 2006).

- "Ms. Little (reporter for the online environmental magazine Grist) points out that Wal-Mart's size -- the very thing that makes it so vulnerable to attack -- is **precisely what "could make it a powerful force for good for the planet.** The company controls so much of the retail market, and has such sway over manufacturers, **that any green initiatives on its part have huge ripple effects,**" she writes." (Dan Mitchell, *The New York Times, "Wal-Mart Flirts With Being Green,"* April 22, 2006)

- "Says (Former President Bill) Clinton: 'I never ask any business to lose money. What we need most in AIDS, **in climate change,** in health care, is for them to reexamine the premises on which they operate.' **He cites Wal-Mart's move to a greener business model as a key example of doing well by doing good.**" (Bethany McLean, *Fortune, "The Power of Philanthropy,"* September 18, 2006).

- "For TreeHuggers in the US, Thanksgiving is just a day a way, so we'll take time to pause and reflect on some of the things that TreeHugger is thankful for this year. 1) From the trailer to the theater to the DVD, we're thankful for everything Al Gore and An Inconvenient Truth did to help bring global warming to mainstream consciousness. 2) We're thankful for Tesla Motors, who've shown that electric cars can be hot and fast and eventually affordable. **3) That's right: TreeHugger is thankful for Wal-Mart. We know they aren't perfect, but from selling 100 million compact fluorescent bulbs to offering organic food and sustainable fish to a huge new market, the giant retailer is making some big steps in a greener direction"** (Collin Dunn, *Treehugger.com, "TreeHugger Picks: What We're Thankful For"*, November 22, 2006)

For more information about Wal-Mart's sustainability initiatives, please visit www.walmartfacts.com and www.walmartstores.com.

###

# Exhibit D

## WAL-MART STORES, INC. LOOKS AT RENEWABLE FUELS

*Alternative fuels being considered for fleet and for customers*

At Wal-Mart, we believe that being a profitable and efficient business goes hand-in-hand with being a good steward of the environment. In an effort to reach Wal-Mart's larger goal of being supplied by 100 percent renewable energy, our **Alternative Fuels Network is looking to incorporate renewable fuels into our retail fuel locations and for use in our fleet of trucks.**

### Fueling Our Future

We see many benefits to renewable fuels. These fuels can produce fewer emissions compared to traditional gasoline and diesel, and can also be made right here in the United States. **By using renewable fuels, we will reduce the effects of global warming and support farmers across the nation.** The Alternative Fuels Network supports the Federal Renewable Fuels Standard and is developing aggressive business plans to exceed these standards.

- Ethanol is used in many states as an additive to gasoline to make gasoline burn cleaner. All conventional vehicles can use ethanol when blended in a form called E10 (10 percent ethanol and 90 percent gasoline). The E10 blend reduces emissions when burned in an engine. **Wal-Mart is exploring the expansion of E10 blending** as a critical first step to further the integration of renewable fuels into its fuel supplies.
- Diesel trucks and vehicles can also run on renewable biodiesel blends. Biodiesel can be made from multiple feed stocks and produces fewer particulate matter, carbon monoxide and sulfur dioxide emissions compared to traditional diesel. Wal-Mart is currently **testing several different biodiesel blends in our private truck fleet,** and is committed to finding consistent high quality products that meet our stringent requirements. We hope to eventually expand this offering to our retail locations.
- Many auto makers are selling "Flex Fuel" vehicles that can run on a number of fuels, including E85 (85 percent ethanol and 15 percent gasoline). As a retail vendor of gasoline, Sam's Club is **investing in research, development and equipment that will enable us to bring alternative fuels such as E85 to our millions of customers who fuel at our stores.**
- Emerging alternative fuels, such as **cellulosic ethanol, algae biodiesel and hydrogen**, offer promise to meet our future transportation energy demands. **Wal-Mart is committed to exploring these innovative fuels** and finding viable alternatives to fossil fuels.

### Did you know?

- The average American uses **500 gallons of gasoline every year** and drives the average vehicle more than 12,000 miles per year.
- **E85 can reduce ozone-forming emissions by 25 percent** compared to reformulated gasoline.
- Using a blend of 20 percent **biodiesel reduces carbon dioxide emissions by 15 percent**. Biodiesel is safe, biodegradable, and reduces serious air pollutants such as particulates, carbon monoxide and hydrocarbons.
- In the United States, **one out of every eight gallons of gasoline sold contains ethanol.**

**What Others are Saying:**

- "The latest example is **Wal-Mart Stores**, which said ... it is considering selling a heavy ethanol blend, known as E85, at the 385 service stations it owns and operates at Sam's Clubs and Wal-Marts around the U.S. This is big news, indeed." *Boardrooms, June 7, 2006*

- "For ethanol to become a true alternative to gasoline in the U.S., we need more retail outlets selling it, more vehicles using it, and we will need more than ethanol," said Matt Hartwig, spokesman for the Renewable Fuels Associan. "**Wal-Mart** could play an important role in increasing that infrastructure." *Wall Street Journal, June 1, 2006*

- "**Wal-Mart** announced last week it was looking at adding E-85 to its Sam's mart stores, and if you talk to someone in the ethanol industry, a lot of people are expecting that number (of retailers) to rise to 2,000 pretty soon," Alexander said. "If just **Wal-Mart** alone were to convert, that would make a big dent." *Houston Chronicle, June 6, 2006*

- "Commentators see **Wal-Mart**'s sudden interest in ethanol as both a savvy marketing move and an extension of an environmental plan it launched last year, designed to improve energy efficiency, reduce waste, and cut greenhouse gas emissions across all its operations." *New Zealand Energy and Environment Business Week, June 14, 2006*

For more information on Wal-Mart's sustainability efforts, please visit www.walmartfacts.com.

###

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2008 JAN 30 PM 3:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 29, 2008

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Wal-Mart Stores, Inc.; Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAOX"), attached please find six (6) copies of FEAOX's response to a January 25, 2008 request by Wal-Mart Stores, Inc. for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management.LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2008 JAN 30 PM 3:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 29, 2008

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Wal-Mart Stores, Inc. under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a January 25, 2008 request from Wal-Mart Stores, Inc. ("Wal-Mart") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that Wal-Mart's request is without merit and that there is no legal or factual basis for Wal-Mart to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

**I. Wal-Mart has not substantially implemented the Proposal.**

The Proposal requests that Wal-Mart prepare a Global Warming report that describes and discusses,

> *...how action taken to date by Wal-Mart to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.*

Wal-Mart admits in its request for a no-action letter (page 5) that,

*...The Company recognizes that the Sustainability report, the Fact sheets and other information it regularly provides its shareholders and others contain no explicit description or quantification of the [Company's actions] on mean global temperature or the climate or weather-related disasters and effects...*

Wal-Mart has, therefore by its own admission, not substantially implemented the Proposal.

**II. The Proposal does not advance a personal interest or grievance.**

Global warming is not a personal interest or grievance. Global warming is the sort of significant social policy issue that the Staff has deemed transcends the "ordinary business operations" exception for shareholder proposals. [*See* Exchange Act Release 40,018 (May 21, 1998) and Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005)].

Moreover, the Staff recently denied a request for a no-action letter concerning a less burdensome global warming-related proposal filed by the proponent of the current Proposal. *See General Electric Company* (avail. Jan. 15, 2008).

**III. The Proposal is not impermissibly vague or impossible to implement.**

The Proposal is, in fact, relatively simple to implement with information already at hand.

Wal-Mart, for example, admits (page 5) that it already knows what its annual carbon dioxide (CO2) emissions are. It also admits (page 3) that it is aware of the work of the Intergovernmental Panel on Climate Change (IPCC). By applying its CO2 data to IPCC formulas that relate CO2 emissions to global temperature, the Company can easily estimate of the impact of its actions on mean global temperature.

It would also be acceptable for the Company to respond to the Proposal with, "Wal-Mart does not know what, if any, impacts its actions are having on global climate."

Finally, to the extent that the Proposal is vague, Wal-Mart may use its discretion in completing the requested report.

**IV. Thomas Kim should recuse himself from this matter.**

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff twice refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;

- FEAOX re-filed its global warming proposal on October 30, 2007 while Mr. Kim may still have been employed by GE;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

**V. Conclusion**

Based upon the forgoing analysis, we respectfully request that the Staff reject Wal-Mart's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Wal-Mart and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to Wal-Mart and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Wal-Mart or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Wal-Mart's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Jennifer F. Rudolph, Wal-Mart

Legal

Jennifer F. Rudolph
Jennifer.Rudolph@walmartlegal.com



WAL★MART

702 SW 8th Street
Bentonville, AR 72716
Direct 479.277.9353
Main 479.273.4505
www.walmart.com

February 20, 2008

<u>OVERNIGHT DELIVERY</u>
<u>VIA FEDERAL EXPRESS</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. – Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the Free Enterprise Action Fund

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (*"Wal-Mart"* or the *"Company"*), is filing this letter in response to the letter, dated January 29, 2008 (the *"Response Letter"*), to the staff of the Division of Corporation Finance (the *"Staff"*) of the Securities and Exchange Commission (the *"Commission"*) from the Free Enterprise Action Fund (the *"Proponent"*). That letter was sent in response to the Company's letter to the Staff dated January 25, 2008 (the *"Request Letter"*) by which the Company notified the Staff of its intention to exclude the shareholder proposal submitted by the Proponent (the *"Proposal"*) from the Company's proxy materials relating to its 2008 Annual Shareholders Meeting (the *"2008 Proxy Materials"*). The Request Letter also requested that the Staff confirm that it would not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2008 Proxy Materials for the reasons described in the Request Letter. Six copies of this letter are enclosed.

**I. Background.**

The Proposal requests that the Company's Board of Directors (the *"Board"*) "prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report." The Proposal does not specify the contents of this report, other than to say that the report "*may* describe and discuss how action taken to date by Wal-Mart to reduce its impact on global climate change has affected global climate in terms of any changes in the mean global temperature and any undesirable climatic and weather related events and disasters avoided." (emphasis added). In the Request Letter, Wal-Mart indicated that it had concluded that:

- Wal-Mart has substantially implemented the Proposal, and therefore may exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended;
- the Proposal is designed to further a personal grievance or personal interest of the Proponent, and therefore may be excluded in reliance on Rule 14a-8(i)(4); and
- as the Proposal is impermissibly vague and impossible to implement by the Company, the Proposal may be excluded in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

The Proponent argues in the Response Letter that Wal-Mart may not exclude the Proposal on any of these grounds. However, the Proponent's arguments are unpersuasive.

**II. Response to the Response Letter's Arguments.**

A. <u>The Company has substantially implemented the Proposal</u>.

The Proponent's sole argument to support this contention is to reiterate that the Proposal "requests that Wal-Mart prepare a global warming report that describes and discusses" how the action taken to date by Wal-Mart to reduce its impact on global climate has affected global climate in the manner noted above. The Proponent then quotes a statement in the Request Letter to the effect that the Company recognizes that its climate-related disclosures do not contain an explicit description or quantification of the effect of the Company's actions on mean global temperature or weather-related disasters and effects.

First, the Proponent mischaracterizes the nature of the Proposal. The Proposal asks only that the Board "prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report." The Proposal does not specify what the content of the report must be. Rather, the Proposal indicates, that the Company "*may discuss*" how its actions have affected global climate in terms of any changes in mean global temperature and climatic and weather-related events, thereby *suggesting* one possible topic for the report.

Second, the Proponent quotes the statement from the Request Letter out of context. The Company did not admit that it had not substantially implemented the Proposal. In fact, the Request Letter described the substantial and detailed reports and other information the Company has publicly provided related to the environment and global climate – information that a reasonable reader would recognize as a "global warming report." The statement quoted in the Response Letter merely describes one difference between the information provided by the Company and one particular item of information that the Proponent suggested the Company "may discuss" in the Report. Clearly, it does not follow from this one difference that the Company has not substantially implemented the Proposal.

As demonstrated in the Request Letter, the Company has provided its shareholders and others a substantial body of information regarding its efforts to reduce its impact on the climate, which is the same information that the Company could and would provide in a separate global warming report. Consequently, the Company believes that it has substantially implemented the Proposal and, as a result, may exclude the Proposal under Rule 14a-8(i)(10).

B The Proposal advances a personal interest or grievance.

The Company believes the Proponent has a personal interest in the Proposal that Wal-Mart's shareholders at large do not share. The Company recognizes that climate change is an issue of interest to society at large. However, as the Supporting Statement suggests, if the Proponent wants anything in the report, it is for Wal-Mart to admit that it cannot quantify the impact of its actions regarding climate change on global mean surface temperature or the weather. In other words, the Proponent seeks to use the Proposal to cause the Company to indirectly promote the Proponent's clearly discernable personal view that linkages between greenhouse gases and climate change are based on bad science. By making the Proposal, the Proponent pursues a personal agenda not shared by Wal-Mart's shareholders at large and is not attempting to promote the interests of the Company's shareholders. Consequently, the Company believes it may exclude the Proposal under Rule 14a-8(i)(4).

C. The Proposal is impermissibly vague or impossible to implement.

The Response Letter states that the Proposal is "relatively simple to implement with the information at hand." The Proponent appears to be suggesting that the Company can easily calculate the impact of its actions on the global mean surface temperature. The Proponent suggests that the Company use formulas of the Intergovernmental Panel on Climate Change (*"IPCC"*) that relate carbon dioxide emissions to global temperature to estimate that change. However, it is unclear to what formulas the Proponent is referring. While various formulas are cited in various IPCC reports, including *Working Group I: Climate Change 2007: The Physical Science Basis,* (available at http://www.ipcc.ch/ipccreports/ar4-wg1.htm), even a cursory view of this document reveals how complex and contingent any such calculations are. Therefore, the Company believes that any estimate it might publish as to the degree of change the climate resulting from its actions would not be meaningful. Therefore, the Company believes that the Proposal is impermissibly vague and the suggestion that the Company report the effect of its actions on global climate and on other weather events is impossible to implement and, therefore, the Company may exclude the Proposal in reliance on Rules 14a-8(i)(3) and 14a-8(i)(6).

## III. Conclusion

Based on the foregoing, Wal-Mart hereby reiterates its request that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2008 Proxy Materials.

Please call the undersigned at (479) 277-9353, Geoffrey W. Edwards, Assistant General Counsel, at (479) 204-6483, or Jeffrey J. Gearhart, Senior Vice President and Deputy General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Jennifer F. Rudolph

Jennifer F. Rudolph

cc: Free Enterprise Action Fund c/o Steven J. Milloy
Managing Partner & General Counsel
12309 Briarbush Lane
Potomac, Maryland 20854

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 25, 2008

The proposal requests that the board prepare a global warming report.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Wal-Mart relies.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END